Filed pursuant to Rule 424(b)(2)
Registration No. 333-138431

PROSPECTUS

$600,000,000

Qwest Corporation

Exchange Offer for All Outstanding

7.5% Notes due 2014

(CUSIP Nos. 74913G AP0 and U7490R AG4)

for new 7.5% Notes due 2014

that have been registered under the Securities Act of 1933

This exchange offer will expire at 5:00 p.m., New York City time,

on December 18, 2006, unless extended.

The Exchange Notes:

•	The terms of the registered 7.5% Notes due 2014 to be issued in the exchange offer are substantially identical to the terms of the outstanding 7.5% Notes due 2014, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes will not apply to the exchange notes.

•	We are offering the exchange notes pursuant to a registration rights agreement that we entered into in connection with the issuance of the outstanding notes.

Material Terms of the Exchange Offer:

•	The exchange offer expires at 5:00 p.m., New York City time, on December 18, 2006, unless extended.

•	Upon expiration of the exchange offer, all outstanding notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of the exchange notes.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange offer is not subject to any minimum tender condition, but is subject to customary conditions.

•	The exchange of the exchange notes for outstanding notes will not be a taxable exchange for U.S. Federal income tax purposes.

•	There is no existing public market for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or quotation system.

See “ Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated November 17, 2006

We have not authorized anyone to give any information or make any representation about us that is different from or in addition to that contained in this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. You should assume that the information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the date of delivery of this prospectus or the sale of the securities made hereunder.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission, or SEC. QC’s SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, our ultimate parent, Qwest Communications International Inc., also files reports and other information with the SEC and investors are encouraged to review these filings as well.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, who makes a written or oral request, a copy of our filings and any and all of the documents referred to herein, including the registration rights agreement and the indenture for the notes, which are summarized in this prospectus, by writing or calling us at the following address or telephone number.

Corporate Secretary

Qwest Corporation

1801 California Street

Denver, Colorado 80202

(303) 992-1400

In order to ensure timely delivery, you must request the information no later than five business days before the expiration of the exchange offer.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains and may refer you to documents that contain forward-looking statements about our financial condition, results of operations and business. These statements include, among others:

•	statements concerning the benefits that we expect will result from our business activities and certain transactions we have completed, such as increased revenue, decreased expenses and avoided expenses and expenditures; and

•	statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

These statements may be made expressly in this document or may be incorporated by reference to other documents we have filed or will file with the SEC. You can find many of these statements by looking for words such as “may,” “would,” “could,” “should,” “plan,” “believes,” “expects,” “anticipates,” “estimates” or similar expressions used in this prospectus or in documents incorporated by reference in this prospectus.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results to be materially different from any future results expressed or implied by us in those statements. Some of these risks are described below under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These risk factors should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Given these uncertainties, we caution investors not to unduly rely on our forward-looking statements. We do not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Further, the information about our intentions contained in this document is a statement of our intention as of the date of this prospectus and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and our assumptions as of such date. We may change our intentions, at any time and without notice, based upon any changes in such factors, in our assumptions or otherwise.

GLOSSARY OF TERMS

Our industry uses many terms and acronyms that may not be familiar to you. To assist you in reading this prospectus, we have provided below definitions of some of these terms.

•	Access Lines. Telephone lines reaching from the customer’s premises to a connection with the public switched telephone network. When we refer to our access lines we mean all our mass markets, wholesale and business access lines, including those used by us and our affiliates.

•	Asynchronous Transfer Mode (ATM). A broadband, network transport service utilizing data switches that provides a fast, efficient way to move large quantities of information.

•	Competitive Local Exchange Carriers (CLECs). Telecommunications providers that compete with us in providing local voice services in our local service area.

•	Data Integration. Voice and data telecommunications customer premises equipment (CPE) and associated professional services, including network management, the installation and maintenance of data equipment and the building of proprietary fiber-optic broadband networks, for our governmental and business customers.

•	Frame Relay. A high speed data switching technology primarily used to interconnect multiple local networks.

•	Incumbent Local Exchange Carrier (ILEC). A traditional telecommunications provider, such as Qwest Corporation, that, prior to the Telecommunications Act of 1996, had the exclusive right and responsibility for providing local telecommunications services in its local service area.

•	Integrated Services Digital Network (ISDN). A telecommunications standard that uses digital transmission technology to support voice, video and data communications applications over regular telephone lines.

•	Interexchange Carriers (IXCs). Telecommunications providers that provide long-distance services to end-users by handling calls that extend beyond a customer’s local exchange service area.

•	InterLATA long-distance services. Telecommunications services, including “800” services, that cross LATA boundaries.

•	Internet Dial Access. Provides ISPs and business customers with a comprehensive, reliable and cost-effective dial-up network infrastructure.

•	Internet Protocol (IP). Those protocols that facilitate transferring information in packets of data and that enable each packet in a transmission to “tell” the data switches it encounters where it is headed and enables the computers on each end to confirm that message has been accurately transmitted and received.

•	Internet Service Providers (ISPs). Businesses that provide Internet access to retail customers.

•	IntraLATA long-distance services. These services include calls that terminate outside a caller’s local calling area but within their LATA, including wide area telecommunications service or “800” services for customers with geographically highly concentrated demand.

•	Local Access Transport Area (LATA). A geographical area associated with the provision of telecommunications services by local exchange and long distance carriers. There are 163 LATAs in the United States, of which 27 are in our 14 state local service area.

•	Local Calling Area. A geographical area, usually smaller than a LATA, within which a customer can make telephone calls without incurring long-distance charges. Multiple local calling areas generally make up a LATA.

•	Private Lines. Direct circuits or channels specifically dedicated to the use of an end-user organization for the purpose of directly connecting two or more sites.

•	Public Switched Telephone Network (PSTN). The worldwide voice telephone network that is accessible to every person with a telephone equipped with dial tone.

•	Unbundled Network Elements (UNEs). Discrete elements of our network that are sold or leased to competitive telecommunications providers and that may be combined to provide their retail telecommunications services.

•	Virtual Private Network (VPN). A private network that operates securely within a public network (such as the Internet) by means of encrypting transmissions.

•	Voice over Internet Protocol (VoIP). An application that provides real-time, two-way voice capability originating in the Internet protocol over a broadband connection.

•	Web Hosting. The providing of space, power and bandwidth in data centers for hosting of customers’ Internet equipment as well as related services.

•	Wide Area Network (WAN). A communications network that covers a wide geographic area, such as a state or country. A WAN typically extends a local area network outside the building, over telephone common carrier lines to link to other local area networks in remote locations, such as branch offices or at-home workers and telecommuters.

PROSPECTUS SUMMARY

The following summary contains basic information about us and this exchange offer, but does not contain all the information that may be important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire prospectus and the documents we refer you to. You should carefully consider the information set forth under “Risk Factors.” In addition, certain statements are forward-looking statements, which involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” All financial data provided in this prospectus are the financial data of QC and its consolidated subsidiaries, unless otherwise disclosed.

As used in this prospectus, unless the context otherwise requires or indicates:

•	“notes” refers to the outstanding notes and the exchange notes offered in the exchange offer, collectively;

•	“QC” and “Qwest” refer to Qwest Corporation, a Colorado corporation, which is the issuer of the notes;

•	“QSC” refers to Qwest Services Corporation, a Colorado corporation, which is the direct parent of QC;

•	“QCII” refers to Qwest Communications International Inc., a Delaware corporation, and its consolidated subsidiaries, including QSC, QCF, QCC and QC;

•	“QCF” refers to Qwest Capital Funding, Inc., a Colorado corporation, which is a wholly owned finance subsidiary of QCII;

•	“QCC” refers to Qwest Communications Corporation, a Delaware corporation, which is another wholly owned subsidiary of QSC;

•	“we,” “us,” and “our” refer to QC and its consolidated subsidiaries;

•	“audited consolidated financial statements” refer to our audited consolidated financial statements for the fiscal years ended December 31, 2005, 2004 and 2003, which are contained in this prospectus;

•	“unaudited condensed consolidated financial statements” refer to our unaudited condensed consolidated financial statements for the three and nine month periods ended September 30, 2006 and 2005, which are contained in this prospectus; and

•	“consolidated financial statements” refer generally to our audited consolidated financial statements and unaudited condensed consolidated financial statements.

The Company

We provide local telecommunications and related services, IntraLATA long-distance services and data services within our local service area, which consists of the 14-state region of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. Our operations are included in the consolidated operations of our ultimate parent, QCII, and generally account for the majority of QCII’s consolidated revenue. Our telecommunications products and services are provided through our telephone network located within our local service area. In addition to our operations, QCII maintains a wireless business and a national fiber optic network. Through its fiber optic network, QCII provides certain long-distance services and data and Internet access services that we do not provide.

We market and sell our products and services to mass markets and business customers. In general, our mass markets customers include consumers and small businesses, and our business customers include local, national and global businesses, governmental entities, and public and private educational institutions. We also provide our products and services to other telecommunications providers, including affiliated entities, who purchase our products and services on a wholesale basis.

Corporate Information

We were incorporated in 1911 under the laws of the State of Colorado. We are wholly owned by QSC, which is wholly owned by QCII. Our principal executive offices are located at 1801 California Street, Denver, Colorado 80202, and our telephone number is (303) 992-1400.

QCII’s Corporate Structure

The following chart illustrates the corporate structure and debt capitalization of QCII and its consolidated subsidiaries as of September 30, 2006.

This chart is provided for illustrative purposes only and does not represent all legal entities of QCII and its consolidated subsidiaries or all obligations of such entities. For more information on our outstanding indebtedness, see “Description of Other Indebtedness.”

(1)	Total consolidated debt consists of the face value of total current and long-term borrowings of QCII and its consolidated subsidiaries, adjusted for a reduction of $47 million, which is the amount by which net unamortized debt discounts on certain debt exceed our capital lease obligations and other notes payable.
(2)	Includes $2,644 million in aggregate principal amount of notes guaranteed by QSC. The QSC guarantees are a senior unsecured obligation of QSC.
(3)

QCII has $850 million available to it under a revolving credit facility (referred to as the Credit Facility), which expires in October 2010. Until July 2006, QSC was the potential borrower under the Credit Facility.

The Credit Facility is guaranteed by QSC and continues to be secured by a senior lien on our stock. The Credit Facility is currently undrawn and is therefore not reflected in QCII’s total consolidated debt.

(4)	The QSC senior subordinated notes are guaranteed by QCII and QCF on a senior unsecured basis.
(5)	The QCF senior notes are guaranteed by QCII on a senior unsecured basis.
(6)	All existing indebtedness for borrowed money of QC is unsecured and ranks pari passu with the notes.

Summary of the Exchange Offer

The following is a summary of the principal terms of the exchange offer. A more detailed description is contained in the section “The Exchange Offer.” The term “outstanding notes” refers to QC’s outstanding 7.5% Notes due 2014, which were issued on August 8, 2006. The term “exchange notes” refers to QC’s 7.5% Notes due 2014 offered by this prospectus, which have been registered under the Securities Act of 1933, as amended, or the Securities Act. The term “indenture” refers to the indenture that governs both the outstanding notes and the exchange notes.

The Exchange Offer

QC is offering to exchange $1,000 principal amount of its exchange notes, which have been registered under the Securities Act, for each $1,000 principal amount of outstanding notes. As of the date of this prospectus, $600 million aggregate principal amount of 7.5% Notes is outstanding. QC issued the outstanding notes in a private transaction for resale pursuant to Rule 144A and Regulations S under the Securities Act. The terms of the exchange notes are substantially identical to the terms of the corresponding outstanding notes, except that the transfer restrictions, registration rights and rights to increased interest in addition to the stated interest rate on the outstanding notes (“Additional Interest”) provisions relating to the outstanding notes will not apply to the exchange notes.

In order to exchange your outstanding notes for exchange notes, you must properly tender them before the expiration of the exchange offer.

Expiration Time

The exchange offer will expire at 5:00 p.m., New York City time, on December 18, 2006, unless the exchange offer is extended, in which case, the expiration time will be the latest date and time to which the exchange offer is extended. See “The Exchange Offer—Terms of the Exchange Offer; Expiration Time.”

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions, see “Exchange Offer—Conditions to the Exchange Offer,” some of which we may waive in our sole discretion. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered.

Procedures for Tendering Outstanding Notes

You may tender your outstanding notes through book-entry transfer in accordance with The Depository Trust Company’s Automated Tender Offer Program, known as ATOP. If you wish to accept the exchange offer, you must:

•	complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your outstanding notes, to the exchange agent at the address set forth under “The Exchange Offer—The Exchange Agent”; or

•	arrange for The Depository Trust Company to transmit to the exchange agent certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, and transfer the outstanding notes being tendered into the exchange agent’s account at The Depository Trust Company.

You may tender your outstanding notes for exchange notes in whole or in part in integral multiples of $1,000.

See “The Exchange Offer—How to Tender Outstanding Notes for Exchange.”

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and time will not permit your required documents to reach the exchange agent by the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, you may tender your outstanding notes according to the guaranteed delivery procedures described in “The Exchange Offer—Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners

If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf. See “The Exchange Offer—How to Tender Outstanding Notes for Exchange.”

Withdrawal of Tenders

You may withdraw your tender of outstanding notes at any time at or prior to the expiration time by delivering a written notice of withdrawal to the exchange agent in conformity with the procedures discussed under “The Exchange Offer—Withdrawal Rights.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes

Upon consummation of the exchange offer, QC will accept any and all outstanding notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration time. The exchange notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the tendered outstanding notes. See “The Exchange Offer—Terms of the Exchange Offer; Expiration Time.”

Registration Rights Agreement	We are making the exchange offer pursuant to the registration rights agreement that we entered into on August 8, 2006 with the initial purchasers of the outstanding notes.

Resales of Exchange Notes

We believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	you are not an “affiliate” of ours;

•	the exchange notes you receive pursuant to the exchange offer are being acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer;

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of the exchange notes issued in the exchange offer; and

•	if you are a broker-dealer, you will receive the exchange notes for your own account, the outstanding notes were acquired by you as a result of market-making or other trading activities, and you will deliver a prospectus when you resell or transfer any exchange notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

If you do not meet these requirements, your resale of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties. The staff of the SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

See “The Exchange Offer—Consequences of Exchanging Outstanding Notes.”

Consequences of Failure to Exchange Your Outstanding Notes

If you do not exchange your outstanding notes in the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer provided in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold unless registered or sold in a transaction exempt from registration under the Securities Act and applicable state securities laws. Accordingly, the trading market for your untendered outstanding notes could be adversely affected.

See “The Exchange Offer—Consequences of Failure to Exchange Outstanding Notes.”

Exchange Agent	The exchange agent for the exchange offer is U.S. Bank National Association. For additional information, see “The Exchange Offer—Exchange Agent” and the accompanying letter of transmittal.

Certain Federal Income Tax Consequences

The exchange of your outstanding notes for exchange notes will not be a taxable exchange for United States federal income tax purposes. You should consult your own tax advisor as to the tax consequences to you of the exchange offer, as well as tax consequences of the ownership and disposition of the exchange notes. For additional information, see “Certain United States Federal Income Tax Considerations.”

Summary of the Terms of the Exchange Notes

The terms of the exchange notes are substantially the same as the outstanding notes, except that the transfer restrictions, registration rights and Additional Interest provisions relating to the outstanding notes will not apply to the exchange notes. The following is a summary of the principal terms of the exchange notes. A more detailed description is contained in the section “Description of the Notes” in this prospectus.

Issuer	Qwest Corporation.

Notes Offered	$600 million aggregate principal amount of 7.5% Notes due 2014.

Maturity Date	The notes will mature on October 1, 2014.

Interest Payment Dates	April 1 and October 1 of each year, commencing on April 1, 2007.

Optional Redemption

We have the option to redeem all or a portion of the notes at any time at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the discounted present value of 100% of their principal amount and remaining scheduled interest payments, in either case plus accrued and unpaid interest to the redemption date. See “Description of the Notes—Optional Redemption.”

Ranking	The notes are our unsecured general obligations and rank equally with all other unsecured and unsubordinated indebtedness of QC.

Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	create liens; and

•	merge, consolidate or sell substantially all of our assets.

These covenants are subject to a number of important qualifications and limitations. See “Description of the Notes.”

Form and Denomination	The exchange notes will be initially issued only in the form of global notes.

Except as otherwise provided under the indenture, holders of the exchange notes will not be entitled to receive physical delivery of definitive exchange notes or to have exchange notes issued and registered in their names and will not be considered the owners of the exchange notes under the indenture governing the notes.

Interests in the global notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

Risk Factors	See “Risk Factors” for a discussion of certain risks you should carefully consider.

Summary Historical Consolidated Financial and Other Data

The following summary historical consolidated financial data for the nine-month periods ended September 30, 2006 and 2005 and as of September 30, 2006 are derived from, and qualified by reference to, our unaudited condensed consolidated financial statements included in this prospectus. The summary historical consolidated financial data for each of the years in the three-year period ended December 31, 2005 and as of December 31, 2005 and 2004 are derived from, and are qualified by reference to, our audited consolidated financial statements included in this prospectus. The summary historical consolidated financial data as of December 31, 2003 are derived from, and are qualified by reference to, our audited consolidated financial statements that are not included in this prospectus.

This summary financial data should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes, and the independent registered public accounting firm’s report, which refers to the adoption of certain new accounting standards, all of which are included in this prospectus.

Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, with the exception of the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”) in 2006 and the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”) in 2005, and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of our financial condition and results of operations for such periods. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
	(Dollars in millions)
Consolidated Statement of Operations Data:
Operating revenue	$7,414	$7,563	$10,048	$10,331	$10,811
Operating expenses	5,653	5,922	7,892	8,016	8,499
Income from continuing operations	824	722	989	1,044	1,083
Net income(1)	824	722	977	991	1,050

	As of September 30, 2006	As of December 31,
		2005	2004		2003
	(Unaudited)
	(Dollars in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$235	$160	$342		$655
Short term investments	42	8	206		253
Total assets	16,753	17,571	19,590		21,937
Total debt(2)	7,681	7,665	7,660		7,755
Total stockholder’s equity	1,801	2,336	3,604	(3)	3,077

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
	(Dollars in millions)
Other Financial Data:
Cash provided by operating activities	$2,330	$2,512	$3,416	$3,319	$4,824
Cash used for investing activities	(902)	(690)	(1,013)	(1,383)	(1,933)
Cash used for financing activities	(1,353)	(1,847)	(2,585)	(2,249)	(2,458)
Capital expenditures	916	854	1,232	1,437	1,635
Cash dividends declared	1,400	1,450	2,250	2,664	2,306

	Nine Months Ended September 30, 2006		Year Ended December 31,
			2005		2004		2003		2002		2001
Ratio of earnings to fixed charges (unaudited)(4)	3.6	x	3.3	x	3.7	x	3.7	x	4.8	x	5.8	x

(1)	Amounts that follow in this footnote are on an after-tax basis.

•	For the nine months ended September 30, 2006, net income includes a charge of $25 million for restructuring, realignment and severance related costs and a loss of $6 million on the early retirement of debt.

•	For the nine months ended September 30, 2005, net income includes a charge of $4 million for restructuring, realignment and severance related costs and a loss of $24 million from the early retirement of debt.

•	2005 net income includes a loss of $24 million on the early retirement of debt and a charge of $12 million resulting from adoption of FIN 47.

•	2004 net income includes a charge of $32 million for asset impairments and a net charge of $39 million for restructuring, realignment, and severance related costs.

•	2003 net income includes a charge of $35 million for restructuring and realignment activities and a $219 million credit for cumulative effect of a change in accounting principle.

(2)	Total debt consists of the face value of total current and long term borrowings of QC and its consolidated subsidiaries, plus capital lease obligations and notes payable, net of discounts and premiums. Total debt does not include dividends payable.
(3)	Total stockholder’s equity includes the impact of an equity infusion of $2.185 billion in the quarter ended June 30, 2004.
(4)	“Earnings” for the purpose of this ratio are unaudited and are computed by adding income before income taxes, discontinued operations, cumulative effect of changes in accounting principles and fixed charges (excluding capitalized interest). “Fixed charges” consist of interest (including capitalized interest) on indebtedness, the interest factor on rentals and unamortized premiums, discounts and capitalized expenses related to indebtedness.

RISK FACTORS

The exchange notes involve substantial risks similar to those associated with the outstanding notes. To understand these risks you should carefully consider the risk factors set forth below, together with all of the other information included or incorporated by reference in this prospectus.

Risks Relating to the Exchange

We cannot assure you that an active trading market for the exchange notes will exist if you desire to sell the exchange notes.

There is no existing public market for the outstanding notes or the exchange notes. We do not intend to apply for listing of the exchange notes on a securities exchange or quotation system. The liquidity of any trading market in the exchange notes, and the market prices quoted for the exchange notes, may be adversely affected by changes in the overall market for these types of securities, and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that you will be able to sell the exchange notes or that, if you can sell your exchange notes, you will be able to sell them at an acceptable price.

You may have difficulty selling any outstanding notes that you do not exchange.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to hold outstanding notes subject to restrictions on their transfer. Those transfer restrictions are described in the indenture governing the outstanding notes and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under an exemption from the registration requirements of the Securities Act.

In general, you may offer or sell your outstanding notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not currently intend to register the outstanding notes under the Securities Act or any state securities laws. If a substantial amount of the outstanding notes is exchanged for a like-amount of the exchange notes issued in the exchange offer, the liquidity of your outstanding notes could be adversely affected. See “The Exchange Offer—Consequences of Failure to Exchange Outstanding Notes” for a discussion of additional consequences of failing to exchange your outstanding notes.

Risks Relating to the Notes

QCII’s high debt levels pose risks to our viability and may make us more vulnerable to adverse economic and competitive conditions, as well as other adverse developments.

Our ultimate parent, QCII, is highly leveraged on a consolidated basis. As of September 30, 2006, our consolidated debt was approximately $7.7 billion, which was included in QCII’s consolidated debt of $14.9 billion as of that date. Approximately $2.4 billion of QCII’s debt, which includes approximately $390 million of our debt obligations, comes due over the next three years. In addition, holders of QCII’s $1.265 billion 3.50% Convertible Senior Notes due 2025 may elect to convert the principal of their notes into cash during periods when specified, market-based conversion requirements are met. However, QCII does not anticipate holders will make such an election because QCII believes it would likely result in adverse economic consequences to such holders. While we currently believe QCII and we will have the financial resources to meet our obligations when they come due, we cannot anticipate what QCII’s and our future condition will be. We may have unexpected costs and liabilities and we may have limited access to financing. In addition, on October 4, 2006, QCII’s Board of Directors approved a stock repurchase program for up to $2 billion of QCII’s common stock over the next two years. Cash used by QCII in connection with purchases of its common stock would not be available for other purposes, including the repayment of debt.

We may periodically need to obtain financing in order to meet our debt obligations as they come due. We may also need to obtain additional financing or investigate other methods to generate cash (such as further cost reductions or the sale of assets) if revenue and cash provided by operations decline, if economic conditions weaken, if competitive pressures increase or if QCII or we become subject to significant judgments, settlements and/or tax payments as further discussed in Note 5—Commitments and Contingencies to our unaudited condensed consolidated financial statements included in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in this prospectus. We can give no assurance that such additional financing will be available on terms that are acceptable. Also, we may be impacted by factors relating to or affecting our liquidity and capital resources due to perception in the market, impacts on our credit ratings or provisions in our financing agreements that may restrict our flexibility under certain conditions.

QCII’s $850 million revolving Credit Facility, which is currently undrawn, has a cross payment default provision, and the Credit Facility and certain other debt issues of QCII and its other subsidiaries have cross acceleration provisions. When present, such provisions could have a wider impact on liquidity than might otherwise arise from a default or acceleration of a single debt instrument. As a wholly owned subsidiary of QCII and QSC, any such event could adversely affect our ability to conduct business or access the capital markets and could adversely impact our credit ratings. In addition, the Credit Facility contains various limitations, including a restriction on using any proceeds from the facility to pay settlements or judgments relating to the DOJ investigation and securities actions discussed in Note 5—Commitments and Contingencies to our unaudited condensed consolidated financial statements included in this prospectus.

Our high debt levels could adversely impact our credit ratings. Additionally, the degree to which we, together with QCII, are leveraged may have other important limiting consequences, including the following:

•	placing us at a competitive disadvantage as compared with our less leveraged competitors;

•	making us more vulnerable to downturns in general economic conditions or in any of our businesses;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	impairing our ability to obtain additional financing in the future for working capital, capital expenditures or general corporate purposes.

Declines in the value of QCII’s qualified pension plan assets, or unfavorable changes in laws or regulations that govern pension plan funding, could require it to provide significant amounts of funding for its qualified pension plan.

Our employees participate in a qualified defined benefit pension plan sponsored by QCII. While QCII does not expect to be required to make material cash contributions to its qualified defined benefit pension plan in the near term based upon current actuarial analyses and forecasts, a significant decline in the value of qualified pension plan assets in the future or unfavorable changes in laws or regulations that govern pension plan funding could materially change the timing and amount of required pension funding. As a result, QCII and we may be required to fund QCII’s qualified defined benefit pension plan with cash from operations, perhaps by a material amount.

The cash needs of our affiliated companies consume a significant amount of the cash we generate.

We regularly declare and pay dividends to our direct parent, QSC. We may declare and pay dividends in excess of our earnings to the extent permitted by applicable law, which may consume a significant amount of the cash we generate. Our debt covenants do not limit the amount of dividends we can pay to our parent.

Our debt agreements and the debt agreements of QCII allow us and QCII to incur significantly more debt, which could exacerbate the other risks described herein.

The terms of QCII’s and our debt instruments permit both QCII and us to incur additional indebtedness. Such additional debt may be necessary for many reasons, including to adequately respond to competition, to comply with regulatory requirements related to our service obligations or for financial reasons alone. Incremental borrowings or borrowings at maturity on terms that impose additional financial risks to our various efforts to improve our financial condition and results of operations could exacerbate the other risks described herein.

Other than covenants limiting liens and certain corporate transactions, the notes will not contain restrictive covenants, and there is no protection in the event of a change of control.

The indenture governing the notes does not contain restrictive covenants that would protect you from many kinds of transactions that may adversely affect you. In particular, the indenture does not contain covenants limiting any of the following:

•	the incurrence of additional indebtedness by us or our subsidiaries;

•	the issuance of stock of our subsidiaries;

•	the payment of dividends and certain other payments by us and our subsidiaries;

•	our ability and our subsidiaries’ ability to enter into sale/leaseback transactions;

•	our creation of restrictions on the ability of our subsidiaries to make payments to us;

•	our ability to engage in asset sales;

•	our ability or our subsidiaries’ ability to enter into certain transactions with affiliates; and

•	our ability to enter into a transaction constituting a change of control.

If conditions or assumptions differ from the judgments, assumptions or estimates used in our critical accounting policies, the accuracy of our financial statements and related disclosures could be affected.

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States, or GAAP, requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are described in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that are considered “critical” because they require judgments, assumptions and estimates that materially impact our consolidated financial statements and related disclosures. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, such events or assumptions could have a material impact on our consolidated financial statements and related disclosures.

Risks Affecting Our Business

Increasing competition, including product substitution, continues to cause access line losses, which could adversely affect our operating results and financial performance.

We compete in a rapidly evolving and highly competitive market, and we expect competition to continue to intensify. We are facing greater competition in our core local business from cable companies, wireless providers (including one of our affiliates), facilities-based providers using their own networks as well as those leasing parts of our network, and resellers. In addition, regulatory developments over the past few years have generally increased competitive pressures on our business. Due to these and other factors, we continue to lose access lines and are experiencing pressure on profit margins.

We seek to distinguish ourselves from our competitors by providing new or expanded services such as high-speed Internet, packaging of expanded feature-rich products and improving the quality of our customer service. In addition, through joint marketing relationships with our affiliates, we are able to bundle our services with wireless, long-distance, private line, and other services. However, we may not be successful in these efforts. We may not have sufficient resources to distinguish our service levels from those of our competitors, and we may not be successful in integrating our product offerings. Even if we are successful, these initiatives may not be sufficient to offset our continuing loss of access lines. If these initiatives are unsuccessful or insufficient and our revenue declines significantly without corresponding cost reductions, this will cause a significant deterioration to our results of operations and financial condition and adversely affect our ability to service debt and pay other obligations.

We may be unable to significantly reduce the substantial capital requirements or operating expenses necessary to continue to operate our business, which may in turn affect our operating results.

The industry in which we operate is capital intensive, and as such we anticipate that our capital requirements will continue to be significant in the coming years. Although we have reduced our capital expenditures and operating expenses over the past few years, we may be unable to further significantly reduce these costs, even if revenue is decreasing. While we believe that our current level of capital expenditures will meet both our maintenance and our core growth requirements going forward, this may not be the case if circumstances underlying our expectations change.

Consolidation among participants in the telecommunications industry may allow our competitors to compete more effectively against us, which could adversely affect our operating results and financial performance.

The telecommunications industry is experiencing an ongoing trend towards consolidation, and several of our competitors have consolidated, or have announced plans to consolidate, with other telecommunications providers. This trend will result in competitors that are larger and better financed and will afford our competitors increased resources and greater geographical reach, thereby enabling such competitors to compete more effectively against us. We have begun to experience and expect further increased pressures as a result of this trend and in turn have been and may continue to be forced to respond with lower profit margin product offerings and pricing plans in an effort to retain and attract customers. These pressures could adversely affect our operating results and financial performance.

Rapid changes in technology and markets could require substantial expenditure of financial and other resources in excess of contemplated levels, and any inability to respond to those changes could reduce our market share.

The telecommunications industry is experiencing significant technological changes, and our ability to execute our business plans and compete depends upon our ability to develop and deploy new products and services, such as broadband data and video services. The development and deployment of new products and services could require substantial expenditure of financial and other resources in excess of contemplated levels. If we are not able to develop new products and services to keep pace with technological advances, or if such products and services are not widely accepted by customers, our ability to compete could be adversely affected and our market share could decline. Any inability to keep up with changes in technology and markets could also adversely affect the trading price of our securities and our ability to service our debt.

Third parties may claim we infringe upon their intellectual property rights, and defending against these claims could adversely affect our profit margins and our ability to conduct business.

From time to time, we receive notices from third parties claiming we have or are infringing upon their intellectual property rights. We may receive similar notices in the future. Responding to these claims may require us to expend significant time and money defending our use of affected technology, may require us to enter into royalty or licensing agreements on less favorable terms than we could otherwise obtain or may require us to pay damages. If we are required to take one or more of these actions, our profit margins may decline. In addition, in responding to these claims, we may be required to stop selling or redesign one or more of our products or services, which could significantly and adversely affect the way we conduct business.

If we fail to extend or renegotiate our collective bargaining agreements with our labor unions as they expire from time to time, or if our unionized employees were to engage in a strike or other work stoppage, our business and operating results could be materially harmed.

We are a party to collective bargaining agreements with our labor unions, which represent a significant number of our employees. In August 2005, we reached agreements with the Communications Workers of America and the International Brotherhood of Electrical Workers on three-year labor agreements. Each of these agreements was ratified by union members and expires on August 16, 2008. Although we believe that our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreements as they expire from time to time. The impact of future negotiations, including changes in wages and benefit levels, could have a material impact on our financial results. Also, if we fail to extend or renegotiate our collective bargaining agreements, if disputes with our unions arise, or if our unionized workers engage in a strike or other work stoppage, we could incur higher ongoing labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business.

Risks Relating to Legal and Regulatory Matters

Any adverse outcome of the investigation of QCII’s business currently being conducted by the DOJ or the material litigation pending against QCII and us, including the securities actions, could have a material adverse impact on our financial condition and operating results, on the trading price of our debt securities and on our ability to access the capital markets.

The DOJ investigation and the remaining securities actions described in Note 5—Commitments and Contingencies to our unaudited condensed consolidated financial statements included in this prospectus present material and significant risks to QCII and us. In the aggregate, the plaintiffs in the remaining securities actions and persons who, at their request, were excluded from the settlement class in the consolidated securities action seek billions of dollars in damages, and the outcome of one or more of these matters or the DOJ investigation could have a negative impact on the outcomes of the other actions. Further, the size, scope and nature of the restatements of QCII’s consolidated financial statements for 2001 and 2000, which are described in QCII’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002, affect the risks presented by these actions and the DOJ investigation, as these matters involve, among other things, QCII’s prior accounting practices and related disclosures. Plaintiffs in certain of the securities actions have alleged QCII’s restatement of items in support of their claims. QCII and we continue to defend against the remaining securities actions vigorously and are currently unable to provide any estimate as to the timing of their resolution.

We can give no assurance as to the impacts on QCII’s and our financial results or financial condition that may ultimately result from all of these matters. QCII has a recorded reserve in its financial statements for the minimum estimated amount of loss it believes is probable with respect to the remaining securities actions described in Note 5—Commitments and Contingencies to our unaudited condensed consolidated financial statements included in this prospectus, as well as any additional actions that may be brought by parties who, at their request, were excluded from the settlement class in the consolidated securities action, but who have not yet filed suit. However, the ultimate outcomes of these matters are still uncertain and the amount of loss QCII ultimately incurs could be substantially more than the reserves it has provided. If the recorded reserves are insufficient, QCII will need to record additional charges to its consolidated statement of operations in future periods. In addition, any settlement of or judgment in one or more of these actions substantially in excess of QCII’s recorded reserves could have a significant impact on QCII and us, and we can give no assurance that QCII and we will have the resources available to pay any such judgment. The magnitude of any settlement or judgment resulting from these matters could materially and adversely affect QCII’s financial condition and ability to meet its debt obligations, potentially impacting its credit ratings, its ability to access capital markets and its compliance with debt covenants. In addition, the magnitude of any settlement or judgment may cause QCII to draw down significantly on its cash balances, which might force it to obtain additional financing or explore other methods to generate cash. Such methods could include issuing additional securities or selling assets. As a wholly owned subsidiary of QCII, our business operations and financial condition would be similarly affected.

Further, there exist other material proceedings pending against QCII and us as described in Note 5—Commitments and Contingencies to our unaudited condensed consolidated financial statements included in this prospectus that, depending on their outcome, may have a material adverse effect on QCII’s and our financial position. Thus, we can give no assurances as to the impacts on QCII’s and our financial results or financial condition as a result of these matters.

Current or future civil or criminal actions against QCII’s former officers and employees could reduce investor confidence in QCII and us and cause the trading price for our debt securities to decline.

As a result of QCII’s past accounting issues, investor confidence in QCII and us has suffered and could suffer further. Although QCII has consummated a settlement with the SEC concerning its investigation of QCII, in March 2005, the SEC filed suit against QCII’s former chief executive officer, Joseph Nacchio, two of QCII’s former chief financial officers, Robert Woodruff and Robin Szeliga, and other former QCII officers and employees. In December 2005, a criminal indictment was filed against Mr. Nacchio charging him with 42 counts of insider trading.

Trials could take place in the pending SEC lawsuit against Mr. Nacchio and others or in connection with the criminal charges against Mr. Nacchio. Evidence introduced at such trials and in other matters may result in further scrutiny by governmental authorities and others. The existence of this heightened scrutiny could adversely affect investor confidence in QCII and us and cause the trading price for our debt securities to decline.

We operate in a highly regulated industry and are therefore exposed to restrictions on our manner of doing business and a variety of claims relating to such regulation.

Our operations are subject to significant federal regulation, including the Communications Act of 1934, as amended, or the Communications Act, and Federal Communications Commission, or FCC, regulations thereunder. We are also subject to the applicable laws and regulations of various states, including regulation by public utility commissions, or PUCs, and other state agencies. Federal laws and FCC regulations generally apply to regulated interstate telecommunications (including international telecommunications that originate or terminate in the United States), while state regulatory authorities generally have jurisdiction over regulated telecommunications services that are intrastate in nature. The local competition aspects of the Telecommunications Act of 1996, or the Telecommunications Act, are subject to FCC rulemaking, but the state regulatory authorities play a significant role in implementing those FCC rules. Generally, we must obtain and maintain certificates of authority from regulatory bodies in most states where we offer regulated services and must obtain prior regulatory approval of rates, terms and conditions for our intrastate services, where required. Our businesses are subject to numerous, and often quite detailed, requirements under federal, state and local laws, rules and regulations. Accordingly, we cannot ensure that we are always in compliance with all these requirements at any single point in time. The agencies responsible for the enforcement of these laws, rules and regulations may initiate inquiries or actions based on their own perceptions of our conduct, or based on customer complaints.

Regulation of the telecommunications industry is changing rapidly, and the regulatory environment varies substantially from state to state. Recently a number of state legislatures and state PUCs adopted reduced or modified forms of regulation for retail services. This is generally beneficial to us because it reduces regulatory costs and regulatory filing and reporting requirements. These changes also generally allow more flexibility for new product introduction and enhance our ability to respond to competition. At the same time, some of the changes, occurring at both the state and federal level, may have the potential effect of reducing some regulatory protections, including having FCC-approved tariffs that include rates, terms and conditions. These changes may necessitate the need for customer-specific contracts to address matters previously covered in our tariffs. Despite these regulatory changes, a substantial portion of our local voice services revenue remains subject to FCC and state PUC pricing regulation, which could expose us to unanticipated price declines. There can be no assurance that future regulatory, judicial or legislative activities will not have a material adverse effect on our operations, or that regulators or third parties will not raise material issues with regard to our compliance or noncompliance with applicable regulations.

All of our operations are also subject to a variety of environmental, safety, health and other governmental regulations. We monitor our compliance with federal, state and local regulations governing the discharge and disposal of hazardous and environmentally sensitive materials, including the emission of electromagnetic radiation. Although we believe that we are in compliance with such regulations, any such discharge, disposal or emission might expose us to claims or actions that could have a material adverse effect on our business, financial condition and operating results.

Taxing authorities may determine we owe additional taxes relating to various matters, which could adversely affect our financial results.

We are included in the consolidated federal income tax return of QCII. As such, we could be severally liable for tax examinations and adjustments attributed to other members of the QCII affiliated group. As a significant taxpayer, QCII is subject to frequent and regular audits from the Internal Revenue Service, or IRS, as well as from state and local tax authorities. These audits could subject us to risks due to adverse positions that may be taken by these tax authorities. Please see Note 5—Commitments and Contingencies to our unaudited condensed consolidated financial statements included in this prospectus for examples of legal proceedings involving some of these adverse positions. In addition, for example, in the fourth quarter of 2004, QCII received notices of proposed adjustments on several significant issues for its 1998-2001 audit cycle. Certain of these proposed adjustments are before the Appeals Office of the IRS. And in June 2006 QCII received notices of proposed adjustments on several significant issues for its 2002-2003 audit cycle, including a proposed adjustment disallowing a loss recognized by QCII relating to the sale of its DEX directory publishing business. There is no assurance that QCII and the IRS will reach settlements on any of these issues or that, if QCII does reach settlements, the terms will be favorable to QCII.

Because prior to 1999 QCII was a member of affiliated groups filing consolidated U.S. federal income tax returns, QCII could be severally liable for tax examinations and adjustments not directly applicable to current members of the QCII affiliated group. Tax sharing agreements have been executed between QCII and previous affiliates, and QCII believes the liabilities, if any, arising from adjustments to previously filed returns would be borne by the affiliated group member determined to have a deficiency under the terms and conditions of such agreements and applicable tax law. Generally, QCII has not provided for liabilities of former affiliated members or for claims they have asserted or may assert against QCII.

While QCII believes its tax reserves adequately provide for the associated tax contingencies, QCII’s tax audits and examinations may result in tax liabilities that differ materially from those QCII has recorded in its consolidated financial statements. Also, the ultimate outcomes of all of these matters are uncertain, and QCII can give no assurance as to whether an adverse result from one or more of them will have a material effect on its financial results or its net operating loss carryforwards, which could in turn affect our financial condition and operating results to the extent the matters affect us.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2006. The information in this table should be read in conjunction with “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and related notes included in this prospectus.

As of September 30, 2006
(Unaudited)
(Dollars in millions)
Cash and cash equivalents	$235

Short term investments	$42

Debt and capital leases:
6.95% Senior term loan due 2010	$500
7.5% Notes due 2014	600
Other notes with various rates ranging from 5.625% to 8.875%, and maturities ranging from 2007 to 2043	6,697
Unamortized discount, net of premium	(127)
Capital leases and other	11

Total debt and capital leases	7,681
Total stockholder’s equity	1,801

Total capitalization	$9,482

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected historical consolidated financial data for the nine-month periods ended September 30, 2006 and 2005 and as of September 30, 2006 are derived from, and qualified by reference to, our unaudited condensed consolidated financial statements included in this prospectus. The selected historical consolidated financial data for each of the years in the three-year period ended December 31, 2005 and as of December 31, 2005 and 2004 are derived from, and are qualified by reference to, our audited consolidated financial statements included in this prospectus. The selected historical consolidated financial data for each of the years ended December 31, 2002 and 2001 and as of December 31, 2003, 2002 and 2001 are derived from our audited consolidated financial statements that are not included in this prospectus.

The selected data should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the related notes and the independent registered public accounting firm’s report, which refers to the adoption of certain new accounting standards, all of which are included in this prospectus.

Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, with the exception of the adoption of SFAS No. 123(R) in 2006 and the adoption of FIN 47 in 2005 and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of our financial condition and results of operations for such periods. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)
	(Dollars in millions)
Consolidated Statement of Operations Data:
Operating revenue	$7,414	$7,563	$10,048	$10,331	$10,811	$11,379	$12,004
Operating expenses	5,653	5,922	7,892	8,016	8,499	8,429	8,764
Income from continuing operations	824	722	989	1,044	1,083	1,502	1,768
Net income(1)	824	722	977	991	1,050	805	1,407

Other Financial Data:
Cash provided by operating activities	$2,330	$2,512	$3,416	$3,319	$4,824	$4,562	$4,148
Cash used for investing activities	(902)	(690)	(1,013)	(1,383)	(1,933)	(2,518)	(4,141)
Cash (used for) provided by financing activities	(1,353)	(1,847)	(2,585)	(2,249)	(2,458)	(1,954)	34
Capital expenditures	916	854	1,232	1,437	1,635	1,746	4,246
Cash dividends declared	1,400	1,450	2,250	2,664	2,306	805	1,407

	As of September 30, 2006	As of December 31,
		2005	2004		2003	2002	2001
	(Unaudited)
	(Dollars in millions)
Consolidated Balance Sheet Data:
Total assets	$16,753	$17,571	$19,590		$21,937	$22,669	$24,473
Total debt(2)	7,681	7,665	7,660		7,755	7,260	7,262
Total stockholder’s equity	1,801	2,336	3,604	(3)	3,077	4,497	4,579

(1)	Amounts that follow in this footnote are on an after-tax basis.

•	For the nine months ended September 30, 2006, net income includes a charge of $25 million for restructuring, realignment and severance related costs and a loss of $6 million on the early retirement of debt.

•	For the nine months ended September 30, 2005, net income includes a charge of $4 million for restructuring, realignment and severance related costs and a loss of $24 million from the early retirement of debt.

•	2005 net income includes a loss of $24 million on the early retirement of debt and a charge of $12 million resulting from adoption of FIN 47.

•	2004 net income includes a charge of $32 million for asset impairments and a net charge of $39 million for restructuring, realignment, and severance related costs.

•	2003 net income includes a charge of $35 million for restructuring and realignment activities and a $219 million credit for cumulative effect of a change in accounting principle.

•	2002 net income includes a net charge of $9 million for merger-related, restructuring and other (credits).

•	2001 net income includes charges aggregating $182 million for restructuring and merger-related, restructuring and other charges, a charge of $136 million for a depreciation adjustment on access lines returned to service, a charge of $19 million for asset impairments, and a gain of $31 million on the sale of rural exchanges.

(2)	Total debt consists of the face value of total current and long term borrowings of QC and its consolidated subsidiaries, plus capital lease obligations and notes payable, net of discounts and premiums. Total debt does not include dividends payable.
(3)	Total stockholder’s equity includes the impact of an equity infusion of $2.185 billion in the quarter ended June 30, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Certain statements set forth under this caption constitute “forward-looking statements.” See “Special Note Regarding Forward-Looking Statements” in this prospectus for additional factors relating to such statements as well as for a discussion of certain risk factors applicable to our business, financial condition and results of operations. You should read the following discussion together with our consolidated financial statements, including the related notes, the other financial information included in this prospectus, and the risks described in the “Risk Factors” section.

Business Overview and Presentation

We provide local telecommunications and related services, IntraLATA long-distance services and data services within our local service area, which consists of the 14-state region of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. Our operations are included in the consolidated operations of our ultimate parent, QCII, and generally account for the majority of QCII’s consolidated revenue. Our telecommunications products and services are provided through our telephone network located within our local service area. In addition to our operations, QCII maintains a wireless business and a national fiber optic network. Through its fiber optic network, QCII provides the following wireline products and services that we do not provide:

•	InterLATA long-distance services;

•	Dedicated Internet access;

•	Virtual private network;

•	Web hosting; and

•	Data Integration.

For certain other products and services we provide, and for a variety of internal communications functions, we utilize QCII’s fiber optic network to transport voice and data traffic. Also, through its fiber optic network, QCII provides nationally some data and Internet access services, including private line, ATM and Frame Relay, which are similar to what we provide within our local service area.

Our analysis presented below is organized to provide the information we believe will be instructive for understanding the relevant trends going forward. However, this discussion should be read in conjunction with our consolidated financial statements included in this prospectus, including the notes thereto.

Our operations are integrated into and are part of the segments of the QCII consolidated group. The chief operating decision maker, or CODM, for us is the same as that for the consolidated group. The CODM makes resource allocation decisions and assessments of financial performance for the consolidated group based on wireline services, wireless services and other services segments. For more information about QCII’s reporting segments, see QCII’s Annual Report on Form 10-K for the year ended December 31, 2005, or the QCII 2005 Form 10-K. Our business contributes to the segments reported by QCII, but the QCII CODM reviews our financial information only in connection with our quarterly and annual reports that we file with the SEC. Consequently, we do not provide our discrete financial information to the CODM on a regular basis. See further discussion in Note 4—Contribution to QCII Segments to our unaudited condensed consolidated financial statements included in this prospectus. Certain prior year revenue, expense and access line amounts have been reclassified to conform to the current year presentations.

Business Trends

Our financial results continue to be impacted by several significant trends, which are described below:

•

Access line losses. Our revenue has been, and we expect it to continue to be, adversely affected by access line losses. Increased competition, including product substitution, continues to be the primary reason for our access line losses. For example, consumers are increasingly substituting other telephony services for traditional telecommunications services, which has increased the number and type of competitors within our industry and decreased our market share. Product bundling, as described more fully below, has been one of our responses to our declining revenue due to access line losses.

•	Data and Internet growth. Data and Internet revenue and subscribers continue to grow as customers continue to migrate Internet service to higher speed connections. We have expanded our availability of these services. In addition, we continue to increase the available connection speeds in order to meet customer demand and expect this trend will continue into the future. We also expect to face continuing competition for these subscribers.

•	Product bundling. We believe consumers increasingly value the convenience of receiving multiple services from a single provider. As such, we increased our marketing and advertising spending levels in 2005 and 2006 focusing on product bundling and packaging. Product bundles and packages represent combinations of products and services (such as local voice, long-distance, high-speed Internet, video and wireless) and features and services (such as three-way calling and call forwarding) related to an access line. To do so, we rely on joint marketing relationships with our affiliates, which allow us to bundle our services with wireless, long distance, video and other services. As a result of these offerings, our sales of bundled products have increased.

•	Operational efficiencies. We have continued to evaluate our operating structure and focus, and we continue to right-size our workforce in response to changes in the telecommunications industry and productivity improvements. Through targeted restructuring plans in prior years, focused improvements in operational efficiency, process improvements through automation and normal employee attrition, we have reduced our workforce and employee-related costs while achieving operational goals.

While these trends are important to understanding and evaluating our financial results, the other transactions, events and trends discussed in “Risk Factors” in this prospectus may also materially impact our business operations and financial results.

Results of Operations

Overview

We generate revenue from the provision of voice services, data and Internet services and other services, as well as from the provision of services to our affiliates.

•	Voice services. Voice services revenue includes local voice, IntraLATA long-distance voice and access services. Local voice services revenue includes basic local exchange, switching, enhanced voice, operator and collocation services and custom calling features. Local voice services revenue also includes the provisioning of network transport, billing services and access to our local network on a wholesale basis. IntraLATA long-distance voice services revenue includes IntraLATA long-distance services within our local service area. Access services revenue includes fees charged to other data and telecommunications providers to connect their customers and their networks to our network.

•	Data and Internet services. Data and Internet services revenue includes data services (such as traditional private lines, wholesale private lines and WAN) and Internet services (such as high-speed Internet and ISDN).

•	Other services. Other services revenue is predominantly derived from the sublease of some of our real estate, such as space in our office buildings, warehouses and other properties.

•	Affiliate services. Affiliate services revenue is derived from telecommunications and other services provided to our affiliated entities. In addition to voice services, data and Internet services and other services, we provide to our affiliates sales and marketing services relating to our affiliates’ products and services and other miscellaneous services, including billing and collection services.

Depending on the products or services purchased, a customer may pay an up-front or monthly fee, a usage charge or a combination of these.

Results of Operations for the Three and Nine Months Ended September 30, 2006 and 2005

The following table summarizes our results of operations for the three and nine months ended September 30, 2006 and 2005:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2006	2005	Increase/ (Decrease)	% Change	2006	2005	Increase/ (Decrease)	% Change
	(Dollars in millions)
Operating revenue	$2,476	$2,470	$6	0%	$7,414	$7,563	$(149)	(2)%
Operating expenses	1,888	1,983	(95)	(5)%	5,653	5,922	(269)	(5)%
Other expense—net	159	147	12	8%	464	477	(13)	(3)%

Income before income taxes	429	340	89	26%	1,297	1,164	133	11%
Income tax expense	152	130	22	17%	473	442	31	7%

Net income	$277	$210	$67	32%	$824	$722	$102	14%

Operating Revenue

The following table compares operating revenue for the three and nine months ended September 30, 2006 and 2005:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2006	2005	Increase/ (Decrease)	% Change	2006	2005	Increase/ (Decrease)	% Change
	(Dollars in millions)
Voice services	$1,556	$1,668	$(112)	(7)%	$4,764	$5,098	$(334)	(7)%
Data and Internet services	659	545	114	21%	1,903	1,638	265	16%
Affiliate services	256	251	5	2%	732	814	(82)	(10)%
Other services	5	6	(1)	(17)%	15	13	2	15%

Total operating revenue	$2,476	$2,470	$6	0%	$7,414	$7,563	$(149)	(2)%

Voice Services

The decrease in voice services revenue for the three and nine months ended September 30, 2006 was primarily due to mass markets and business access line losses from competitive pressures, including wireless and cable substitution. In addition, we are seeing a decline in local voice services revenue related to our bundle discounts. Access services revenue also decreased primarily due to a $23 million favorable settlement of a customer billing dispute in the second quarter of 2005 and the recognition of a non-recurring benefit due to favorable regulatory rulings during the nine months ended September 30, 2005. Additionally, for the three and nine months ended September 30, 2006, regulated access rates decreased due to legislative action in certain states and wholesale volumes decreased. We continue to see declines in wholesale access lines as demand for UNEs decreases.

The following table summarizes our access lines by channel as of September 30, 2006 and 2005:

	As of September 30,
	2006	2005	Increase/ (Decrease)	% Change
	(in thousands)
Mass markets	9,601	10,145	(544)	(5)%
Business	2,872	3,032	(160)	(5)%
Wholesale	1,564	1,756	(192)	(11)%

Total access lines	14,037	14,933	(896)	(6)%

Data and Internet Services

The increase in data and Internet services revenue for the three and nine months ended September 30, 2006 compared to the same periods of 2005 was primarily due to the transfer of a new Internet service to us from an affiliate and to a 46.1% increase in high-speed Internet subscribers. To a lesser extent, the increase was also due to an increase in satellite subscribers. The growth in high-speed Internet revenue resulted from increased penetration and expanded service availability and from customers migrating from dial-up connections to higher speed plans.

Affiliate Services

The decrease in affiliate services revenue for the nine months ended September 30, 2006 compared to the same period of 2005 was primarily due to a price reduction for billing and collection services provided. Additionally, in connection with our affiliate’s transition to a third party wireless provider, we no longer provide certain services to that affiliate. This transition was completed in 2005. These decreases were partially offset by increased Private Line and other services primarily in support of our affiliates’ data and Internet businesses.

Operating Expenses

The following table provides further detail regarding our operating expenses for the three and nine months ended September 30, 2006 and 2005:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2006	2005	Increase/ (Decrease)	% Change	2006	2005	Increase/ (Decrease)	% Change
	(Dollars in millions)
Cost of sales:
Employee-related costs	$351	$353	$(2)	(1)%	$1,036	$1,049	$(13)	(1)%
Network expenses	55	56	(1)	(2)%	143	160	(17)	(11)%
Other non-employee related costs	129	145	(16)	(11)%	399	402	(3)	(1)%
Affiliate costs	60	56	4	7%	169	174	(5)	(3)%

Total cost of sales	595	610	(15)	(2)%	1,747	1,785	(38)	(2)%

Selling, general and administrative:
Employee-related costs	148	148	—	0%	438	466	(28)	(6)%
Bad debt	15	13	2	15%	50	53	(3)	(6)%
Property and other taxes	82	82	—	0%	242	269	(27)	(10)%
Restructuring, realignment and severance related costs	36	4	32	nm	41	6	35	nm
Other non-employee related costs	166	186	(20)	(11)%	562	515	47	9%
Affiliate costs	257	274	(17)	(6)%	796	829	(33)	(4)%

Total selling, general and administrative	704	707	(3)	(0)%	2,129	2,138	(9)	(0)%

Depreciation	525	587	(62)	(11)%	1,573	1,744	(171)	(10)%
Capitalized software amortization	64	79	(15)	(19)%	204	255	(51)	(20)%

Total operating expenses	$1,888	$1,983	$(95)	(5)%	$5,653	$5,922	$(269)	(5)%

nm—percentages greater than 200% and comparisons from positive to negative values or to zero values are not considered meaningful

Cost of Sales

Cost of sales includes employee-related costs (such as salaries, wages and benefits directly attributable to products or services), network expenses and other non-employee related costs (such as real estate, Universal Service Fund, or USF, charges, call termination fees, materials and supplies, contracted engineering services and computer system support), which are incurred by us or on our behalf by our affiliates. Cost of sales as a percentage of revenue remained flat at 24% of revenue for the three and nine months ended September 30, 2006 and 2005.

Network expenses decreased primarily due to an exit from the wholesale modem services market during the second quarter of 2005, partially offset by higher contract labor costs in 2006. Other non-employee-related costs decreased for the third quarter of 2006 compared to the same period of 2005 primarily due to lower call termination fees.

The increase in affiliate costs for the three months ended September 30, 2006 was primarily due to the purchase of wholesale support for data and Internet services from an affiliate. The increase was partially offset by reductions in affiliate billing primarily for software development. The decrease in affiliate costs for the nine months ended September 30, 2006 was primarily due to employee reductions at our affiliates, reduced contract labor and purchases by our affiliates, and reductions in affiliate billing for software development. These cost reductions were partially offset by increased charges for the purchase of wholesale support for data and Internet services from an affiliate.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, or SG&A, include employee-related costs (such as salaries, wages and benefits not directly attributable to products or services and sales commissions), severance related costs, bad debt charges, property and other taxes and other non-employee related costs such as real estate, marketing and advertising, professional service fees and computer systems support incurred by us or on our behalf by our affiliates.

SG&A was flat for the third quarter of 2006 compared to the same period of 2005. In the third quarter of 2006, we incurred $32 million of severance related costs, primarily associated with the closing of two call centers and a planned reduction in network employees as we continue to right-size our workforce in response to changes in the telecommunications industry and productivity improvements. This increase was partially offset by decreased marketing and advertising costs, which are included in other non-employee related costs.

SG&A remained flat for the nine months ended September 30, 2006 compared to same period of 2005. Employee-related costs decreased due to lower salaries and wages as a result of reduced headcount. Property and other taxes decreased primarily due to a net taxable property tax base decrease and favorable property tax settlements. We do not expect property tax reductions to continue at this level. Increases in other non-employee-related costs were due to marketing and advertising costs, other professional services fees and loss contingency accruals.

SG&A affiliate costs include services for corporate administration, information technology, sales, marketing and advertising and technical support. Affiliate costs decreased primarily as a result of employee reductions at our affiliates and reduced contract labor and purchases by our affiliates. These decreases were partially offset by increases in marketing and advertising costs.

Combined Pension and Post-Retirement Benefits

Our employees participate in the QCII pension, non-qualified pension and post-retirement healthcare and life insurance benefit plans. The amounts contributed by us are not segregated or restricted to pay amounts due to our employees and may be used to provide benefits to other employees of QCII or its affiliates. QCII allocates the cost of pension, non-qualified pension, and post-retirement healthcare and life insurance benefits and the associated obligations and assets to us and determines our required contribution. The allocation is based upon demographics of our employees compared to all the remaining participants.

Our results include expenses of $40 million and $120 million for the three and nine months ended September 30, 2006 compared to $24 million and $134 million for the three and nine months ended September 30, 2005, respectively. The expense is a function of the amount of pension, non-qualified pension and post-retirement benefits earned, interest on projected benefit obligations, amortization of costs and credits from prior benefit changes and the expected return on the assets held in the various plans. The expense is allocated to cost of sales and SG&A.

Depreciation

Depreciation expense for the three and nine months ended September 30, 2006 was $525 million and $1.573 billion, respectively, or 11% and 10% lower than the same periods in the prior year. The primary driver of this decrease was decreased capital expenditures since 2002 and the changing mix of our investment in property, plant and equipment over that period of time. If our capital investment program stays approximately the same and there are no significant decreases in our estimates of the useful lives of assets, we expect that our year-over-year depreciation expense will continue to decrease.

Capitalized Software Amortization

Amortization expense for the three and nine months ended September 30, 2006 was $64 million and $204 million, or 19% and 20% lower than the same periods in the prior year, respectively. This reduction reflects the lower capital spending on software related assets since 2001.

Other Expense (Income)—Net

Other expense (income)—net generally includes interest expense, net of capitalized interest, gains and losses on early retirement of debt and other—net, which includes interest income. The following table provides further detail regarding our other expense—net for the three and nine months ended September 30, 2006 and 2005:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2006	2005	Increase/ (Decrease)	% Change	2006	2005	Increase/ (Decrease)	% Change
	(Dollars in millions)
Other expense (income)—net:
Interest expense—net	$154	$155	$(1)	(1)%	$463	$455	$8	2%
Loss on early retirement of debt—net	9	—	9	nm	9	37	(28)	(76)%
Other—net	(4)	(8)	4	50%	(8)	(15)	7	47%

Total other expense (income)—net	$159	$147	$12	8%	$464	$477	$(13)	(3)%

nm—percentages greater than 200% and comparisons between positive and negative values or to zero values are considered not meaningful.

The increase in other expense (income)—net for the third quarter of 2006 was primarily due to a loss of $9 million from the early retirement of debt. The decrease in other expense (income)—net for the nine months ended September 30, 2006 was primarily due to a loss of $37 million from the early retirement of debt in June 2005.

Income Taxes

The effective income tax rate is the provision for income taxes as a percentage of income before income taxes. The effective income tax rate declined for the three months ended September 30, 2006 to 35.4% as compared to 38.2% for the three months ended September 30, 2005. The rate declined to 36.5% for the nine months ended September 30, 2006 as compared to 38.0% for the nine months ended September 30, 2005. The decrease was primarily due to an increase in the non-taxable income associated with the federal subsidy under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 and lower state taxes, partially offset by an increase in expense associated with our uncertain tax positions.

Results of Operations for the Years Ended December 31, 2005, 2004 and 2003

The following table summarizes our results of operations for the years ended 2005, 2004 and 2003:

	Years ended December 31,			Increase/ (Decrease)		Percentage Change
	2005	2004	2003	2005 v 2004	2004 v 2003	2005 v 2004	2004 v 2003
	(Dollars in millions)
Operating revenue	$10,048	$10,331	$10,811	$(283)	$(480)	(3)%	(4)%
Operating expenses, excluding asset impairment charges	7,892	7,962	8,499	(70)	(537)	(1)%	(6)%
Asset impairment charges	—	54	—	(54)	54	nm	nm
Other expense—net	626	573	554	53	19	9%	3%

Income before income taxes, discontinued operations and cumulative effect of changes in accounting principles	1,530	1,742	1,758	(212)	(16)	(12)%	(1)%
Income tax expense	(541)	(698)	(675)	157	(23)	22%	(3)%

Income from continuing operations	989	1,044	1,083	(55)	(39)	(5)%	(4)%
Loss from discontinued operations—net of tax benefit	—	(53)	(252)	53	199	nm	79%

Income before cumulative effect of changes in accounting principles	989	991	831	(2)	160	0%	19%
Cumulative effect of changes in accounting principles—net of taxes	(12)	—	219	(12)	(219)	nm	nm

Net income	$977	$991	$1,050	$(14)	$(59)	(1)%	(6)%

nm—percentages greater than 200% and comparisons from positive to negative values or to zero values are considered not meaningful.

Operating Revenue

2005 COMPARED TO 2004

The following table compares operating revenue for the years ended December 31, 2005 and 2004:

	Years Ended December 31,		Increase/ (Decrease)	Percentage Change
	2005	2004	2005 v 2004	2005 v 2004
	(Dollars in millions)
Voice services	$6,753	$7,117	$(364)	(5)%
Data and Internet services	2,225	2,138	87	4%
Affiliate services	1,055	1,064	(9)	(1)%
Other services	15	12	3	25%

Total operating revenue	$10,048	$10,331	$(283)	(3)%

Voice services

The decrease in local voice services revenue was primarily due to access line losses from competitive pressures including technology substitution, partially offset by an increase in USF revenue due to revenue growth and USF rate increases. In our mass markets channel we have seen a slowing of access line losses and this, combined with rate increases, has decreased our rate of voice services revenue decline from 10% in 2004 to 5% in 2005. The decrease in our wholesale channel was primarily due to the sale of a large portion of our payphone business in August 2004 and decreased access revenue partially offset by UNE increases. In addition, wholesale access lines decreased along with sales of UNEs and related operator and billing services to local competitors as an increasing percentage of competition in our local area is coming from facilities-based competition, including wireless and cable companies.

The following table shows our access lines by customer channel as of December 31, 2005 and 2004:

	Access lines *
	Years Ended December 31,		Increase/ (decrease)	Percentage Change
	2005	2004	2005 v 2004	2005 v 2004
	(in thousands)
Mass markets	10,653	11,081	(428)	(4)%
Business	2,376	2,562	(186)	(7)%
Wholesale	1,710	1,879	(169)	(9)%

Total	14,739	15,522	(783)	(5)%

*	We may modify the channel classification of our access lines from time to time in our efforts to better approximate the related revenue channels and better reflect how we manage our business.

Data and Internet services.

The increase in data and Internet services revenue was primarily driven by improvement in high-speed Internet access revenue as a result of a 43% increase in the number of high-speed Internet subscribers as we expanded our high-speed Internet service area to 77% of our local service area in 2005 from 67% in 2004. This growth came from continued expansion of service availability and increased penetration of high-speed Internet where service is available. This increase was partially offset by decreases of $50 million due to the termination of our wholesale affiliate’s modem services product and a $20 million decrease in Frame Relay revenue.

Affiliate services.

The decrease in affiliate services revenue is primarily due to price reductions for billing and collection services and a loss of services provided to affiliates, primarily from our affiliate’s transition to a third-party wireless provider. The decreases were partially offset by increased switched access, Private Line and other services.

2004 COMPARED TO 2003

The following table compares operating revenue for the years ended December 31, 2004 and 2003:

	Years Ended December 31,		Increase/ (Decrease)	Percentage Change
	2004	2003	2004 v 2003	2004 v 2003
	(Dollars in millions)
Voice services	$7,117	$7,881	$(764)	(10)%
Data and Internet services	2,138	2,126	12	1%
Affiliate services	1,064	784	280	36%
Other services	12	20	(8)	(40)%

Total operating revenue	$10,331	$10,811	$(480)	(4)%

Voice services

The decrease in voice services revenue was primarily due to access line losses from competitive pressures, including technology substitution and a reduction in access service revenue from external parties that are being replaced by affiliate revenue as our affiliate re-entered the long-distance market in our local service area. In particular, during 2004 and 2003, a significant portion of our mass markets and business access line losses was attributable to CLECs’ use of UNE-P and unbundled local loops to deliver voice services. These losses have been partially offset by corresponding increases in our wholesale access lines (where UNEs are reflected). However, the regulated price structure of UNEs applied downward pressure on our revenue.

The following table shows our access lines by channel as of December 31, 2004 and 2003:

	Access lines *
	Years Ended December 31,		Increase/ (decrease)	Percentage Change
	2004	2003	2004 v 2003	2004 v 2003
	(in thousands)
Mass markets	11,081	11,773	(692)	(6)%
Business	2,562	2,748	(186)	(7)%
Wholesale	1,879	1,688	191	11%

Total	15,522	16,209	(687)	(4)%

*	We may modify the channel classification of our access lines from time to time in our efforts to better approximate the related revenue channels and better reflect how we manage our business.

Data and Internet services

Data and Internet services revenue increased due to increases in high-speed Internet as this service continued to be expanded geographically to allow more of our customers to convert from dial-up Internet connections to our high-speed Internet services. The number of mass markets high-speed Internet subscribers grew by 62%, and we expanded our high-speed Internet service area to 67% of our local service area in 2004; however, the impact of increases in mass markets high-speed Internet subscribers and related revenue was offset in part by decreases in wholesale data and Internet services revenue.

Affiliate services

The increase in affiliate services revenue was primarily caused by increases in switched access, private line and billing and collection services provided to our long-distance affiliate. The increase in these services is offset by a reduction in service revenue from external customers and was associated with growth in the affiliate’s long-distance business as it re-entered this business in our local service area.

Operating Expenses

2005 COMPARED TO 2004

The following table compares operating expenses for the years ended December 31, 2005 and 2004:

	Years Ended December 31,		Increase/ (Decrease)	Percentage Change
	2005	2004	2005 v 2004	2005 v 2004
	(Dollars in millions)
Operating expenses:
Cost of sales
Employee-related costs	$1,387	$1,483	$(96)	(6)%
Network expenses	212	194	18	9%
Other non-employee-related costs	533	459	74	16%
Affiliate costs	246	306	(60)	(20)%

Total cost of sales	2,378	2,442	(64)	(3)%
Selling, general and administrative
Employee-related costs	608	666	(58)	(9)%
Bad debt	74	32	42	131%
Restructuring, realignment and severance related costs	11	65	(54)	(83)%
Property and other taxes	328	312	16	5%
Other non-employee-related costs	727	679	48	7%
Affiliate costs	1,107	1,073	34	3%

Total selling, general and administrative	2,855	2,827	28	1%
Depreciation	2,330	2,327	3	0%
Capitalized software and other intangible assets amortization	329	366	(37)	(10)%
Asset impairment charges	—	54	(54)	nm

Total operating expenses	$7,892	$8,016	$(124)	(2)%

nm—percentages greater than 200% and comparisons from positive to negative values or to zero values are considered not meaningful.

Cost of sales

Cost of sales includes employee-related costs, such as salaries, wages and benefits directly attributable to products or services, network expenses and other non-employee related costs such as real estate, USF charges, call termination fees, materials and supplies, contracted engineering services, computer system support and the cost of CPE sold, incurred by us or on our behalf by our affiliates.

Employee-related costs decreased primarily due to a 5% employee reduction from our prior year restructuring plans as well as a continued focus on containing our employee-related costs and productivity improvements.

Network expenses increased primarily due to a one-time billing adjustment and pole rental settlement costs. The increase in network expenses was partially offset by lower costs due to the sale of a large portion of our payphone operations.

Other non-employee-related costs increased primarily as a result of increased call termination fees related primarily to a favorable settlement in 2004 and an increase in the average USF rate.

Affiliate costs decreased primarily due to employee reductions at our affiliates, reduced contract labor and purchases by our affiliates, and a shift in our affiliate’s focus of systems development projects to other affiliates. This decrease was partially offset by an increase in network administration costs from an affiliate, which were previously performed by us, and an increase in wholesale Internet access costs resulting from the transfer of our ISP product from an affiliate to us.

Selling, general and administrative

SG&A expenses include employee-related costs such as salaries, wages and benefits not directly attributable to products or services, severance related costs, sales commissions, bad debt charges and other non-employee related costs such as property taxes, real estate costs, advertising, professional service fees and computer systems support incurred by us or on our behalf by our affiliates.

Employee-related and restructuring, realignment and severance costs decreased primarily from our 2004 restructuring efforts, normal attrition and productivity improvements. The decrease was partially offset by an increase in commissions associated with higher sales attainment.

Bad debt increased due to a $43 million credit primarily due to a favorable settlement recorded in 2004.

Other non-employee-related costs increased primarily as a result of expanded marketing and advertising costs partially offset by a decrease in legal accruals.

Affiliate costs increased primarily as a result of changes in cost allocations and price increases offset in part by employee-related and other SG&A cost reductions by our affiliates.

Pension and post-retirement benefits. Our employees participate in QCII’s pension, non-qualified pension and other post-retirement healthcare and life insurance benefit plans. Our results include an allocation of pension expense (credits) and post-retirement healthcare and life insurance benefit expenses from QCII, which we refer to on a combined basis as a net post-retirement expense or credit. We recorded net post-retirement expenses of $179 and $159 million in 2005 and 2004, respectively. Our 2005 and 2004 annual costs were reduced by approximately $31 million and $27 million, respectively, due to Medicare legislation that partially subsidizes the costs to employers of providing prescription drug coverage for their retirees. The net post-retirement expense or credit is a function of the amount of pension and post-retirement benefits earned, interest on projected benefit obligations, amortization of costs and credits from prior benefit changes and the expected return on the assets held in the various plans. The net post-retirement expense or credit is allocated primarily to cost of sales and the remaining balance to SG&A. For additional information on our pension and post-retirement plans, see Note 10—Employee Benefits to our audited consolidated financial statements included in this prospectus.

2004 COMPARED TO 2003

The following table provides further detail regarding our operating expenses:

	Years Ended December 31,		Increase/ (Decrease)	Percentage Change
	2004	2003	2004 v 2003	2004 v 2003
	(Dollars in millions)
Operating expenses:
Cost of sales
Employee-related costs	$1,483	$1,527	$(44)	(3)%
Network expenses	194	209	(15)	(7)%
Other non-employee-related costs	459	494	(35)	(7)%
Affiliate costs	306	420	(114)	(27)%

Total cost of sales	2,442	2,650	(208)	(8)%
Selling, general and administrative
Employee-related costs	666	709	(43)	(6)%
Bad debt	32	125	(93)	(74)%
Restructuring, realignment and severance related costs	65	57	8	14%
Property and other taxes	312	403	(91)	(23)%
Other non-employee-related costs	679	633	46	7%
Affiliate costs	1,073	1,171	(98)	(8)%

Total selling, general and administrative	2,827	3,098	(271)	(9)%
Depreciation	2,327	2,412	(85)	(4)%
Capitalized software and other intangible assets amortization	366	339	27	8%
Asset impairment charges	54	—	54	nm

Total operating expenses	$8,016	$8,499	$(483)	(6)%

nm—percentages greater than 200% and comparisons from positive to negative values or to zero values are considered not meaningful.

Cost of sales

Cost of sales includes employee-related costs, such as salaries, wages and benefits directly attributable to products or services, network expense and other non-employee related costs such as real estate, USF charges, call termination fees, materials and supplies, contracted engineering services, computer system support and the cost of CPE sold incurred by us or on our behalf by our affiliates.

Cost of sales decreased primarily due to decreases in affiliate costs attributable to costs savings resulting from the restructuring efforts of our affiliate companies, a reduction in allocated information technology costs, a decrease in employee-related costs due to our restructuring efforts and a decrease in other non-employee-related costs. The decrease in other non-employee related costs was primarily attributable to a favorable settlement of $39 million on a reciprocal compensation agreement as well as lower access charges.

Selling, general and administrative

SG&A expenses include employee-related costs such as salaries, wages and benefits not directly attributable to products or services, severance related costs, sales commissions, bad debt charges and other non-employee related costs such as property taxes, real estate costs, advertising, professional service fees and computer systems support incurred by us or on our behalf by our affiliates.

The decrease in SG&A was primarily due to lower affiliate costs, resulting from a favorable impact of restructuring activities, and a reduction in information technology costs due to a concentration of systems work on products and services of other affiliates. Further decreases were attributed to lower bad debt expense due to improvements in credit and collection practices, as well as a one-time favorable settlement of approximately $45 million from a customer emerging from bankruptcy, and lower property tax expense as a result of reduced property values and reduced capital expenditures. These decreases were partially offset by an increase in non-employee costs driven by higher marketing and advertising and external commissions. The increase in non-employee costs is partially offset in affiliate charges, as external commissions of approximately $20 million were incurred by our affiliates and allocated to us prior to 2004.

Pension and post-retirement benefits. Our employees participate in QCII’s pension, non-qualified pension and other post-retirement benefit plans. Our results include an allocation of pension expenses (credits) and post-retirement benefit expenses from QCII, which we refer to on a combined basis as a net post-retirement expense or credit. We recorded net post-retirement expenses of $159 and $189 million in 2004 and 2003, respectively. Our 2004 annual costs were reduced by approximately $27 million due to recently passed Medicare legislation that partially subsidizes the costs to employers of providing prescription drug coverage for their retirees. The net post-retirement expense or credit is a function of the amount of pension and post-retirement benefits earned, interest on projected benefit obligations, amortization of costs and credits from prior benefit changes and the expected return on the assets held in the various plans. The net post-retirement expense or credit is allocated primarily to cost of sales and the remaining balance to SG&A. For additional information on our pension and post-retirement plans, see Note 10—Employee Benefits to our audited consolidated financial statements included in this prospectus.

Other Operating Expenses

The following table provides further detail regarding our other operating expenses:

	Years Ended December 31,			Increase/ (Decrease)		Percentage Change
	2005	2004	2003	2005 v 2004	2004 v 2003	2005 v 2004	2004 v 2003
	(Dollars in millions)
Depreciation	$2,330	$2,327	$2,412	$3	$(85)	0%	(4)%
Capitalized software and other intangible assets amortization	329	366	339	(37)	27	(10)%	8%
Asset impairment charges	—	54	—	(54)	54	nm	nm

nm—percentages greater than 200% and comparisons from positive to negative values or to zero values are considered not meaningful.

Depreciation

Depreciation expense from 2004 to 2005 remained relatively stable. The decrease in depreciation expense from 2003 to 2004 was primarily the result of reduced capital expenditures.

Capitalized software and other intangible assets amortization

The decrease in amortization expense from 2004 to 2005 was attributable to a decrease in total capitalized software.

Asset impairment charges

In conjunction with our efforts to sell certain assets during 2004, we determined that the carrying amounts of those assets were in excess of our expected sales proceeds. This resulted in an asset impairment charge of

$54 million. For more information on our asset impairment charges, please see Note 4—Property, Plant and Equipment to our audited consolidated financial statements included in this prospectus.

Other Consolidated Results

The following table provides further detail regarding other expense—net:

	Years Ended December 31,			Increase/ (Decrease)		Percentage Change
	2005	2004	2003	2005 v 2004	2004 v 2003	2005 v 2004	2004 v 2003
	(Dollars in millions)
Other expense—net:
Interest expense—net	$607	$584	$573	$23	$11	4%	2%
Other income—net	(18)	(17)	(19)	(1)	2	(6)%	11%
Loss on early retirement of debt—net	37	6	—	31	6	nm	nm

Total other expense—net	$626	$573	$554	$53	$19	9%	3%

Income tax expense	$(541)	$(698)	$(675)	$157	$(23)	22%	(3)%
Cumulative effect of changes in accounting principles—net of taxes	$(12)	$—	$219	$(12)	$(219)	nm	nm

nm—percentages greater than 200% and comparisons from positive to negative values or to zero values are considered not meaningful.

Other expense—net

The 2005 increase in other expense is primarily due to the payment of premiums associated with the extinguishment of certain of our higher coupon debt and an increase in interest expense.

Income tax expense

The effective income tax rate is the provision for income taxes as a percentage of pre-tax income. Our effective income tax rate for 2005, 2004 and 2003 was 35.4%, 40.0% and 38.4%, respectively. The decrease from 2004 to 2005 was primarily due to lower state taxes in 2005, non-deductible penalties incurred in 2004 and 2004 income tax expense recognized for uncertain tax positions. The increase from 2003 to 2004 was primarily due to an increase in our state income tax liabilities and non-deductible expenses, partially offset by the non-taxable income associated with a subsidy under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or Medicare Act.

Cumulative effect of changes in accounting principles—net of tax

In 2005, we recognized a charge of $12 million (net of income taxes of $8 million) from the cumulative effect of adopting FIN 47.

In 2003, we recognized a gain of $219 million (net of taxes of $139 million) from the cumulative effect of adopting SFAS No. 143, “Accounting for Asset Retirement Obligations,” or SFAS No. 143.

Liquidity and Capital Resources

We are a wholly owned subsidiary of QSC, which is wholly owned by QCII. As such, factors relating to or affecting QCII’s liquidity and capital resources could have material impacts on us, including changes in the market’s perception of us and impacts on our credit ratings and on our access to capital markets.

QCII and its consolidated subsidiaries had total borrowings of $14.9 billion at September 30, 2006, $15.5 billion at December 31, 2005, and $17.3 billion at December 31, 2004.

QCII has cash management arrangements between certain of its subsidiaries that include lines of credit, inter-company obligations, capital contributions and dividends. As part of these cash management arrangements, affiliates provide lines of credit to certain other affiliates. Amounts outstanding under these lines of credit and inter-company obligations vary from time to time and are classified as short-term borrowings.

Near-Term View

We had $235 million in cash and cash equivalents and $42 million of short-term investments available at September 30, 2006 and $160 million in cash and cash equivalents and $8 million of short-term investments available at December 31, 2005. For the nine months ended September 30, 2006, our primary source of funds was cash provided by operating activities. For the next twelve months, we expect to use our available excess cash primarily to pay dividends to our parent and make additional investment in our network. We declared dividends to our parent of $1.4 billion during the nine months ended September 30, 2006 and $2.25 billion during the year ended December 31, 2005.

Our working capital deficit, or the amount by which our current liabilities exceed our current assets, was $619 million and $737 million as of September 30, 2006 and December 31, 2005, respectively. Our working capital increased $118 million primarily due to cash generated by operating activities partially offset by the reclassification to current of $70 million of debt obligations maturing within twelve months, capital expenditures of $916 million and dividends declared of $1.4 billion.

We continue to pursue our strategy to improve our near-term liquidity and our capital structure in order to reduce financial risk. During the quarter ended September 30, 2006, we took the following measures to improve our near-term financial position:

•	On August 8, 2006, we issued $600 million aggregate principal amount of our 7.5% Notes due 2014. The net proceeds from the issuance have been or will be used for general corporate purposes, including repayment of indebtedness and funding and refinancing investments in our telecommunications assets;

•	Concurrent with the issuance of these notes, we called the remaining $500 million aggregate principal amount of our floating rate term loan maturing in June 2007, plus accrued interest of $3 million; and

•	On September 21, 2006, we redeemed the remaining $90 million aggregate principal amount of our 39-year 6.25% debentures due January 1, 2007 at face value plus accrued interest of $1 million.

Our working capital deficit is primarily caused by dividends that we pay to QSC. The timing of cash payments for declared dividends to QSC is at our discretion in consultation with QSC. We continue to produce significant cash from operating activities, and we believe that our cash on hand together with our cash flows from operations should be sufficient to meet our cash needs through the next twelve months. However, if we or QCII become subject to significant judgments, settlements and/or tax payments, as further discussed in Note 5—Commitments and Contingencies to our unaudited condensed consolidated financial statements included in this prospectus, we or QCII could be required to make significant payments that we or QCII may not have the resources to make. The magnitude of any settlements or judgments resulting from these actions could materially and adversely affect QCII’s financial condition and ability to meet its debt obligations, potentially impacting its credit ratings, its ability to access capital markets and its compliance with debt covenants. In addition, the magnitude of any settlements or judgments may cause QCII to draw down significantly on its cash balances, which might force it to obtain additional financing or explore other methods to generate cash. Such methods could include issuing additional securities or selling assets. As a wholly owned subsidiary of QCII, our business operations and financial condition could be similarly affected.

To the extent that QCII’s EBITDA (as defined in QCII’s debt covenants) is reduced by cash judgments, settlements and/or tax payments, its debt to consolidated EBITDA ratios under certain debt agreements will be adversely affected. This could reduce QCII’s liquidity and flexibility due to potential restrictions on drawing on its line of credit and potential restrictions on incurring additional debt under certain provisions of its debt agreements. As a wholly owned subsidiary of QCII, our business operations and financial condition could be similarly affected, potentially impacting our credit ratings and access to capital markets.

QCII has $850 million available to it under the Credit Facility, which is currently undrawn and which expires in October 2010. Until July 2006, QSC was the potential borrower under the Credit Facility. The Credit Facility contains various limitations, including a restriction on using any proceeds from the facility to pay settlements or judgments relating to the investigation and securities actions discussed in Note 5—Commitments and Contingencies to our unaudited condensed consolidated financial statements included in this prospectus. The Credit Facility is guaranteed by QSC and is secured by a senior lien on our stock.

We expect our 2006 capital expenditures to approximate our 2005 level.

On October 4, 2006, QCII’s Board of Directors approved a stock repurchase program for up to $2 billion of QCII’s common stock over the next two years. It is QCII’s intention to fully achieve this plan over the next two years, while reviewing, on a regular basis, opportunities to enhance shareholder returns.

Long-Term View

We have historically operated with a working capital deficit due to our practice of declaring and paying regular cash dividends and it is likely that we will operate with a working capital deficit in the future. As discussed below, we continue to generate substantial cash from operations. We believe that cash provided by operations, combined with our current cash position and continued access to capital markets to refinance our current portion of debt, should allow us to meet our cash requirements for the foreseeable future.

We may periodically need to obtain financing in order to meet our debt obligations as they come due. We may also need to obtain additional financing or investigate other methods to generate cash (such as further cost reductions or the sale of assets) if revenue and cash provided by operations decline, if economic conditions weaken, if competitive pressures increase or if we or QCII become subject to significant judgments, settlements and/or tax payments as further discussed in Note 5—Commitments and Contingencies to our unaudited condensed consolidated financial statements included in this prospectus. In the event of an adverse outcome in one or more of these matters, we or QCII could be required to make significant payments that we do not have the resources to make. The magnitude of any settlements or judgments resulting from these actions could materially and adversely affect QCII’s financial condition and ability to meet its debt obligations, potentially impacting its credit ratings, its ability to access capital markets and its compliance with debt covenants. In addition, the magnitude of any settlements or judgments may cause QCII to draw down significantly on its cash balances, which might force it to obtain additional financing or explore other methods to generate cash. Such methods could include issuing additional securities or selling assets. As a wholly owned subsidiary of QCII, our business operations and financial condition could be similarly affected, potentially impacting our credit ratings and access to the capital markets.

The Credit Facility makes available to QCII $850 million of additional credit subject to certain restrictions as described below and is currently undrawn. This facility has a cross payment default provision and this facility and certain other debt issues of QCII and its other subsidiaries also have cross acceleration provisions. When present, such provisions could have a wider impact on liquidity than might otherwise arise from a default or acceleration of a single debt instrument. These provisions generally provide that a cross default under these debt instruments could occur if:

•	QCII fails to pay any indebtedness when due in an aggregate principal amount greater than $100 million,

•	any indebtedness is accelerated in an aggregate principal amount greater than $100 million ($25 million in the case of one of the debt instruments), or

•	judicial proceedings are commenced to foreclose on any of QCII’s assets that secure indebtedness in an aggregate principal amount greater than $100 million.

Upon such a cross default, the creditors of a material amount of QCII’s debt may elect to declare that a default has occurred under their debt instruments and to accelerate the principal amounts due such creditors. Cross acceleration provisions are similar to cross default provisions, but permit a default in a second debt instrument to be declared only if in addition to a default occurring under the first debt instrument, the indebtedness due under the first debt instrument is actually accelerated. As a wholly owned subsidiary of QCII, in the event of such a cross-default or cross-acceleration, our business operations and financial condition could be affected, potentially impacting our credit ratings and access to the capital markets. In addition, the Credit Facility contains various limitations, including a restriction on using any proceeds from the facility to pay settlements or judgments relating to the investigation and securities actions discussed in Note 5—Commitments and Contingencies to our unaudited condensed consolidated financial statements included in this prospectus.

Payment Obligations and Contingencies

Payment obligations

The following table summarizes our future contractual cash obligations as of December 31, 2005:

	Payments Due by Period
	2006	2007	2008	2009	2010	2011 and Thereafter	Total
	(Dollars in millions)
Future Contractual Obligations(1)(3)
Long-term debt	$—	$660	$322	$—	$500	$6,307	$7,789
Interest on debt(2)	601	571	544	528	511	4,678	7,433
Capital lease obligations	2	2	2	1	1	7	15
Operating leases	97	89	78	63	50	240	617
Purchase commitment obligations	22	15	1	—	—	—	38

Total future contractual obligations	$722	$1,337	$947	$592	$1,062	$11,232	$15,892

(1)	The table does not include:

•	our open purchase orders as of December 31, 2005. These purchase orders are generally at fair value, generally cancelable without penalty and are part of normal operations;

•	accounts payable of $1 billion, dividends payable to QSC of $126 million, accrued expenses and other current liabilities of $685 million, deferred income taxes of $1.9 billion and other long-term liabilities of $279 million, all of which are recorded on our December 31, 2005 consolidated balance sheet; and

•	amounts related to the legal contingencies described in Note 16—Commitments and Contingencies to our audited consolidated financial statements included in this prospectus.

(2)	Interest expense in all years may differ due to future refinancing of debt. Interest on our floating rate debt was calculated for all years using the rates effective as of December 31, 2005.

(3)	We have various service related commitments with various vendors for data processing, technical and software support. Future payments under certain services contracts will vary depending on our actual usage. In the table above we estimated payments for these service contracts based on the level of services we expect to receive.

Employee Benefit Plans. QCII offers pension, non-qualified pension and post-retirement healthcare and life insurance benefits, some of which are required under contractual agreements. Pension and certain occupational benefits are paid through trusts and therefore are not included in this table as we are not able to reliably estimate our portion of future required contributions to the trusts. As of December 31, 2005, QCII’s qualified defined benefit pension plan was fully funded. As of December 31, 2005, we had a liability of $2.851 billion for our allocation of QCII’s non-qualified pension, post-retirement and other post-employment benefit obligations. The liability is impacted by various actuarial assumptions and will differ from the sum of the future value of actuarially estimated payments. See further discussion of our benefit plans in Note 10—Employee Benefits to our audited consolidated financial statements included in this prospectus.

Off-Balance Sheet Arrangements

Other than operating leases, we have no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity, or market or credit risk support, and we do not engage in leasing, hedging, research and development services, or other relationships that expose us to liability that is not reflected on the face of the financial statements.

Letters of Credit

At December 31, 2005, we had outstanding letters of credit of approximately $4 million.

Historical View

The following table summarizes cash flow activities for the nine months ended September 30, 2006 and 2005 and for the three-year periods ended December 31, 2005, 2004 and 2003:

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(Dollars in millions)
Cash flows:
Provided by operating activities	$2,330	$2,512	$3,416	$3,319	$4,824
Used for investing activities	(902)	(690)	(1,013)	(1,383)	(1,933)
Used for financing activities	(1,353)	(1,847)	(2,585)	(2,249)	(2,458)

Increase (decrease) in cash and cash equivalents	$75	$(25)	$(182)	$(313)	$433

Operating Activities

For the years ended December 31, 2005, 2004, and 2003 and the nine months ended September 30, 2006 and 2005, our primary source of cash was cash provided by our operating activities. The decrease in cash provided by operating activities for the nine months ended September 30, 2006 compared to the same period of 2005 was primarily attributable to a decrease in revenue and an increase in income taxes paid to our parent of $62 million, partially offset by decreases in cost of goods sold and SG&A during the same period.

Investing Activities

Our capital expenditures for the nine months ended September 30, 2006 and 2005 were $916 million and $854 million (net of tax refund of $33 million), respectively. The increase in capital expenditures was due primarily to increased spending for strategic products and outside plant, which includes network assets, such as cables, poles, equipment and other components that are physically located outside of our company buildings. Although our capital expenditures for the nine months ended September 30, 2006 increased over the same period in 2005, we expect our 2006 capital expenditures to approximate our 2005 level. In addition, our investments in securities managed by our parent resulted in a $34 million net use of cash in 2006 compared to a $148 million net source of cash in 2005 primarily due to the changes in the balance of our parent’s investments in auction rate securities.

Cash used in investing activities decreased $370 million in 2005 due to a $205 million decrease in capital expenditures and a $162 million increase in net proceeds form investments managed by our parent.

Financing Activities

The decrease in cash used for financing activities for the nine months ended September 30, 2006 was primarily attributable to decreased dividend payments made to QSC during the nine months ended September 30, 2006 compared to the same period of 2005. Cash used for financing activities for the year ended December 31, 2005 increased $336 million primarily due to an $85 million increase in dividends paid in 2005 to our parent and the collection of a $286 million note receivable from an affiliate in 2004. This was partially offset by a $81 million decrease in external debt, including debt issue costs and early retirement costs, net of proceeds.

At September 30, 2006 and December 31, 2005, we were in compliance with all provisions or covenants of our borrowings. For additional information regarding the covenants of our existing debt instruments, see Note 6—Borrowings to our audited consolidated financial statements included in this prospectus.

We paid cash dividends of $1.321 billion, $2.536 billion, $2.451 billion and $2.880 billion for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003, respectively. We have historically declared and paid regular dividends to QSC based on our consolidated net income. In August 2003, we modified our dividend practice to exclude Qwest Wireless’ losses in the determination of regular dividends we declared and paid. In May 2004, we transferred ownership of Qwest Wireless to an affiliate. During 2004, we declared an additional dividend that included prior period earnings determined without the effect of Qwest Wireless’ losses. In July 2004, we modified our dividend practice to balance our financial needs, cash position and credit profile with those of our parent. As a result, going forward, we may declare and pay dividends in excess of our earnings to the extent permitted by applicable law. Our debt covenants do not limit the amount of dividends we can pay to our parent.

Credit Ratings

The table below summarizes our long-term debt ratings at September 30, 2006:

Moody’s	Ba2
S&P	BB
Fitch	BB+

These ratings are the same as they were at December 31, 2005, except that Moody’s rating was Ba3 on that date.

With respect to Moody’s, a Ba rating is judged to have speculative elements, meaning that the future of the issuer cannot be considered to be well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times. The “1,2,3” modifiers show relative standing within the major categories, 1 being the highest, or best, modifier in terms of credit quality.

With respect to S&P, any rating below BBB indicates that the security is speculative in nature. A BB rating indicates that the issuer currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The plus and minus symbols show relative standing within the major categories.

With respect to Fitch, any rating below BBB is considered speculative in nature. A BB rating indicates that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. A B rating indicates that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment. The plus and minus symbols show relative standing within major categories.

Debt ratings by the various rating agencies reflect each agency’s opinion of the ability of the issuers to repay debt obligations as they come due. In general, lower ratings result in higher borrowing costs and/or impaired ability to borrow. A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

Given our current credit ratings, as noted above, our ability to raise additional capital under acceptable terms and conditions may be negatively impacted.

Critical Accounting Policies and Estimates

We have identified the policies and estimates below as critical to our business operations and the understanding of our results of operations, either past or present. For a detailed discussion on the application of these and other significant accounting policies, see the notes to our audited consolidated financial statements included in this prospectus. These policies and estimates are considered “critical” because they either had a material impact or they have the potential to have a material impact on our financial statements, and because they require significant judgments, assumptions or estimates. Note that our preparation of our consolidated financial statements included in this prospectus required us to make estimates, intercompany allocations and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. We believe that the estimates, judgments, allocations and assumptions made when accounting for items and matters such as intercompany revenue and charges, future usage under long-term contracts, customer retention patterns, collectibility of accounts receivable, expected economic duration of assets to be depreciated or amortized, asset valuations, internal labor capitalization rates, recoverability of assets, rates of return on assets held for employee benefits, timing and amounts of future employee benefit payments, uncertain tax positions, reserves and other provisions and contingencies are reasonable, based on information available at the time they are made. However, there can be no assurance that actual results will not differ from those estimates.

Intercompany Revenue and Charges

We provide to our affiliates telephony and data services and other services. We charge our affiliates based on tariffed rates for telephony and data services and either fully distributed cost or market rates for other services. Our fully distributed costs methodology includes employee costs, facilities costs, overhead costs and a return on investment component.

We purchase services from our affiliates, such as marketing, sales and advertising, information technology, product and technical services as well as general support services. Our affiliates charge us for services rendered by their employees primarily by applying the fully distributed cost methodology discussed above. Our affiliates also contract services from third parties on our behalf. For these services, the third parties bill our affiliates who in turn charge us for our respective share of these third-party expenses.

The methodologies discussed above for determining affiliate revenue and charges are based on rules that the FCC adopted pursuant to the Communications Act, as amended by the Telecommunications Act. We believe the accounting estimates related to affiliate revenue and charges are “critical accounting estimates” because determining market rates and determining the allocation methodology and the supporting allocation factors: (i) requires judgment and is subject to refinement as facts and circumstances change or as new cost causation relationships or cost drivers are identified, (ii) are based on regulatory rules which are subject to change, and (iii) QCII occasionally changes which affiliates provide them services which can impact overall costs and related affiliate charges, all of which require significant judgment and assumptions.

Loss Contingencies and Litigation Reserves

We are involved in several material legal proceedings, as described in more detail in “Legal Proceedings” in this prospectus. We assess potential losses in relation to these and other pending or threatened legal matters. If a loss is considered probable and the amount can be reasonably estimated, we recognize an expense for the estimated loss. To the extent these estimates are more or less than the actual liability resulting from the resolution of these matters, our earnings will be increased or decreased accordingly. If the differences are material, our consolidated financial statements could be materially impacted.

Restructuring and Realignments

Periodically, QCII commits to exit certain business activities, eliminate office or facility locations and/or reduce our number of employees. Our portion of the charge to record such a decision depends upon various assumptions, including future severance payments, sublease income, length of time on market for abandoned rented facilities and contractual termination costs. Such estimates are inherently judgmental and may change materially based upon actual experience. The estimate of future losses on sublease income and disposal activity generally involves the most significant judgment. Due to the estimates and judgments involved in the application of each of these accounting policies, changes in our plans and these estimates and market conditions could materially impact our financial condition or results of operations.

Economic Lives of Assets to be Depreciated or Amortized

Due to rapid changes in technology and the competitive environment, selecting the estimated economic life of telecommunications plant, equipment and software requires a significant amount of judgment. We regularly review data on utilization of equipment, asset retirements and salvage values to determine adjustments to our depreciation rates. The effect of a one year increase or decrease in the estimated useful lives of our property, plant and equipment would have been decreased depreciation of approximately $330 million or increased depreciation of approximately $450 million, respectively. The effect of a one year increase or decrease in the estimated useful lives of our intangible assets with finite lives would have been decreased amortization of approximately $70 million or increased amortization of approximately $110 million, respectively.

Pension and Post-Retirement Benefits

Our employees participate in the QCII pension, non-qualified pension, post-retirement and other post-employment benefit plans. The amounts contributed by us are not segregated or restricted to pay amounts due to our employees and may be used to provide benefits to other employees of QCII or its affiliates. QCII allocates the cost of pension, non-qualified pension, and post-retirement healthcare and life insurance benefits and required contributions to us. The allocation is based upon employee demographics of our employees compared to all the remaining participants. In computing the pension and post-retirement healthcare and life insurance benefit costs, QCII must make numerous assumptions about such things as discount rates, expected rate of return on plan assets, employee mortality and turnover, salary and wage increases, expected future cost increases, healthcare claims experience and the terms of QCII’s post-retirement plan benefits covered by collective bargaining agreements, including caps on reimbursable costs, as negotiated with our employees’ unions. These items generally have the most significant impact on the level of cost: the discount rate, the expected rate of return on plan assets, and the terms of QCII’s post-retirement plan benefits covered by collective bargaining agreements. Changes in any of the assumptions QCII made in computing the pension and post-retirement healthcare and life insurance benefit costs could have a material impact on various components that comprise these expenses that are then allocated to us as described above. For further discussion of the QCII pension, non-qualified pension post-retirement and other post-employment benefit plans and the critical accounting estimates, see the QCII 2005 Form 10-K.

Recoverability of Long-Lived Assets

We follow the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Under the provisions of that standard, we must review the recoverability of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset, or group of assets, may not be recoverable, we will evaluate the recoverability of the carrying value of our long-lived assets using gross undiscounted cash flow projections. Such evaluations require identification of the lowest level of identifiable, largely independent, cash flows for purposes of grouping assets and liabilities subject to review. The cash flow projections include long-term forecasts of revenue growth, gross margins and capital expenditures. All of these items require significant judgment and assumptions.

Asset Retirement Obligations

We have network assets located in leased properties such as equipment rooms. For certain of these leases, we are legally obligated to remove our equipment when the lease expires. As required by SFAS No. 143, we record a liability for the estimated current fair value of the costs associated with these removal obligations. We estimate our removal liabilities using historical cost information, industry factors, and current engineering estimates. We then estimate the present value of these costs by discounting the future expected cash payout to current fair value based on our incremental borrowing rate. To the extent there are material differences between our estimated and actual removal costs and our estimated and actual discount rates, we could be required to adjust our recorded liabilities at that time. These estimates were critical factors in determining the net income impact of $219 million upon the adoption of SFAS No. 143 in 2003. See additional disclosures regarding FIN 47 below.

Recently Adopted Accounting Pronouncements and Cumulative Effect of Adoption

In December 2005, we adopted FIN 47. FIN 47 is an interpretation of SFAS No. 143 and requires us to recognize asset retirement obligations that are conditional on a future event, such as the obligation to safely dispose of asbestos when a building is demolished or under certain circumstances, renovated. Upon adoption of FIN 47, we determined that we have conditional asset retirement obligations to properly dispose of or encapsulate asbestos in several of our buildings and to close fuel storage tanks and dispose of other potentially hazardous materials. We recorded a cumulative effect of a change in accounting principle charge upon adoption of FIN 47 of $12 million (liability of $23 million net of an asset of $3 million and net of income taxes of $8 million) in 2005. Had FIN 47 been adopted prior to 2003, our liabilities associated with asset retirement obligations would have increased by $23 million both at December 31, 2004 and 2003. Had we adopted FIN 47 prior to 2003, our operating results for the years ended December 31, 2005, 2004 and 2003 would not have changed materially. See Note 4—Property, Plant and Equipment to our audited consolidated financial statements included in this prospectus for additional disclosure about our asset retirement obligations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets,” or SFAS No. 153, which we adopted in July 2005. Prior to the adoption of SFAS No. 153, we were required to measure the value of certain assets exchanged in non-monetary transactions by using the net book value of the asset relinquished. Under SFAS No. 153, we now measure assets exchanged at fair value, as long as the transaction has commercial substance and the fair value of the assets exchanged is determinable within reasonable limits. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 did not have a material effect on our financial position or results of operations for the year ended December 31, 2005. See Note 4—Property, Plant, and Equipment to our audited consolidated financial statements included in this prospectus for additional disclosure about our asset retirement obligations.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Medicare Act”) became law in the United States. The Medicare Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. QCII sponsors post-retirement healthcare plans that provide prescription drug benefits, that it deems actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, we recognized a $197 million reduction of our allocated accumulated post-retirement benefit obligation using our December 31, 2003 measurement date. The effect of the subsidy was to reduce our allocated net periodic post-retirement benefit cost by $31 million and $27 million for the years ended December 31, 2005 and 2004, respectively. During 2005, the Center for Medicare and Medicaid Services issued and clarified rules for implementing the Medicare Act. QCII revised its actuarial estimate of the federal subsidy and using our December 31, 2005 measurement date, the total reduction in our allocated accumulated post-retirement benefit obligation is $442 million. This reduction was recorded as an unrecognized actuarial gain which will be amortized to expense. The issuance and clarification of the rules for implementing the Medicare Act during 2005 are expected to further reduce our benefit cost in 2006.

In May 2005, the FASB, as part of an effort to conform to international accounting standards, issued SFAS No. 154, “Accounting Changes and Error Corrections,” or SFAS No. 154, which was effective for us beginning on January 1, 2006. SFAS No. 154 requires that all voluntary changes in accounting principles are retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS No. 154 requires that the new principle be applied to the earliest period practicable. The adoption of SFAS No. 154 has not had a material effect on our financial position or results of operations.

Effective January 1, 2006, we adopted SFAS No. 123(R). Prior to 2006, we accounted for awards of QCII stock granted to our employees under the intrinsic-value recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). However, SFAS No. 123(R) requires that compensation expense be measured using estimates of the fair value of all stock-based awards and applies to new awards and to awards modified, repurchased, or cancelled after December 31, 2005, as well as to the unvested portion of awards outstanding as of January 1, 2006.

We are applying the “modified prospective method” for recognizing the expense over the remaining vesting period for awards that were outstanding but unvested at January 1, 2006. Under the modified prospective method, we have not adjusted the financial statements for periods ended prior to December 31, 2005. Compensation cost arising from stock-based awards granted to our employees is recognized as expense using the straight-line method over the vesting period and is included in the cost of sales and selling, general and administrative expense in our condensed consolidated statements of operations. The total compensation cost for awards of QCII stock granted to our employees was less than $1 million for the three and nine months ended September 30, 2006. Because we purchase a significant amount of services from our parent, the direct stock-based compensation costs recorded by us for stock-based awards granted to our employees are not necessarily indicative of the costs we would have incurred had we operated as a stand-alone entity during the periods presented.

The following table illustrates the effect on net income for the three and nine months ended September 30, 2005 and for the years ended December 31, 2005, 2004 and 2003 as if compensation costs arising from stock-based awards of QCII stock granted to our employees had been determined based on the fair value at the grant dates:

	September 30, 2005		Years Ended December 31,
	Three Months Ended	Nine Months Ended	2005	2004	2003
	(Dollars in millions)
Net income:
As reported	$210	$722	$977	$991	$1,050
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method for all awards, net of related tax effects	(42)	(54)	(57)	(22)	(20)

Pro forma net income	$168	$668	$920	$969	$1,030

Our direct parent also adopted SFAS No. 123(R) on January 1, 2006, and as a result of its increased costs, it increased its billings to us during the three and nine months ended September 30, 2006 by approximately $3 and $10 million, respectively. These costs are not directly assigned, but are billed to us based on a general allocator and are included in the selling, general and administrative—affiliates expense line in our condensed consolidated statements of operations. As of September 30, 2006, QCII had $56 million of total unrecognized compensation cost related to unvested stock-based awards, which it will recognize over the remaining weighted average vesting terms of 2.8 years, and because our direct parent will continue to record such stock-based compensation, it will continue to bill a portion of such costs to us. However, based on the many factors that affect the allocation, the amount that is ultimately billed to us as a result of stock-based compensation recorded at our direct parent may fluctuate.

Recently Issued Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which is effective for us beginning on January 1, 2007. The validity of any tax position is a matter of tax law, and generally there is no controversy about recognizing the benefit of a tax position in a company’s financial statements when the degree of confidence is high that the tax position will be sustained upon examination by a taxing authority. However, in some cases, the law is subject to varied interpretation, and whether a tax position will ultimately be sustained may be uncertain. For us, FIN 48 establishes a different process to measure the impact of uncertainty associated with the income tax provision than we are currently using. Under FIN 48, the impact of an uncertain income tax position on the income tax provision must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. FIN 48 also requires additional disclosures about unrecognized tax benefits associated with uncertain income tax positions and a reconciliation of the change in the unrecognized benefit. We currently recognize an uncertain income tax position related to the timing of recognition if we are more likely than not to prevail. For uncertain income tax positions not related to timing of recognition, we recognize the position if it is probable that we will prevail. We are evaluating the impact of FIN 48 on our financial statements. The standard establishes a lower threshold for recognizing the benefit of some uncertain tax positions than we have historically used. Therefore, the adoption could have a significant impact on our financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which is effective for us beginning with our fiscal year ending on December 31, 2006. Additionally, in September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for us beginning January 1, 2008 and provides a definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for future transactions. We do not expect the adoption of these pronouncements to have an impact on our financial statements.

Also in September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-An amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 represents the first phase of the FASB’s two phase project to reconsider defined benefit pension and other postretirement plan accounting. SFAS No. 158 requires recognition of the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in a company’s statement of financial position and requires a company to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No 158 also requires measurement of the funded status of a plan as of the date of its year-end statement of financial position. Phase two will be a comprehensive examination of accounting for defined benefit pension and other postretirement plans and may reconsider the guidance of SFAS No. 158.

The guidance of SFAS No. 158 is effective for us in two steps. Step one is effective for us beginning with our fiscal year ending on December 31, 2006 and requires us to recognize on our consolidated balance sheet the over-funded or under-funded amount of our defined benefit postretirement plans. This amount is defined as the difference between the fair value of plan assets and the benefit obligation. We are also required to recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise but are not currently required to be recognized as components of net periodic benefit cost. Other comprehensive income is then adjusted as these amounts are later recognized into income as components of net periodic benefit cost. The adoption of step one requires us to record on our consolidated balance sheet increases in post-retirement and other post-employment benefit obligations and increases in accumulated other comprehensive loss. The adoption of step one could have a significant impact on our financial statements. Step two is effective for us beginning with our fiscal year ending on December 31, 2008 and requires us to disclose in the notes to our financial statements additional information about the expected effects on net periodic benefit cost of delayed recognition of the actuarial gains and losses and the prior service costs and credits. It also requires disclosure of information about any transition asset or obligation remaining from the application of pre-existing rules and requires a year end measurement date. We currently use December 31 as the measurement date of the funded status of our plans, which is the same date as our year end consolidated balance sheet. We do not expect the adoption of step two to have an impact on our financial statements.

Risk Management

We are exposed to market risks arising from changes in interest rates. The objective of our interest rate risk management program is to manage the level and volatility of our interest expense. We may employ derivative financial instruments to manage our interest rate risk exposure.

Approximately $750 million, $1.25 billion, and $1.25 billion of our floating-rate debt was exposed to changes in interest rates as of September 30, 2006, December 31, 2005, and December 31, 2004, respectively. This exposure is linked to LIBOR. A hypothetical increase of 100 basis points in LIBOR would not have had a material effect on interest expense for the nine months ended September 30, 2006 and would have increased annual pre-tax interest expense by $12 million in 2005. As of September 30, 2006, December 31, 2005, and December 31, 2004, we had approximately $70 million, $0 million, and $400 million, respectively, of long-term fixed rate debt obligations maturing in the subsequent 12 months. We are exposed to changes in interest rates at any time that we choose to refinance this debt. A hypothetical increase of 100 basis points in the interest rates on any refinancing of the current portion of long-term debt would not have a material effect on our earnings.

As of September 30, 2006, our proportionate share of QCII’s investments was $167 million of cash invested in money market instruments and $42 million invested in short-term investments. As of December 31, 2005, we had $8 million of cash invested in money market instruments and short-term investments. Most cash investments are invested at floating rates. As interest rates change, so will the interest income derived from these instruments. Assuming that these investment balances were to remain constant, a hypothetical decrease of 100 basis points in interest rates would not have a material effect on our earnings.

BUSINESS

We provide local telecommunications and related services, IntraLATA long-distance services and data services within our local service area, which consists of the 14-state region of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming.

Until May 2004, we provided wireless services through our wholly owned subsidiary, Qwest Wireless LLC. On May 1, 2004, we transferred ownership of Qwest Wireless to an affiliate. As a consequence, we no longer have wireless operations, and the results of operations an financial position of Qwest Wireless are included in discontinued operations in our consolidated financial statements. Please see Note 7—Transfer of Qwest Wireless Operations to our audited consolidated financial statements included in this prospectus for additional information on discontinued operations.

Financial Condition

The below table provides a summary of some of our key financial metrics. This information should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and notes thereto in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(Dollars in millions)
Consolidated Statements of Operations Data:
Operating revenue	$7,414	$7,563	$10,048	$10,331	$10,811
Operating expenses	5,653	5,922	7,892	8,016	8,499
Income from continuing operations	824	722	989	1,044	1,083
Net income	824	722	977	991	1,050

	As of September 30, 2006	As of December 31,
		2005	2004
	(Dollars in millions)
Consolidated Balance Sheet Data:
Total debt	$7,681	$7,665	$7,660
Working capital deficit*	(619)	(737)	(1,029)
Total stockholder’s equity	1,801	2,336	3,604

*	Working capital deficit is calculated as the amount by which our current liabilities exceed our current assets.

Operations

We market and sell our products and services to mass markets and business customers. In general, our mass markets customers include consumers and small businesses, and our business customers include local, national and global businesses, governmental entities, and public and private educational institutions. We distribute our products and services to these customers through a variety of channels, including direct sales, telemarketing and arrangements with third-party agents. We also provide our products and services to other telecommunications providers, including affiliated entities, who purchase our products and services on a wholesale basis. We distribute our wholesale products and services through direct sales.

We offer wireline products and services in a variety of categories that help people and businesses communicate. We also rely on joint marketing relationships with our affiliates to provide a full range of competitive services. These relationships allow us to bundle our services with wireless, long-distance, private line, and other services. Our wireline products and services are offered through our telecommunications network.

Our telecommunications network consists of all equipment used in processing telecommunications within our local service area and forms a portion of the Public Switched Telephone Network. Our telecommunications network is made up of both copper cables and fiber optic broadband cables and serves approximately 14 million access lines in 14 states.

The following reflects the key categories of our wireline products and services.

Voice Services

Local voice services—mass markets, business and wholesale. Through our telecommunications network, we originate, transport and terminate local voice services within local exchange service territories as defined by state regulators. Through this network, we provide:

•	basic local exchange services provided through access lines connected to our portion of the Public Switched Telephone Network;

•	switching services for customers’ communications through facilities that we own;

•	various custom calling features such as Caller ID, Call Waiting, Call Return and 3-Way Calling;

•	enhanced voice services, such as voice mail;

•	operator services, including directory assistance, and payphone;

•	voice customer premises equipment; and

•	collocation services, or the hosting of another provider’s telecommunications equipment in our facilities.

On a wholesale basis we provide network transport, billing services and access to our network to other telecommunication providers and wireless carriers. These services allow other telecommunications companies to provide telecommunications services that originate or terminate on our network. We also sell UNEs, which allow our wholesale customers to use our local network or a combination of our network and their own networks to provide local voice and data services to their customers.

Long-distance voice services—mass markets, business and wholesale. We provide IntraLATA long-distance services to our customers within our local service area.

Access services—wholesale. We also provide services to other data and telecommunications providers within our local service area to connect their customers to their networks so that they can provide long-distance, transport, data, wireless and Internet services.

Data and Internet Services

Data and Internet services—mass markets, business and wholesale. We offer a broad range of products and professional services to enable our customers to transport voice, data and video telecommunications at speeds up to 10 gigabits per second. Our customers use these products and services in a variety of ways. Our business customers make internal and external data transmissions, such as transferring files from one location to another. Our mass markets customers access email and the Internet using a variety of connection speeds and pricing packages. Our wholesale customers use our facilities for collocation and use our private line services to connect their customers and their networks to our network.

Some of our data and Internet services are described below:

•	High-speed Internet, which permits existing mass markets and business customer telephone lines to operate at higher speeds necessary for video and high-speed data communications to the Internet or private networks.

•	ATM, which is a broadband, network transport service utilizing data switches that provides a fast, efficient way to move large quantities of information over our highly reliable, scalable and secure fiber optic broadband network.

•	Frame relay, which is a high-speed data switching technology that allows data to travel in individual packets of variable length. The key advantage to this approach is that a frame relay network can accommodate data packets of various sizes associated with virtually any data protocol.

•	Private lines, which are direct circuits or channels specifically dedicated to the use of an end-user organization for the purpose of directly connecting two or more sites. Private lines offer a secure solution for frequent communication of large amounts of data between sites.

•	ISDN, which uses digital transmission technology to support voice, video and data communications applications over regular telephone lines.

Other Services

We provide other services that primarily involve the sublease of some of our unused real estate assets, such as space in our office buildings, warehouses and other properties.

Additional Affiliate Services

In addition to voice services, data and Internet services and other services, we provide sales and marketing of affiliates’ products and services by our sales channels, and other miscellaneous services, including billing and collection services, to our affiliates.

Importance, Duration and Effect of Patents, Trademarks and Copyrights

Either directly or through our subsidiaries, we own or have licenses to various patents, trademarks, trade names, copyrights and other intellectual property necessary to the conduct of our business. We do not believe that the expiration of any of our intellectual property rights, or the non-renewal of those rights, would materially affect our results of operations.

Competition

We compete in a rapidly evolving and highly competitive market, and we expect competition to continue to intensify. Regulatory developments and technological advances over the past few years have increased opportunities for alternative communications service providers, which in turn have increased competitive pressures on our business. These alternate providers often face fewer regulations and have lower cost structures than we do. In addition, the telecommunications industry is experiencing an ongoing trend towards consolidation, and several of our competitors have consolidated, or have announced plans to consolidate, with other telecommunications providers. The resulting consolidated companies are generally larger, have more financial and business resources and have greater geographical reach than we do.

Our on-going response to industry competition includes initiatives to retain and win-back customers by rolling out new or expanded services such as high-speed Internet, packaging of expanded feature-rich products and improving the quality of our customer service. In addition, as noted above in “Operations,” through joint marketing relationships with our affiliates, we are able to bundle our services with wireless, long-distance, private line, and other services. We increased our marketing and advertising spending levels in 2005 and 2006 focusing on product bundling and packaging. As a result of these offerings, our sales of bundled products have increased. The success of these offerings has resulted in increased high-speed Internet access revenue (as customers add more products), which partially offsets lower revenue due to access line losses. While bundle discounts result in lower average revenue for our products, we believe they improve customer retention.

Voice Services

Although our status as an incumbent local exchange carrier helps make us the leader in providing voice services in our local service area, competition in this market is continually increasing. We continue to compete with traditional telecommunications providers, such as national carriers, smaller regional providers, CLECs and independent telephone companies. Substitution of wireless, cable and Internet-based services for traditional wireline services also continues to increase. As a result, we face greater competition from wireless providers (including one of our affiliates) and broadband service providers, such as cable and Internet companies including VoIP providers.

Competition is based primarily on pricing, packaging of services and features, quality of service and on meeting customer care needs. We believe customers are increasingly looking to receive all of their telephone, television and Internet services from one provider, and as such we (in partnership with our affiliates) and our competitors continue to develop and deploy more innovative product bundling and combined billing options in an effort to retain and gain customers.

Many of our competitors are subject to fewer regulations than we are, which affords them competitive advantages against us. Under federal regulations, traditional telecommunication providers are able to interconnect their networks with ours, resell our local services or lease separate parts of our network (UNEs) in order to provide competitive local voice services. We generally have been required to provide these functions and services at wholesale rates, which allows our competitors to sell their services at lower prices. However, these rules have been and continue to be under review by state and federal regulators. In connection with rule changes, we have entered into agreements with many of our UNE purchasers, which agreements generally provide for wholesale prices above previously imposed UNE rates. Despite these developments, the ongoing obligation to provide UNEs continues to reduce our overall revenue and margin. For a detailed discussion of regulations affecting our business, see “Regulation” below. In addition, wireless and broadband service providers generally are subject to less or no regulation, which allows them to operate with lower costs than we are able to operate.

Long-Distance Voice Services

In providing IntraLATA long-distance services, we compete primarily with national telecommunications providers, such as AT&T Inc. (formerly SBC Communications Inc. and AT&T Corp.), Sprint Nextel Corporation and Verizon Communications, Inc. (formerly Verizon and MCI, Inc.), and increasingly with wireless providers and broadband service providers, such as cable and Internet companies, including VoIP providers. These competing providers offer both IntraLATA and InterLATA service, frequently in a package with integrated pricing.

Competition in the long-distance market is based primarily on price, customer service, quality and reliability. In addition, competition for business customers is also based on the ability to provide nationwide services, and competition for wholesale customers is also based on available capacity. The national telecommunications providers and wireless and broadband service providers with which we compete often have significant name recognition in the national long-distance markets and as such have been able to retain and/or gain market share. These competitors also have substantial financial and technological resources that allow them to compete more effectively against us. As these competitors have consolidated to form larger companies, their name recognition and financial and technological resources have increased as well.

Data and Internet Services

In providing data and Internet services to our mass markets customers, we compete primarily with broadband service providers, including cable providers and national telecommunications providers. In providing data and Internet services to our business customers, we compete primarily with national telecommunications providers and smaller regional providers. We also compete with large integrators, which are increasingly providing customers with WAN services, which take inter-site traffic off of our network.

Competition is based on network reach, as well as quality, reliability, customer service and price. Many of our competitors in this market are not subject to the same regulatory requirements as we are and therefore are able to avoid significant regulatory costs and obligations, such as the obligations to make UNEs available to competitors and to provide competitive access.

Regulation

As a general matter, we are subject to significant state and federal regulation, including requirements and restrictions arising under the Communications Act, as modified in part by the Telecommunications Act, state utility laws, and the rules and policies of the FCC, state regulators and other governmental entities. Federal laws and FCC regulations generally apply to regulated interstate telecommunications (including international telecommunications that originate or terminate in the United States), while state regulatory authorities generally have jurisdiction over regulated telecommunications services that are intrastate in nature. The local competition aspects of the Telecommunications Act are subject to FCC rulemaking, but the state regulatory authorities play a significant role in implementing some FCC rules. Generally, we must obtain and maintain certificates of authority from regulatory bodies in most states where we offer regulated services and must obtain prior regulatory approval of rates, terms and conditions for our intrastate services, where required.

This structure of public utility regulation generally prescribes the rates, terms and conditions of our regulated wholesale and retail products and services (including those sold or leased to CLECs). While there is some commonality among the regulatory frameworks from jurisdiction to jurisdiction, each state has its own unique set of constitutional provisions, statutes, regulations, stipulations and practices that impose restrictions or limitations on the regulated entities’ activities. For example, in varying degrees, jurisdictions may provide limited restrictions on the manner in which a regulated entity can interact with affiliates, transfer assets, issue debt and engage in other business activities.

Interconnection

The FCC is continuing to interpret the obligations of ILECs under the Telecommunications Act to interconnect their networks with and make UNEs available to other telecommunications providers. These decisions establish our obligations in our local service area and affect our ability to compete outside of our local service area. On February 5, 2005, the FCC issued new unbundling rules to replace the unbundling rules that earlier were vacated by the D.C. Circuit Court of Appeals. The new rules, among other things: (i) require ILECs to provide unbundled access to certain medium to high capacity transport services in the vast majority of their wire centers; and (ii) allow CLECs to convert certain medium to high capacity transport services to UNEs or combinations of UNEs, as long as the CLECs meet applicable qualification requirements. These rules require somewhat less unbundling than the unbundling rules they replaced. On June 16, 2006, the D.C. Circuit Court of Appeals upheld the FCC’s unbundling rules. Parties have until November 15, 2006 to petition the U.S. Supreme Court to review the D.C. Circuit’s decision. The FCC has provided us additional limited unbundling relief in our Omaha, Nebraska service area in response to a petition for forbearance we filed. That decision is currently being reviewed in the D.C. Circuit Court of Appeals, based on appeals filed by us and other parties.

On September 15, 2003, the FCC released a notice of proposed rulemaking, instituting a comprehensive review of the rules pursuant to which UNEs are priced and on how the discounts to CLECs are established for their intended resale of our services. In particular, the FCC indicated that it will re-evaluate the rules and principles surrounding Total Element Long Run Incremental Cost, which is the basis upon which UNE prices are set. The outcome of this rulemaking could have a material effect on the revenue and margins associated with our provision of UNEs to CLECs.

Intercarrier Compensation and Access Pricing

The FCC has initiated over the past five years a number of proceedings that do, and will, affect the rates and charges for access services that we sell to or purchase from other carriers. In 2005, the FCC released a further notice of proposed rulemaking in the pending intercarrier compensation docket, and parties filed comments addressing issues raised in the FCC notice and various industry group proposals for revising the intercarrier compensation regime. In October 2006, parties filed additional comments on a plan for intercarrier compensation reform submitted by a coalition of telecommunications carriers. The rules emanating from this rulemaking could result in fundamental changes in the charges we collect from other carriers and our end-users. This proceeding has not yet been completed, and, because of its complexity and economic significance, may not be completed for some time. This complexity is due in part to the advent of new types of traffic (such as VoIP) for which accurate billing is difficult to assure or verify (sometimes referred to as “phantom traffic”). The FCC may address discrete intercarrier compensation issues, such as compensation for phantom traffic, prior to completing comprehensive reform. Also, there has been a national trend toward reducing the amounts charged for use of our networks to terminate all types of calls, with a corresponding shift of costs to end users. From time to time, the state regulators that regulate intrastate access charges conduct proceedings that may affect the rates and charges for access services.

On October 18, 2004, in a related docket the FCC released an Order deciding to forbear from applying certain ISP reciprocal compensation interim rules adopted in an April 27, 2001 Order. Those particular interim rules related to the cap on the number of minutes of use and the requirement that carriers exchange ISP-bound traffic on a bill-and-keep basis if those carriers were not exchanging traffic pursuant to interconnection agreements prior to adoption of the April 27, 2001 Order. On June 30, 2006, the D.C. Circuit Court of Appeals upheld the October 18, 2004 Order. Parties have until January 11, 2007 to seek review of this Order in the U.S. Supreme Court. The effect of this Order may be to increase significantly our payments of reciprocal compensation. In some instances, existing state rules regarding reciprocal compensation and applicable interconnection agreements limit the effect of this Order.

On January 31, 2005, the FCC initiated a proceeding to examine whether ILEC special access rates should be reduced and pricing flexibility for those services should be curtailed. Reply comments in this proceeding were filed on July 29, 2005. This proceeding is pending before the FCC.

Voice Over Internet Protocol and Broadband Internet Access Services

On September 22, 2003, Vonage Holdings Corporation filed a petition for declaratory ruling requesting that the FCC preempt an order of the Minnesota Public Utilities Commission imposing regulations applicable to providers of telephone service on Vonage’s DigitalVoice, an IP based voice service sold to retail customers. On November 12, 2004, the FCC released its unanimous decision finding that preemption of state telecommunication service regulation was consistent with federal law and policies intended to promote the continued development of the Internet, broadband and interactive services. The FCC further concluded that divergent state rules, regulations and licensing requirements could impede the rollout of such services that benefit consumers by providing them with more choice, competition and innovation. An appeal of the FCC’s order is currently pending before the Eighth Circuit Court of Appeals.

On March 10, 2004, the FCC issued its notice of proposed rulemaking instituting a formal rulemaking proceeding, or the IP-Enabled Services Proceeding, addressing many issues related to VoIP and other Internet services. This rulemaking raises issues that overlap, to a degree, with the rulemakings concerning ILEC Broadband Telecommunications Services and Intercarrier Compensation. There are a number of issues that have been presented to the FCC that concern VoIP and that could affect intercarrier compensation requirements and other federal or state requirements, such as programs that support the extension of telecommunications and Internet facilities to rural areas and to public schools and facilities in inner cities. The FCC has also stated that the question of whether such IP based services should be classified as an unregulated “information service” under the Communications Act or as telecommunications services will be addressed in this proceeding. The FCC may also address in this proceeding whether VoIP providers must pay carrier access charges or intercarrier compensation and other issues involving IP-enabled services, including access by disabled persons, applicability of law enforcement statutes and the provision of emergency (911) services. This docket remains pending. In a separate, but related, rulemaking the FCC has issued rules requiring all VoIP providers to offer 911 service in conjunction with their VoIP services. In another proceeding in 2006, the FCC required providers of VoIP services to make contributions to support “universal service,” based on a percentage of their revenues from those services. The decision has been appealed and is being reviewed on an expedited basis by the D.C. Circuit Court of Appeals. We are following these developments closely, as our network is capable of VoIP transport and other combinations of voice and data in an IP-addressed packet format. VoIP offerings are likely to grow as the technology matures and the regulatory situation is clarified, and such growth in VoIP could contribute to further declines in our sales of traditional local exchange access lines or local exchange services.

On September 23, 2005, the FCC issued an order reclassifying certain ILEC wireline broadband Internet access offerings as information services no longer subject to tariffing or other common carrier obligations. We have eliminated these offerings from our federal tariffs, which allows us to tailor our wireline broadband Internet access offerings to specific customer needs. A petition for review of the FCC’s order is currently pending before the Third Circuit Court of Appeals. On June 13, 2006, Qwest filed a petition asking the FCC to apply similar regulatory treatment to its other broadband services. A decision from the FCC is expected by the second half of 2007.

Universal Service

The FCC maintains a number of “universal service” programs that are intended to ensure affordable telephone service for all Americans, including low-income consumers and those living in rural areas that are costly to serve, and ensure access to advanced telecommunications services for schools, libraries, and rural health care providers. These programs, which currently total over $6 billion annually, are funded through contributions by interstate telecommunications carriers, which are generally passed through to their end users. Currently, universal service contributions are assessed at a rate of approximately 10 percent of interstate and international end user telecommunications revenues. The FCC is actively considering a new contribution methodology based on telephone numbers, which could significantly increase our universal service contributions, and potentially affect the demand for certain telecommunications services. If a telephone number contribution methodology is adopted it will likely apply to all wireline, wireless and VoIP service providers.

Qwest is also currently the recipient of over $80 million annually in federal universal service subsidies (excluding amounts received through the schools, libraries, and rural health care programs). The FCC is actively considering changes in the structure and distribution methodology of its universal service programs. The resolution of these proceedings ultimately could affect the amount of universal service support we receive.

Employees

As of September 30, 2006, we employed approximately 27,000 people.

Approximately 23,000 of our employees are represented by collective bargaining agreements with the Communications Workers of America, or CWA, and the International Brotherhood of Electrical Workers, or IBEW. In August 2005, we reached agreements with the CWA and the IBEW on new three-year labor agreements. Each of these agreements was ratified by union members and expires on August 16, 2008.

Financial Information about Geographic Areas

We provide a variety of telecommunications services in our local service area to domestic and international business, government, mass markets and wholesale customers; however, our internationally-based customers do not result in a material amount of revenue to us.

Legal Proceedings

QCII is involved in several legal proceedings to which we are not a party that, if resolved against QCII, could have a material adverse effect on our business and financial condition. We have included below a discussion of these matters, together with a discussion of those matters to which we are a party (primarily the matter discussed under the heading “Regulatory Matter” and the matter discussed under the heading “DOJ

Investigation and Remaining Securities Actions – Other”). Only those matters to which we are a party represent contingencies for which we have recorded, or could reasonably anticipate recording, an accrual if appropriate to do so.

Throughout this section, when we refer to a class action as “putative” it is because a class has been alleged, but not certified in that matter. Until and unless a class has been certified by the court, it has not been established that the named plaintiffs represent the class of plaintiffs they purport to represent.

Settlement of Consolidated Securities Action

Twelve putative class actions purportedly brought on behalf of purchasers of QCII’s publicly traded securities between May 24, 1999 and February 14, 2002 were consolidated into a consolidated securities action pending in federal district court in Colorado. The first of these actions was filed on July 27, 2001. Plaintiffs alleged, among other things, that defendants issued false and misleading financial results and made false statements about QCII’s business and investments, including making materially false statements in certain of QCII’s registration statements. The most recent complaint in this matter sought unspecified compensatory damages and other relief. However, counsel for plaintiffs indicated that the putative class would seek damages in the tens of billions of dollars.

On November 23, 2005, QCII, certain other defendants, and the putative class representatives entered into and filed with the federal district court in Colorado a Stipulation of Partial Settlement that, if implemented, will settle the consolidated securities action against QCII and certain other defendants. In September 2006, the federal district court in Colorado issued an order approving the proposed settlement on behalf of purchasers of QCII’s publicly traded securities between May 24, 1999 and July 28, 2002. The order is subject to appeal.

Under the settlement, QCII will pay a total of $400 million in cash—$100 million of which was deposited into an escrow account in the first quarter of 2006, $100 million of which was deposited on October 27, 2006, and $200 million of which will be deposited on January 15, 2007, plus interest on the $200 million at 3.75% per year for the period from October 29, 2006 through January 14, 2007.

The settlement resolves and releases the individual claims of the class representatives and the claims of the class they represent against QCII and all defendants except Joseph Nacchio, QCII’s former chief executive officer, and Robert Woodruff, QCII’s former chief financial officer. As part of the settlement, QCII received $10 million from Arthur Andersen LLP, which is also being released by the class representatives and the class they represent. If the settlement is not ultimately effected, QCII will repay the $10 million to Arthur Andersen. No parties admit any wrongdoing as part of the settlement.

As noted below under “Remaining Securities Actions,” a number of persons, including large pension funds, were excluded from the settlement class at their request. Some of these pension funds have filed individual suits against QCII. QCII will vigorously defend against such claims.

Settlement of Consolidated ERISA Action

Seven putative class actions purportedly brought against QCII on behalf of all participants and beneficiaries of the Qwest Savings and Investment Plan and predecessor plans, or the Plan, from March 7, 1999 until January 12, 2004 have been consolidated into a consolidated action in federal district court in Colorado. Other defendants in this action include current and former directors of QCII, former officers and employees of QCII and Deutsche Bank Trust Company Americas, or Deutsche Bank (formerly doing business as Bankers Trust Company). These suits also purport to seek relief on behalf of the Plan. The first of these actions was filed in March 2002. Plaintiffs assert breach of fiduciary duty claims against QCII and others under the Employee Retirement Income Security Act of 1974, as amended, alleging, among other things, various improprieties in managing holdings of QCII stock in the Plan. Plaintiffs seek damages, equitable and declaratory relief, along with attorneys’ fees and costs and restitution. Counsel for plaintiffs indicated that the putative class would seek billions of dollars of damages.

On April 26, 2006, QCII, the other defendants, and the putative class representatives entered into a Stipulation of Settlement that, if implemented, will settle the consolidated ERISA action. QCII has deposited $33 million in cash into a settlement fund for the benefit of the Plan in connection with the proposed settlement. Deutsche Bank has deposited $4.5 million in cash into a settlement fund for the benefit of the Plan to settle the claims against it in connection with the proposed settlement. No parties admit any wrongdoing as part of the proposed settlement. QCII received certain insurance proceeds as a contribution by individual defendants to this settlement, which offset $10 million of QCII’s $33 million payment. If the settlement is not ultimately effected, QCII will repay these insurance proceeds. In addition to the $33 million cash settlement, QCII has also agreed to pay, subject to certain contingencies, the amount (if any) by which the Plan’s recovery from the settlement of the consolidated securities action is less than $20 million. If approved by the district court, the proposed settlement will settle and release the claims of the class against QCII and all other defendants in the consolidated ERISA action. The federal district court in Colorado has issued orders (1) preliminarily approving the proposed settlement, (2) setting a hearing for November 17, 2006 to consider final approval of the proposed settlement, and (3) certifying a settlement class on behalf of participants in and beneficiaries of the Plan who owned, bought, sold or held shares or units of the Qwest Shares Fund, U S WEST Shares Fund or QCII common stock in their Plan accounts from March 7, 1999 until January 12, 2004. The proposed settlement is subject to review on appeal if the district court were finally to approve it.

DOJ Investigation and Remaining Securities Actions

The Department of Justice, or DOJ, investigation and the securities actions described below present material and significant risks to QCII. The size, scope and nature of the restatements of QCII’s consolidated financial statements for 2001 and 2000, which are described in QCII’s previously issued consolidated financial statements for the year ended December 31, 2002, or QCII’s 2002 Financial Statements, affect the risks presented by this investigation and these actions, as these matters involve, among other things, QCII’s prior accounting practices and related disclosures. Plaintiffs in certain of the securities actions have alleged QCII’s restatement of items in support of their claims. We can give no assurance as to the impacts on our or QCII’s financial results or financial condition that may ultimately result from these matters.

QCII has a reserve recorded in its financial statements for the minimum estimated amount of loss QCII believes is probable with respect to the remaining securities actions described below as well as any additional actions that may be brought by parties that, as described below under “Remaining Securities Actions,” have opted out of the settlement of the consolidated securities action. QCII has recorded its estimate of the minimum liability for these matters because no estimate of probable loss for these matters is a better estimate than any other amount. If the recorded reserve is insufficient to cover these matters, QCII will need to record additional charges to its consolidated statement of operations in future periods. The amount QCII has reserved for these matters is its estimate of the lowest end of the possible range of loss. The ultimate outcomes of these matters are still uncertain and the amount of loss QCII may ultimately incur could be substantially more than the reserve it has provided.

QCII continues to defend against the remaining securities actions described below vigorously and is currently unable to provide any estimate as to the timing of the resolution of these actions. Any settlement of or judgment in one or more of these actions substantially in excess of QCII’s recorded reserves could have a significant impact on QCII, and QCII can give no assurance that it will have the resources available to pay any such judgment. The magnitude of any settlement or judgment resulting from these actions could materially and adversely affect QCII’s financial condition and ability to meet its debt obligations, potentially impacting its credit ratings, its ability to access capital markets and its compliance with debt covenants. In addition, the magnitude of any such settlement or judgment may cause QCII to draw down significantly on its cash balances, which might force QCII to obtain additional financing or explore other methods to generate cash. Such methods could include issuing additional securities or selling assets. As a wholly owned subsidiary of QCII, our business operations and financial condition would be similarly affected.

The terms and conditions of applicable bylaws, certificates or articles of incorporation, agreements or applicable law may obligate QCII to indemnify its current and former directors, officers and employees with respect to certain liabilities, and QCII has been advancing legal fees and costs to many current and former directors, officers and employees in connection with the DOJ investigation, securities actions and certain other matters.

DOJ Investigation

On July 9, 2002, QCII was informed by the U.S. Attorney’s Office for the District of Colorado of a criminal investigation of QCII’s business. QCII believes the U.S. Attorney’s Office has investigated various matters that include transactions related to the various adjustments and restatements described in QCII’s 2002 Financial Statements, transactions between QCII and certain of its vendors and certain investments in the securities of those vendors by individuals associated with QCII, and certain prior disclosures made by QCII. QCII is continuing in its efforts to cooperate fully with the U.S. Attorney’s Office in its investigation. However, QCII cannot predict the outcome of this investigation or the timing of its resolution.

Remaining Securities Actions

QCII is a defendant in the securities actions described below. At their request, plaintiffs in these actions were excluded from the settlement class of the consolidated securities action. As a result, their claims were not released by the district court’s order approving the settlement of the consolidated securities action. These plaintiffs have variously alleged, among other things, that QCII and others violated federal and state securities laws, engaged in fraud, civil conspiracy and negligent misrepresentation, and breached fiduciary duties owed to investors by issuing false and misleading financial reports and statements, falsely inflating revenue and decreasing expenses, creating false perceptions of revenue and growth prospects and/or employing improper accounting practices. Other defendants in one or more of these actions include current and former directors of QCII, former officers and employees of QCII, Arthur Andersen LLP, certain investment banks and others. Plaintiffs variously seek, among other things, compensatory and punitive damages, restitution, equitable and declaratory relief, pre-judgment interest, costs and attorneys’ fees.

Together, the parties to these lawsuits contend that they have incurred losses resulting from their investments in QCII’s securities in excess of $1.51 billion; they have also asserted claims for punitive damages and interest, in addition to claims to recover their alleged losses.

Plaintiff(s)	Date Filed	Court Where Action Is Pending
State of New Jersey (Treasury Department, Division of Investment)	November 27, 2002	New Jersey Superior Court, Mercer County

California State Teachers’ Retirement System	December 10, 2002	Superior Court, State of California, County of San Francisco

State Universities Retirement System of Illinois	January 10, 2003	Circuit Court of Cook County, Illinois

Stichting Pensioenfonds ABP (SPA)	February 9, 2004	Federal District Court in Colorado

Shriners Hospital for Children	March 22, 2004 October 31, 2006	Federal District Court in Colorado

Teachers’ Retirement System of Louisiana	March 30, 2004	Federal District Court in Colorado

A number of New York City pension and retirement funds	September 22, 2004	Federal District Court in Colorado

New York State Common Retirement Fund	April 18, 2006	Federal District Court in Colorado

San Francisco Employees Retirement System	April 18, 2006	Federal District Court in Colorado

Fire and Police Pension Association of Colorado	April 18, 2006	Federal District Court in Colorado

Commonwealth of Pennsylvania Public School Employees’ Retirement System	May 1, 2006	Federal District Court in Colorado

Merrill Lynch Investment Master Basic Value Trust Fund, et al.	June 21, 2006	Federal District Court in Colorado

Denver Employees Retirement Plan	August 7, 2006	Federal District Court in Colorado

FTWF Franklin Mutual Beacon Fund, et al.	October 17, 2006	Superior Court, State of California, County of San Francisco

At their request, other persons (including large pension funds) who have not yet filed suit were also excluded from the settlement class. As a result, their claims were not released by the order approving the settlement of the consolidated securities action. QCII expects that some of these other persons will file actions against it if it is unable to resolve those matters amicably. In the aggregate, the persons who have requested exclusion from the settlement class, excluding those listed in the table above, contend that they have incurred losses resulting from their investments in QCII’s securities of approximately $1.19 billion, which does not include any claims for punitive damages or interest. Due to the fact that many of the persons who requested exclusion from the settlement class have not filed lawsuits, it is difficult to evaluate the claims that they may assert. Regardless, QCII will vigorously defend against any such claims.

Other

A putative class action purportedly brought on behalf of purchasers of QCII’s stock between June 28, 2000 and June 27, 2002 and owners of U S WEST, Inc. stock on June 28, 2000 is pending in Colorado in the District Court for the County of Boulder. We are also a defendant in this action. This action was filed on June 27, 2002. Plaintiffs allege, among other things, that QCII and other defendants issued false and misleading statements and engaged in improper accounting practices in order to accomplish the U S WEST/Qwest merger, to make QCII appear successful and to inflate the value of QCII’s stock. Plaintiffs seek unspecified monetary damages, disgorgement of illegal gains and other relief.

KPNQwest Litigation/Investigation

Settlement of Putative Securities Class Action

A putative class action is pending in the federal district court for the Southern District of New York against QCII, certain of its former executives who were also on the supervisory board of KPNQwest, N.V. (of which QCII was a major shareholder), and others. This lawsuit was initially filed on October 4, 2002. The current complaint alleges, on behalf of certain purchasers of KPNQwest securities, that, among other things, defendants engaged in a fraudulent scheme and deceptive course of business in order to inflate KPNQwest’s revenue and the value of KPNQwest securities. Plaintiffs seek compensatory damages and/or rescission as appropriate against defendants, as well as an award of plaintiffs’ attorneys’ fees and costs. On February 3, 2006, QCII, certain other defendants and the putative class representative in this action executed an agreement to settle the case against QCII and certain other defendants. Under the settlement agreement, QCII has deposited $5.5 million in cash into a settlement fund on behalf of the settlement class, and no later than 30 days following final approval by the court, QCII will issue shares of its stock to the settlement fund then valued at $5.5 million as additional consideration for the settlement. The settlement agreement would settle the individual claims of the putative class representative and the claims of the class he purports to represent against QCII and all defendants except Koninklijke KPN N.V. a/k/a Royal KPN N.V., Willem Ackermans, Eelco Blok, Joop Drechsel, Martin Pieters, and Rhett Williams. Those defendants are parties to a separate proposed settlement agreement with the putative class representative. The federal district court for the Southern District of New York has issued orders (1) preliminarily approving the proposed settlements, (2) setting a hearing for January 4, 2007 to consider final approval of the proposed settlements, and (3) certifying a settlement class on behalf of purchasers of KPNQwest’s publicly traded securities from November 9, 1999 through May 31, 2002.

QCII’s settlement agreement with the putative class representative is subject to a number of conditions and future contingencies. Among others, it (i) requires final court approval; (ii) provides QCII with the right to terminate the settlement if class members representing more than a specified amount of alleged securities losses elect to opt out of the settlement; (iii) provides QCII with the right to terminate the settlement if it does not receive adequate protections for claims relating to substantive liabilities of non-settling defendants; and (iv) is subject to review on appeal even if the district court were finally to approve it. Any lawsuits that may be brought by parties opting out of the settlement will be vigorously defended regardless of whether the proposed settlement is consummated. No parties admit any wrongdoing as part of the proposed settlement.

Certain individuals and entities have opted out of the KPNQwest securities settlement class. As a result, their claims will not be released even if the settlement is finally approved by the district court. Some of these individuals and entities have already filed actions against QCII, as described below. QCII expects that at least some of the others who opted out will also pursue actions against it if it is unable to resolve their claims amicably. In the aggregate, those who have requested exclusion from the settlement class currently contend that they have incurred losses resulting from their investments in KPNQwest securities during the settlement class period of at least $76 million, which does not include any claims for punitive damages or interest. The amount of these alleged losses may increase or decrease in the future as QCII learns more about the potential claims of those who opted out of the settlement class. Due to the fact that many of those who requested exclusion from the settlement class have not filed lawsuits based on the losses they claim to have incurred from their investments in KPNQwest securities during the settlement class period, it is difficult to evaluate the claims that they may assert. Regardless, QCII will vigorously defend against any such claims.

Other KPNQwest-Related Proceedings

On October 31, 2002, Richard and Marcia Grand, co-trustees of the R.M. Grand Revocable Living Trust, dated January 25, 1991, filed a lawsuit in Arizona Superior Court which, as amended, alleges, among other things, that the defendants violated state and federal securities laws and breached their fiduciary duty in connection with investments by plaintiffs in securities of KPNQwest. QCII was a defendant in this lawsuit along with Qwest B.V. (one of QCII’s subsidiaries), Joseph Nacchio and John McMaster, the former President and

Chief Executive Officer of KPNQwest. Plaintiffs claim to have lost approximately $10 million in their investments in KPNQwest. The superior court granted defendants’ motion for partial summary judgment with respect to a substantial portion of plaintiffs’ claims and the remainder of plaintiffs’ claims were dismissed without prejudice. Plaintiffs have appealed the summary judgment order to the Arizona Court of Appeals.

On June 25, 2004, J.C. van Apeldoorn and E.T. Meijer, in their capacities as trustees in the Dutch bankruptcy proceeding for KPNQwest, filed a lawsuit in the federal district court for the District of New Jersey alleging violations of the Racketeer Influenced and Corrupt Organizations Act, and breach of fiduciary duty and mismanagement under Dutch law. QCII was a defendant in this lawsuit along with Joseph Nacchio, Robert S. Woodruff and John McMaster. Plaintiffs allege, among other things, that defendants’ actions were a cause of the bankruptcy of KPNQwest and they sought damages for the bankruptcy deficit of KPNQwest of approximately $2.4 billion. Plaintiffs also sought treble damages as well as an award of plaintiffs’ attorneys’ fees and costs. On October 17, 2006, the court issued an order granting defendants’ motion to dismiss the lawsuit, concluding that the dispute should not be adjudicated in the United States. That decision is subject to appeal.

On June 17, 2005, Appaloosa Investment Limited Partnership I, Palomino Fund Ltd., and Appaloosa Management L.P. filed a lawsuit in the federal district court for the Southern District of New York against QCII, Joseph Nacchio, John McMaster and Koninklijke KPN N.V., or KPN. The complaint alleges that defendants violated federal securities laws in connection with the purchase by plaintiffs of certain KPNQwest debt securities. Plaintiffs seek compensatory damages, as well as an award of plaintiffs’ attorneys’ fees and costs.

On September 13, 2006, Cargill Financial Markets, Plc and Citibank, N.A. filed a lawsuit in the District Court of Amsterdam, The Netherlands against QCII, KPN Telecom B.V., Koninklijke KPN N.V., Joseph Nacchio, John McMaster, and other former employees or supervisory board members of QCII, KPNQwest, or KPN. The lawsuit alleges that defendants misrepresented KPNQwest’s financial and business condition in connection with the origination of a credit facility and wrongfully allowed KPNQwest to borrow funds under that facility. The plaintiffs allege damages of approximately €219 million (or $278 million based on the exchange rate on September 30, 2006).

On August 23, 2005, the Dutch Shareholders Association (Vereniging van Effectenbezitters, or VEB) filed a petition for inquiry with the Enterprise Chamber of the Amsterdam Court of Appeals, located in the Netherlands, with regard to KPNQwest. VEB seeks an inquiry into the policies and course of business at KPNQwest that are alleged to have caused the bankruptcy of KPNQwest in May 2002, and an investigation into alleged mismanagement of KPNQwest by its executive management, supervisory board members, joint venture entities (QCII and KPN), and KPNQwest’s outside auditors and accountants.

Other than the putative class action in which QCII has entered into a proposed settlement (and for which it has a remaining reserve of $5.5 million in connection with the proposed settlement), QCII will continue to defend against the pending KPNQwest litigation matters vigorously.

Regulatory Matter

On July 15, 2004, the New Mexico state regulatory commission opened a proceeding to investigate whether we were in compliance with or were likely to meet a commitment that we made in 2001 to invest $788 million in communications infrastructure in New Mexico through March 2006 pursuant to an Alternative Form of Regulation plan, or AFOR. Multiple parties filed comments in that proceeding and variously argued that we should be subject to a range of requirements including an escrow account for capital spending, new investment obligations, and customer credits or price reductions.

On April 14, 2005, the Commission issued its Final Order in connection with this investigation. The Commission concluded in this Final Order that we had an unconditional commitment to invest $788 million over the life of the AFOR. The Commission also ruled that if we failed to satisfy this investment commitment, any shortfall must be credited or refunded to our New Mexico customers. The Commission also opened an enforcement and implementation docket to review our investments and consider the structure and size of any refunds or credits to be issued to customers. On May 12 and 13, 2005, we filed appeals in federal district court and in the New Mexico State Supreme Court, respectively, challenging the lawfulness of the Commission’s Final Order. On February 24, 2006, the federal district court granted the defendants’ motion to dismiss and on June 29, 2006, the New Mexico Supreme Court issued its opinion affirming the Commission’s Final Order. The opinion concluded that the Commission had the authority to add to the AFOR the incentive requiring Qwest to issue credits or refunds in the amount of the shortfall between the investment commitment and the amount invested during the term of the AFOR.

On July 26, 2006, we entered into a settlement with the New Mexico General Services Department and the New Mexico Attorney General that would resolve the disputes described above. This settlement must be approved by the Commission, and the hearing to consider the settlement is set for November 2006. Under the settlement, we would contribute $15 million, for which we have established a liability, to the Students and Teachers Reaching Optimal New Goals Project, a program established and operated under the auspices of the New Mexico Department of Education. In addition, we would invest in our New Mexico network a total of $250 million over 42 months in specific categories of telecommunications infrastructure projects. Our obligation to make these expenditures and investments will arise only upon approval of the settlement by the Commission. In the unlikely event that we do not achieve the required investment level over the 42 month period, we would be required under the settlement to refund any deficiency to our New Mexico customers.

Other Matters

Several putative class actions relating to the installation of fiber optic cable in certain rights-of-way were filed against QCII on behalf of landowners on various dates and in various courts in California, Colorado, Georgia, Illinois, Indiana, Kansas, Mississippi, Missouri, Oregon, South Carolina, Tennessee and Texas. For the most part, the complaints challenge QCII’s right to install its fiber optic cable in railroad rights-of-way. Complaints in Colorado, Illinois and Texas, also challenge QCII’s right to install fiber optic cable in utility and pipeline rights-of-way. The complaints allege that the railroads, utilities and pipeline companies own the right-of-way as an easement that did not include the right to permit QCII to install its fiber optic cable in the right-of-way without the plaintiffs’ consent. Most actions (California, Colorado, Georgia, Kansas, Mississippi, Missouri, Oregon, South Carolina, Tennessee and Texas) purport to be brought on behalf of state-wide classes in the named plaintiffs’ respective states. Several actions purport to be brought on behalf of multi-state classes. The Illinois state court action purports to be on behalf of landowners in Illinois, Iowa, Kentucky, Michigan, Minnesota, Nebraska, Ohio and Wisconsin. The Illinois federal court action purports to be on behalf of landowners in Arkansas, California, Florida, Illinois, Indiana, Missouri, Nevada, New Mexico, Montana and Oregon. The Indiana action purports to be on behalf of a national class of landowners adjacent to railroad rights-of-way over which QCII’s network passes. The complaints seek damages on theories of trespass and unjust enrichment, as well as punitive damages.

On September 1, 2006, Ronald A. Katz Technology Licensing, L.P. (“Katz”) filed a lawsuit in Federal District Court in Delaware against QCII (including a number of its subsidiaries). The lawsuit alleges infringement by QCII of 24 patents. The lawsuit also names as defendants a number of other entities that are unrelated to QCII. Katz is also involved in approximately 24 other cases against numerous other unrelated entities both in Delaware and in the Eastern District of Texas. Although the complaint against QCII is vague, it generally alleges infringement based on QCII’s use of interactive voice response systems to automate processing of customer calls to it. Katz seeks unspecified damages, trebling of the damages based on alleged willful infringement, attorney’s fees and injunctive relief.

The Internal Revenue Service (“IRS”) proposed a tax adjustment for tax years 1994 through 1996. The principal issue involves the allocation of costs between long-term contracts with customers for the installation of conduit or fiber optic cable and additional conduit or fiber optic cable retained by QCII. The IRS disputes the allocation of the costs between QCII and third parties. Similar claims have been asserted against QCII with respect to the 1997 to 1998 and the 1998 to 2001 audit periods. On March 13, 2006, the Tax Court issued a decision for the tax years 1994 to 1996, which was favorable to QCII. The IRS may appeal the decision to the 10th Circuit Court of Appeals. The trial for the 1997-1998 tax years has been scheduled for April 2007. If QCII ultimately were to lose this issue for the tax years 1994 through 1998, QCII estimates it would have to pay approximately $57 million in tax plus approximately $51 million in interest pursuant to tax sharing agreements with the Anschutz Company relating to those time periods.

QCII has tax related matters pending against it, certain of which are before the Appeals Office of the IRS. In addition, tax sharing agreements have been executed between QCII and previous affiliates, and QCII believes the liabilities, if any, arising from adjustments to previously filed returns would be borne by the affiliated group member determined to have a deficiency under the terms and conditions of such agreements and applicable tax law. Generally, QCII has not provided for liabilities of former affiliated members or for claims they have asserted or may assert against QCII. QCII believes it has adequately provided for these tax-related matters. If the recorded reserves for these tax-related matters are insufficient, QCII may need to record additional amounts in future periods.

MANAGEMENT

Directors and Executive Officers

Below you can find information, including biographical information, about our current directors and executive officers:

Name	Age(1)	Position
Richard C. Notebaert	59	Director, Chief Executive Officer and President
Oren G. Shaffer	64	Director, Vice Chairman and Chief Financial Officer
Barry K. Allen	57	Executive Vice President, Operations
Paula Kruger	57	Executive Vice President, Mass Markets
John W. Richardson	61	Controller and Senior Vice President

(1)	As of September 30, 2006

Richard C. Notebaert has been a director and our Chief Executive Officer and President since June 2002. Mr. Notebaert is also a director and Chairman and Chief Executive Officer of QCII and QSC. From August 2000 to June 2002, Mr. Notebaert was President and Chief Executive Officer of Tellabs, a communications equipment provider. Prior to that, Mr. Notebaert was Chairman and Chief Executive Officer of Ameritech Corporation from April 1994 to December 1999, and, in his 30-year career with that organization, had numerous other appointments including President of Ameritech Mobile Communications (1986), President of Indiana Bell (1989), President of Ameritech Services (1992), and President and Chief Operating Officer (1993) of Ameritech Corporation. Ameritech Corporation is a telecommunications provider that was acquired by SBC Communications Inc. in 1999. Mr. Notebaert currently serves as a director of Aon Corporation and Cardinal Health, Inc. Mr. Notebaert received a bachelor of arts degree in 1969 and an M.B.A. in 1983, both from the University of Wisconsin.

Oren G. Shaffer has been a director and our Vice Chairman and Chief Financial Officer since July 2002. Mr. Shaffer also holds these positions with QSC and is Vice Chairman and Chief Financial Officer of QCII. Prior to joining QCII, Mr. Shaffer was President and Chief Operating Officer of Sorrento Networks, a maker of optical products, beginning in 2000. From 1994 to 1999, he was Chief Financial Officer of Ameritech Corporation, a telecommunications provider that was acquired by SBC Communications Inc. in 1999. He has also served as President of Virgo Cap Inc., an investment firm, and from 1968 to 1992 in various positions (including Executive Vice President, Chief Financial Officer and director) at Goodyear Tire & Rubber Co. Mr. Shaffer serves on the boards of directors of Belgacom SA, the Daiwa family of mutual funds and Intermec, Inc. He holds a bachelor of science degree in business administration from the University of California at Berkeley and an M.S. degree in management from the Massachusetts Institute of Technology.

Barry K. Allen has served as our Executive Vice President, Operations, since March 2004. Mr. Allen also holds these positions with QCII and QSC. From August 2002 to March 2004, Mr. Allen served as our Executive Vice President and Chief Human Resources Officer. From August 2000 to August 2002, Mr. Allen was President of Allen Enterprises, LLC, a private equity investment and management company he founded. From 1995 to July 2000, Mr. Allen was Executive Vice President of Ameritech Corporation, a telecommunications provider. Mr. Allen serves on the boards of directors of Harley Davidson Inc. and the Fiduciary Management, Inc. family of mutual funds. Mr. Allen received a bachelor of arts degree from the University of Kentucky and an M.B.A. from Boston University.

Paula Kruger has served as our Executive Vice President, Mass Markets, since September 2003. Ms. Kruger also holds this position with QSC. From December 2001 to September 2003, Ms. Kruger served as President of the Customer Relationship Management service line at Electronic Data Systems Corporation, a technology company. From September 1999 to January 2002, Ms. Kruger was a search consultant for Taylor Winfield and for Heidrick & Struggles, both executive search firms. From March 1997 to September 1999,

Ms. Kruger served as Executive Vice President of Operations at Excel Communications, Inc., a provider of integrated media communications. Ms. Kruger currently serves as a director of Technology Solutions Company. Ms. Kruger earned a bachelor of arts degree in economics from C.W. Post—Long Island University and an M.B.A. from C.W. Post—Roth Graduate School of Business.

John W. Richardson has served as our Controller and Senior Vice President since April 2003 and was designated our chief accounting officer in April 2004. Mr. Richardson also holds these positions with QCII. From October 2002 to April 2003, Mr. Richardson was an independent consultant. From 1967 to October 2002, Mr. Richardson held various financial positions at the Goodyear Tire & Rubber Company, the world’s largest tire manufacturer, including most recently Vice President of Finance for the North American tire business unit. Mr. Richardson currently serves as a director of Ashworth, Inc. Mr. Richardson received his B.B.A. degree from Ohio University.

Director and Officer Compensation

Each of the officers and directors listed above is currently an officer of QSC or an affiliate of QSC, other than QC, and receives compensation from QSC or the affiliate. We do not pay any cash or non-cash compensation to our officers and directors and no such compensation is currently proposed to be paid to any of the officers and directors listed above.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

This exchange offer is being made pursuant to the registration rights agreement we entered into with the initial purchasers of the outstanding notes on August 8, 2006. The summary of the registration rights agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the registration rights agreement. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Terms of the Exchange Offer; Expiration Time

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Subject to the terms and conditions in this prospectus and the letter of transmittal, we will accept for exchange outstanding notes that are validly tendered at or before the expiration time and are not validly withdrawn as permitted below. The expiration time for the exchange offer is 5:00 p.m., New York City time, on December 18, 2006, or such later date and time to which we, in our sole discretion, extend the exchange offer.

We expressly reserve the right, in our sole discretion:

•	to extend the expiration time;

•	if any of the conditions set forth below under “—Conditions to the Exchange Offer” has not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange; and

•	to amend the exchange offer in any manner.

We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time.

During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us, upon expiration of the exchange offer, unless validly withdrawn.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

How to Tender Outstanding Notes for Exchange

Only a record holder of outstanding notes may tender in the exchange offer. When the holder of outstanding notes tenders and we accept outstanding notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who desires to tender outstanding notes for exchange must, at or prior to the expiration time:

•	transmit a properly completed and duly executed letter of transmittal, the outstanding notes being tendered and all other documents required by such letter of transmittal, to U.S. Bank National Association, the exchange agent, at the address set forth below under the heading “—The Exchange Agent”; or

•	if outstanding notes are tendered pursuant to the book-entry procedures set forth below, an agent’s message must be transmitted by The Depository Trust Company, or DTC, to the exchange agent at the address set forth below under the heading “—The Exchange Agent,” and the exchange agent must receive, at or prior to the expiration time, a confirmation of the book-entry transfer of the outstanding notes being tendered into the exchange agent’s account at DTC, along with the agent’s message; or

•	if time will not permit the required documentation to reach the exchange agent before the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, the holder may effect a tender by complying with the guaranteed delivery procedures described below.

The term “agent’s message” means a message that:

•	is transmitted by DTC;

•	is received by the exchange agent and forms a part of a book-entry transfer;

•	states that DTC has received an express acknowledgement that the tendering holder has received and agrees to be bound by, and makes each of the representations and warranties contained in, the letter of transmittal; and

•	states that we may enforce the letter of transmittal against such holder.

The method of delivery of the outstanding notes, the letter of transmittal or agent’s message and all other required documents to the exchange agent is at the election and sole risk of the holder. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Signatures on a letter of transmittal must be guaranteed unless the outstanding notes surrendered for exchange are tendered:

•	by a holder of outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of a recognized member in good standing of a Medallion Signature Guarantee Program recognized by the exchange agent, such as a firm which is a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or certain other eligible institutions, each of the foregoing being referred to herein as an “eligible institution.”

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If outstanding notes are registered in the name of a person other than the person who signed the letter of transmittal, the outstanding notes tendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the registered holder’s signature guaranteed by an eligible institution.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange and all other required documents. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note not validly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful;

•	waive any defects or irregularities or conditions of the exchange offer, either before or after the expiration time; and

•	determine the eligibility of any holder who seeks to tender outstanding notes in the exchange offer.

Our determinations, either before or after the expiration time, under, and of the terms and conditions of, the exchange offer, including the letter of transmittal and the instructions to it, or as to any questions with respect to the tender of any outstanding notes, will be final and binding on all parties. To the extent we waive any conditions to the exchange offer, we will waive such conditions as to all outstanding notes. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of us incur any liability for failure to give such notification.

If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf.

WE MAKE NO RECOMMENDATION TO THE HOLDERS OF THE OUTSTANDING NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER. IN ADDITION, WE HAVE NOT AUTHORIZED ANYONE TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO TENDER, AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITIONS AND REQUIREMENTS.

Book-Entry Transfers

Any financial institution that is a participant in DTC’s system must make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Program, known as ATOP. Such participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message. The letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must be transmitted to and received by the exchange agent at the address set forth below under “—The Exchange Agent” at or prior to the expiration time of the exchange offer, or the holder must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such notes and the holder’s notes are not immediately available, or time will not permit such holder’s outstanding notes or other required documents to reach the exchange agent before the expiration time, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	at or prior to the expiration time, the exchange agent receives from an eligible institution a validly completed and executed notice of guaranteed delivery, substantially in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the outstanding notes being tendered and the amount of the outstanding notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees or an agent’s message and any other documents required by the letter of transmittal will be transmitted to the exchange agent; and

•

the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees or an agent’s message and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery must be received prior to the expiration time.

Withdrawal Rights

You may withdraw tenders of your outstanding notes at any time prior to the expiration time.

For a withdrawal to be effective, a written notice of withdrawal, by facsimile or by mail, must be received by the exchange agent, at the address set forth below under “—The Exchange Agent,” at or prior to the expiration time. Any such notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the and principal amount of such outstanding notes;

•	where outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC; and

•	bear the signature of the holder in the same manner as the original signature on the letter of transmittal, if any, by which such outstanding notes were tendered, with such signature guaranteed by an eligible institution, unless such holder is an eligible institution.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices and our determination will be final and binding on all parties. Any tendered outstanding notes validly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn notes may be re-tendered by following one of the procedures described under “—How to Tender Outstanding Notes for Exchange” above at any time at or prior to the expiration time.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

All of the conditions to the exchange offer must be satisfied or waived at or prior to the expiration of the exchange offer. Promptly following the expiration time we will accept for exchange all outstanding notes validly tendered and not validly withdrawn as of such date. We will promptly issue exchange notes for all validly tendered outstanding notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered outstanding note. Accordingly, registered holders of exchange notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date through which interest has been paid on the outstanding notes, or if no interest has been paid, from the original issue date of the outstanding notes. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer.

If we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged outstanding notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged outstanding notes will be credited to an account maintained with DTC. We will return the outstanding notes or have them credited to DTC promptly after the withdrawal, rejection of tender or termination of the exchange offer, as applicable.

Conditions to the Exchange Offer

The exchange offer is not conditioned upon the tender of any minimum principal amount of outstanding notes. Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer, by oral (promptly confirmed in writing) or written notice to the exchange agent or by a timely press release, if at any time before the expiration of the exchange offer, any of the following conditions exist:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency challenging the exchange offer or that we believe might be expected to prohibit or materially impair our ability to proceed with the exchange offer;

•	any stop order is threatened or in effect with respect to either (1) the registration statement of which this prospectus forms a part or (2) the qualification of the indenture governing the notes under the Trust Indenture Act of 1939, as amended;

•	any law, rule or regulation is enacted, adopted, proposed or interpreted that we believe might be expected to prohibit or impair our ability to proceed with the exchange offer or to materially impair the ability of holders generally to receive freely tradeable exchange notes in the exchange offer. See “—Consequences of Failure to Exchange Outstanding Notes”;

•	any change or a development involving a prospective change in our business, properties, assets, liabilities, financial condition, operations, results of operations taken as a whole, that is or may be adverse to us;

•	any declaration of war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or the worsening of any such condition that existed at the time that we commence the exchange offer; or

•	we become aware of facts that, in our reasonable judgment, have or may have adverse significance with respect to the value of the outstanding notes or the exchange notes to be issued in the exchange offer.

Accounting Treatment

For accounting purposes, we will not recognize gain or loss upon the issuance of the exchange notes for outstanding notes. We are expensing costs incurred in connection with the issuance of the exchange notes when incurred.

Fees and Expenses

We will not make any payment to brokers, dealers, or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses. We will pay the cash expenses to be incurred in connection with the exchange offer, including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees;

•	printing fees; and

•	related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of or exemption from, these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

The Exchange Agent

We have appointed U.S. Bank National Association as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of its addresses set forth below. Questions and requests for assistance respecting the procedures for the exchange offer, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should also be directed to the exchange agent at one of its addresses below:

Deliver to:

U.S. Bank National Association

By hand delivery at: U.S. Bank Attn: Mr. James Jones 100 Wall Street, Suite 1600 New York, NY 10005	By mail or overnight courier at: U.S. Bank National Association 60 Livingston Avenue St. Paul, MN 55107 Attn: Specialized Finance Department

or

By Facsimile Transmission

(for eligible institutions only):

(651) 495-8158

Confirm by Telephone:

(651) 495-3476

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above will not constitute a valid delivery.

Consequences of Failure to Exchange Outstanding Notes

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture and the legend contained on the outstanding notes regarding the transfer restrictions of the outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register under the Securities Act or under any state securities laws the outstanding notes that are not tendered in the exchange offer or that are tendered in the exchange offer but are not accepted for exchange.

Holders of the exchange notes and any outstanding notes which remain outstanding after consummation of the exchange offer will vote together as a single series for purposes of determining whether holders of the requisite percentage of the series have taken certain actions or exercised certain rights under the indenture.

Consequences of Exchanging Outstanding Notes

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the exchange notes issued in the exchange offer may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. However, based on interpretations of the staff of the SEC, as set forth in a series of no-action letters issued to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by holders of those exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 promulgated under the Securities Act;

•	the exchange notes issued in the exchange offer are acquired in the ordinary course of the holder’s business;

•	neither the holder, nor, to the actual knowledge of such holder, any other person receiving exchange notes from such holder, has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer;

•	if the holder is not a broker-dealer, the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes; and

•	if such a holder is a broker-dealer, such broker-dealer will receive the exchange notes for its own account in exchange for outstanding notes and that:

•	such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

•	it will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of exchange notes issued in the exchange offer, and will comply with the applicable provisions of the Securities Act with respect to resale of any exchange notes. (In no-action letters issued to third parties, the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of outstanding notes) by delivery of the prospectus relating to the exchange offer). See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Each holder participating in the exchange offer will be required to furnish us with a written representation in the letter of transmittal that they meet each of these conditions and agree to these terms.

However, because the SEC has not considered the exchange offer for our outstanding notes in the context of a no-action letter, we cannot guarantee that the staff of the SEC would make similar determinations with respect to this exchange offer. If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

Any holder that is an affiliate of ours or that tenders outstanding notes in the exchange offer for the purpose of participating in a distribution:

•	may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan, Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993); and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

The exchange notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the exchange notes. We currently do not intend to register or qualify the sale of the exchange notes in any state where we would not otherwise be required to qualify.

Filing of Registration Statements

Under the registration rights agreement we agreed, among other things, that if:

•	we determine that an exchange offer registration is not available or may not be consummated as soon as practicable after the expiration of the exchange offer because it would violate applicable law or the applicable interpretations of the SEC’s staff;

•	the exchange offer registration statement is not declared effective by June 19, 2007;

•	any holder notifies us after the commencement of the exchange offer that due to a change in applicable law or SEC policy such holder is not entitled to participate in the exchange offer; or

•	if any holder that participates in the exchange offer (and tenders its registrable securities prior to the expiration thereof), does not receive exchange notes on the date of exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours or as a participating broker-dealer);

we will file a registration statement under the Securities Act relating to a shelf registration of the outstanding notes for resale by holders and use our commercially reasonable efforts to have such shelf registration statement declared effective by the SEC. We are required to use our commercially reasonable efforts to keep the shelf registration statement effective for the period referenced in Rule 144(k) under the Securities Act, or such shorter period that will terminate when all the notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. The registration rights agreement provides that we may delay the filing or the effectiveness of a registration statement for a period of up to 30 days during any 90 day period:

•	because of the occurrence of other material events or developments with respect to us that would need to be described in the registration statement, and the effectiveness of the registration statement is reasonably required to be suspended while the registration statement is amended or supplemented to reflect such events or developments;

•	because of the existence of material events or developments with respect to us, the disclosure of which we determine in good faith would have a material adverse effect on our business, operations or prospects; or

•	because we do not wish to disclose publicly a pending material business transaction that has not yet been publicly disclosed;

provided that any delay period described above will not alter our obligations to pay Additional Interest with respect to such delay.

We will, in the event of the shelf registration statement, provide to the holder or holders of the applicable notes copies of the prospectus that is a part of the registration statement filed in connection with the shelf registration statement, notify such holder or holders when the shelf registration statement for the applicable notes has become effective and take certain other actions as are required to permit resales of the applicable notes under the shelf registration statement. A holder of outstanding notes that sells such notes pursuant to the shelf registration statement generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, and would be subject to certain of the civil liability provisions under the Securities Act in connection with such sales.

Although we intend, if required, to file the shelf registration statement, we cannot assure you that the shelf registration statement will be filed or, if filed, that it will become or remain effective.

The foregoing description is a summary of certain provisions of the registration rights agreement. It does not restate the registration rights agreement in its entirety. We urge you to read the registration rights agreement, which is an exhibit to the registration statement of which this prospectus forms a part and can also be obtained from us. See “Where You Can Find More Information.”

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a brief summary of important terms of our material indebtedness:

Other Notes

As of September 30, 2006, we had outstanding $6.7 billion aggregate principal amount of other notes with various interest rates ranging from 5.625% to 8.875%, and maturities ranging from 2007 to 2043. All of these notes are unsecured obligations. The indentures governing our other notes contain covenants including:

•	a limitation on certain liens on our assets; and

•	a restriction on mergers or sales of all or substantially all of our assets, which requires that the transferee or successor assume the obligations in respect of the notes.

These indentures do not contain any cross default provisions.

Senior Term Loan

On June 9, 2003, we completed a $1.75 billion senior term loan with two tranches: a $1.25 billion floating rate tranche that matures in 2007, and a $500 million fixed rate tranche that matures in 2010. The covenant and default terms are substantially the same as those associated with our other long-term debt. The floating rate tranche bears interest at LIBOR plus 4.75% (with a minimum interest rate of 6.50%) and the fixed rate tranche bears interest at 6.95% per annum. On June 17, 2005, we exercised our option to prepay $750 million of the floating rate tranche of our senior term loan. On August 8, 2006, we prepaid the remaining $500 million of the floating rate tranche, which would otherwise have matured on June 30, 2007.

Other Debt Related Matters

At September 30, 2006, QCII and its consolidated subsidiaries had total borrowings of $14.9 billion, including the other notes and senior term loan described above. Some of this indebtedness is secured by liens on our stock. As a result, ownership of our stock could transfer in the event of a default on such obligations. At September 30, 2006, QCII and its consolidated subsidiaries were in compliance with all provisions and covenants of their borrowings.

DESCRIPTION OF THE NOTES

The exchange notes will be issued under an indenture dated as of October 15, 1999 between Qwest Corporation, or QC (formerly known as U S WEST Communications, Inc.), as issuer, and J.P. Morgan Trust Company, National Association (as successor in interest to Bank One Trust Company, N.A.), as supplemented by a first supplemental indenture dated as of August 19, 2004 between QC and U.S. Bank National Association, as trustee (the “Trustee”), a second supplemental indenture dated as of November 23, 2004 between QC and the Trustee, a third supplemental indenture dated as of June 17, 2005 between QC and the Trustee, and a fourth supplemental indenture dated as of August 8, 2006 between QC and the Trustee establishing the terms of the notes (as supplemented, the “Indenture”). The terms of the notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The terms of the exchange notes and the outstanding notes are substantially identical, except that the exchange notes:

•	will have been registered under the Securities Act;

•	will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

•	will not contain provisions relating to the payment of Additional Interest.

As used in this section, “QC” means Qwest Corporation, a Colorado corporation, and its successors, but not any of its subsidiaries. Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Indenture, and those definitions are incorporated herein by reference.

The notes are a new series of notes and will not trade fungibly with any notes previously issued under the Indenture.

Neither QC’s direct parent corporation, QSC, nor its ultimate parent corporation, QCII, nor any of QC’s subsidiaries has guaranteed the payment of principal, premium, if any, or interest on the notes or has any other obligation in connection with the notes.

The Indenture does not limit the aggregate principal amount of notes that may be issued thereunder and provides that notes may be issued thereunder from time to time in one or more series.

The exchange notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. The notes are unsecured obligations of QC and rank equally with all other unsecured and unsubordinated indebtedness of QC.

Holders of the outstanding notes who do not exchange their outstanding notes for exchange notes will vote together as a separate series of notes with holders of the exchange notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders of a series of notes (including acceleration following an Event of Default, as defined below under “—Events of Default”) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding notes. Accordingly, all references in this section will be deemed to mean the requisite percentage in aggregate principal amount of the notes then outstanding (including the exchange notes).

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes. A copy of the Indenture will be available as described above under the heading “Where You Can Find More Information.”

Principal, Maturity and Interest

QC will issue up to $600 million in aggregate principal amount of exchange notes in this offering. QC may “reopen” any series of debt securities (including the notes) issued under the Indenture and issue additional securities of that series without the consent of the holders of that series. The notes will not have the benefit of any sinking fund.

The exchange notes will bear interest at the rate of 7.5% per annum from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for with respect to the outstanding notes or, if no interest has been paid or duly provided for, from and including the date of issuance of the outstanding notes. The notes will mature and the principal amount will be payable on October 1, 2014. Interest on the notes will be payable semiannually in arrears on April 1 and October 1 of each year, commencing on April 1, 2007 (each such date, an “Interest Payment Date”), to the persons in whose names the notes are registered at the close of business on each March 15 and September 15 immediately preceding the applicable Interest Payment Date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

If any Interest Payment Date, maturity date or redemption date is a legal holiday in New York, New York, the required payment will be made on the next succeeding day that is not a legal holiday as if it were made on the date such payment was due and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, maturity date or redemption date, as the case may be, to such next succeeding day. “Legal holiday” means a Saturday, a Sunday or a day on which banking institutions in the City of New York are not required to be open.

Payment

Payment of principal of and interest and premium, if any, on any notes represented by one or more permanent global notes in definitive, fully registered form without interest coupons will be made to Cede & Co., the nominee for The Depository Trust Company (“DTC”) as the registered owner of the global notes, by wire transfer of immediately available funds as described under the heading “—Form, Denomination, Transfer, Exchange and Book-Entry Procedures.” Initially, the Trustee will act as paying agent for the notes. Payments of principal, premium, if any, and interest on the notes will be made by us through the paying agent to DTC.

Holders of certificated notes, if any, must surrender such certificated notes to the paying agent to collect principal and interest payments at maturity. Principal, premium, if any, and interest on certificated notes will be payable at the office of the paying agent maintained for such purpose or, at the option of QC, payment of principal, premium, if any, and interest may be made by check mailed to a holder’s registered address. Notwithstanding the foregoing, a holder of notes with an aggregate principal amount of $5 million or more may request in writing, at least three business days prior to the relevant payment date, that interest be wired to an account specified by such holder.

The principal of and interest and premium, if any, on the notes will be payable in U.S. dollars or in such other coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts. No service charge will be made for any registration of transfer or exchange of notes, but QC may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The notes may be presented for registration of transfer or exchange at the office of the registrar for the notes or at any other office or agency maintained by QC or the registrar for such purpose. Initially, the Trustee will act as registrar for the notes.

Optional Redemption

The notes will be redeemable at the option of QC, in whole at any time or in part from time to time, on at least 15 days but not more than 60 days prior written notice mailed to the registered holders thereof, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum, as determined by the Quotation Agent, as defined below, of the present values of the principal amount of the notes to be redeemed and the remaining scheduled payments of interest thereon from the redemption date to the maturity date of the notes to be redeemed (excluding interest accrued to the redemption date), which we refer to as “Remaining Life,” discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of 30-day months) at the Treasury Rate, as defined below, plus 50 basis points (the “Make-Whole Premium”), plus, in either case, accrued and unpaid interest on the principal amount of the notes redeemed to the date of redemption.

If money sufficient to pay the redemption price of and accrued interest on all of the notes (or portions thereof) to be redeemed on the redemption date is deposited with the Trustee or paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such notes (or such portion thereof) called for redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity with the Remaining Life as of the applicable redemption date.

“Comparable Treasury Price” means, with respect to any redemption date, the average of two Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer appointed by QC.

“Reference Treasury Dealer” means each of Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and their successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City, QC will substitute therefor another primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding such redemption date using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

QC may at any time, and from time to time, purchase the notes at any price or prices in the open market or otherwise.

Certain Covenants

Other than as described below under “—Limitation on Liens,” the Indenture does not contain any provisions that would limit the ability of QC to incur indebtedness or that would afford holders of notes protection in the event of a sudden and significant decline in the credit quality of QC or a takeover, recapitalization or highly leveraged or similar transaction involving QC. Accordingly, QC could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise adversely affect QC’s capital structure or credit rating. See “Risk Factors—Other than covenants limiting liens and certain corporate transactions, the notes will not contain restrictive covenants, and there is no protection in the event of a change of control.”

Limitation on Liens

The Indenture contains a covenant that if QC mortgages, pledges or otherwise subjects to any Lien (other than Permitted Liens) all or some of its property or assets, QC will secure the notes, any other outstanding notes and any of its other obligations which may then be outstanding and entitled to the benefit of a covenant similar in effect to such covenant, equally and proportionally with the indebtedness or obligations secured by such Lien, for as long as any such indebtedness or obligation is so secured. “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, or any other type of preferential arrangement that has the practical effect of creating a security interest, in respect of such asset.

“Permitted Liens” means any of the following:

•	Liens existing on August 8, 2006, the date of the initial issuance of the outstanding notes;

•	Liens on any asset existing at the time such asset is acquired, if not created in contemplation of such acquisition;

•	Liens on any asset (a) created within 180 days after such asset is acquired, or (b) securing the cost of acquisition, construction or improvement of such asset; provided, in either case, that such Lien extends to no property or asset other than the asset so acquired, constructed or improved and property incidental thereto;

•	(a) Liens incidental to the conduct of QC’s business or the ownership of its properties or otherwise incurred in the ordinary course of business which (i) do not secure Debt, and (ii) do not in the aggregate materially detract from the value of its assets taken as a whole or materially impair the use thereof in the operation of its business, and (b) Liens not described in clause (a) on cash, cash equivalents or securities that secure any obligation with respect to letters of credit or surety bonds or similar arrangements, which obligation in each case does not exceed $100 million;

•	any Lien to secure public or statutory obligations or with any governmental agency at any time required by law in order to qualify QC to conduct all or some part of its business or in order to entitle QC to maintain self-insurance or to obtain the benefits of any law relating to workmen’s compensation, unemployment insurance, old age pensions or other social security, or with any court, board, commission or governmental agency as security incident to the proper conduct of any proceeding before it;

•	any Liens for taxes, assessments, governmental charges, levies or claims and similar charges either (a) not delinquent or (b) being contested in good faith by appropriate proceedings and as to which a reserve or other appropriate provision, if any, as shall be required in conformity with generally accepted accounting principles shall have been made;

•	Liens securing the performance of bids, tenders, leases, contracts, sureties, stays, appeals, indemnities, performance or similar bonds or public or statutory obligations of like nature, incurred in the ordinary course of business;

•	materialmen’s, mechanics, repairmen’s, employees, operators’ or other similar Liens or charges arising in the ordinary course of business incidental to the acquisition, construction, maintenance or operation of any asset of QC which have not at the time been filed pursuant to law and any such Liens and charges incidental to the acquisition, construction, maintenance or operation of any asset of QC, which, although filed, relate to obligations not yet due or the payment of which is being withheld as provided by law, or to obligations the validity of which is being contested in good faith by appropriate proceedings;

•	zoning restrictions, servitudes, easements, licenses, reservations, provisions, covenants, conditions, waivers, restrictions on the use of property or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, Liens and other encumbrances incurred, created assumed or permitted to exist and arising by, through or under or asserted by a landlord or owner of the leased property, with or without consent of the lessee) and other similar charges or encumbrances, which will not individually or in the aggregate interfere materially and adversely with the business of QC and its subsidiaries taken as a whole;

•	Liens created by or resulting from any litigation or proceeding which is currently being contested in good faith by appropriate proceedings and as to which levy and execution have been stayed and continue to be stayed or for which QC is maintaining adequate reserves or other provision in conformity with generally accepted accounting principles;

•	any interest or title of vendor or lessor in the property subject to any lease, conditional sale agreement or other title retention agreement;

•	Liens in connection with the securitization or factoring of QC’s or any of its subsidiaries’ receivables in a transaction intended to be a “true sale”; and

•	any Lien securing a refinancing, replacement, extension, renewal or refunding of any Debt secured by a Lien permitted by any of the foregoing clauses of this definition of “Permitted Liens” to the extent secured in all material respects by the same asset or assets.

Notwithstanding the foregoing, “Permitted Liens” shall not include any Lien to secure Debt that is required to be granted on an equal and ratable basis under the “negative pledge”, or equivalent, provisions of a Debt instrument (including outstanding debt securities) as a result of the creation of a Lien that itself would constitute a “Permitted Lien.”

“Debt” of any person means, at any date, without duplication, (i) all obligations of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such person as lessee which are capitalized in accordance with generally accepted accounting principles, (iv) all Debt secured by a Lien on any asset of such person, whether or not such Debt is otherwise an obligation of such person, and (v) all Debt of others guaranteed by such person.

The Indenture does not prevent any other entity from mortgaging, pledging or subjecting to any lien any of its property or assets, whether or not acquired from QC.

Consolidation, Merger and Sale of Assets

QC will not consolidate with, merge into or be merged into, or transfer or lease its property and assets substantially as an entirety to another entity; provided that QC may consolidate with, merge into or be merged into, or transfer or lease its property and assets substantially as an entirety to another entity if:

•	the successor entity is a corporation and assumes by supplemental indenture all of QC’s obligations under the notes, the Indenture and any other notes outstanding under the Indenture; and

•	after giving effect to the transaction, no default or Event of Default has occurred and is continuing.

Events of Default

Any one of the following is an “Event of Default” with respect to the notes:

•	if QC defaults in the payment of interest on the notes, and such default continues for 90 days;

•	if QC defaults in the payment of the principal of the notes when the same becomes due and payable upon maturity, upon redemption or otherwise;

•	if QC fails to comply with any of its other agreements in the notes or in the Indenture, which failure continues for 90 days after QC receives notice from the Trustee or the holders of at least 25% of the aggregate principal amount of the notes then outstanding; and

•	if certain events of bankruptcy or insolvency occur with respect to QC.

If an Event of Default with respect to the notes occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the principal of the notes to be due and payable immediately. The holders of a majority in principal amount of the notes may rescind such declaration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely as a result of such acceleration.

Holders of notes may not enforce the Indenture or the notes, except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the notes. Subject to certain limitations, the holders of more than 50% in aggregate principal amount of the notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee. The Trustee may withhold from holders of notes notice of any continuing default (except a default in the payment of principal or interest) if it determines that withholding notice is in their interests.

Amendment and Waiver

With the written consent of the holders of a majority in principal amount of the notes issued under the Indenture then outstanding, QC and the Trustee may amend or supplement the Indenture or modify the rights of the holders of the notes; provided that any such amendment that affects the terms of the notes as distinct from the other series of notes issued under the Indenture will require only the consent of at least a majority in aggregate principal amount of the notes then outstanding. Such majority holders may also waive compliance by QC of any provision of the Indenture, any supplemental indenture or notes, except a default in the payment of principal or interest. However, without the consent of the holder of each note affected, an amendment or waiver may not:

•	reduce the amount of notes whose holders must consent to an amendment or waiver;

•	change the rate or the time for payment of interest;

•	change the principal or the fixed maturity;

•	waive a default in the payment of principal, premium, if any, or interest;

•	make the notes payable in a different currency; or

•	make any change in the provisions of the Indenture concerning (a) waiver of existing defaults, (b) rights of holders of notes to receive payment or (c) amendments and waivers without the consent of the holder of each note affected.

QC and the Trustee may amend or supplement the Indenture without the consent of any holder of any of the notes to:

•	cure any ambiguity, defect or inconsistency in the Indenture or the notes;

•	provide for the assumption of all of our obligations under the notes and the Indenture by any corporation in connection with a merger, consolidation or transfer or lease of our property and assets substantially as an entirety;

•	provide for uncertificated notes in addition to or instead of certificated notes;

•	add to the covenants made by us for the benefit of the holders of any series of notes (and if such covenants are to be for the benefit of less than all series of notes, stating that such covenants are included solely for the benefit of such series) or to surrender any right or power conferred upon us;

•	add to, delete from, or revise the conditions, limitations, and restrictions on the authorized amount, terms, or purposes of issue, authentication and delivery of the notes, as set forth in the Indenture;

•	secure any notes as provided under the heading “—Limitation on Liens”;

•	provide for the issuance of and establish the form and terms and conditions of a series of notes or to establish the form of any certifications required to be furnished pursuant to the terms of the Indenture or any series of notes or to add to the rights of the holders of any series of notes;

•	make any change necessary to conform to the “Description of the Notes” contained in the offering memorandum dated August 3, 2006 relating to the offering of the outstanding notes issued on August 8, 2006; or

•	make any change that does not adversely affect the rights of any holder of the notes in any material respect.

Defeasance

QC may terminate all of its obligations under the notes and the Indenture or any installment of principal, premium, if any, or interest on the notes if QC irrevocably deposits in trust with the Trustee money or U.S. government obligations sufficient to pay, when due, principal, premium, if any, and interest on the notes to maturity or redemption or such installment of principal, premium, if any, or interest, as the case may be, and if all other conditions set forth in the Indenture are met.

Governing Law

The Indenture and the notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Concerning the Trustee, the Paying Agent

QC and certain of its affiliates, including QCII, maintain banking and other business relationships in the ordinary course of business with U.S. Bank National Association. In addition, U.S. Bank National Association and certain of its affiliates serve as trustee, authenticating agent, or paying agent with respect to certain other debt securities of QC, QCII and their affiliates.

BOOK-ENTRY, DELIVERY AND FORM

DTC will act as securities depository for the notes. The notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully-registered note certificates will be issued in the aggregate principal amount of the notes, and will be deposited with DTC.

DTC, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of securities that DTC’s participants (“Direct Participants”) deposit with DTC. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”).

The ownership interest of each actual purchaser of notes (each, a “Beneficial Owner”) is recorded on the Direct and Indirect Participants’ records. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in notes, except as described below.

The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers. Notices and other communications from DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent with respect to notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to issuers as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds, distributions, and dividend payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detailed information from an issuer, on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of QC or DTC nor its nominee or agent, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depository with respect to the notes at any time by giving us notice that it is unwilling or unable to continue as depository for the notes, or DTC ceases to be registered or in good standing under the Exchange Act or other applicable statute or regulation, in the event that a successor depository is not obtained within 90 days, note certificates are generally required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered. The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the United States federal tax consequences of an exchange of outstanding notes for exchange notes in the exchange offer and the purchase, beneficial ownership and disposition of exchange notes. It is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder (the “Treasury Regulations”), and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. No ruling from the IRS has been or is expected to be sought with respect to any aspect of the transactions described herein. Accordingly, no assurance can be given that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. The following relates only to notes that are held as capital assets (i.e., generally, property held for investment). This summary does not address all of the U.S. federal income tax consequences that may be relevant to particular holders in light of their personal circumstances, or to certain types of holders that may be subject to special tax treatment (such as banks and other financial institutions, employee stock ownership plans, partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities, certain former citizens or residents of the United States, controlled foreign corporations, corporations that accumulate earnings to avoid U.S. federal income tax, insurance companies, tax-exempt organizations, dealers in securities and foreign currencies, brokers, persons who hold the notes as a hedge or other integrated transaction or who hedge the interest rate on the notes, persons deemed to sell notes under the constructive sale provisions of the Code, “U.S. holders” (as defined below) whose functional currency is not U.S. dollars, or persons subject to the alternative minimum tax). In addition, this summary does not include any description of the tax laws of any state, local, or non-U.S. jurisdiction that may be applicable to a particular holder and does not consider any aspects of U.S. federal tax law other than income taxation.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the notes and that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a U.S. trust).

A “non-U.S. holder” is a nonresident alien individual or corporation, estate or trust that is a beneficial owner of the notes and is not a U.S. holder.

The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the notes generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH HOLDER OF THE NOTES IS URGED TO CONSULT THE HOLDER’S OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS IN LIGHT OF THE HOLDER’S PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION, OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Federal Income Tax Consequences to U.S. Holders

Treatment of Stated Interest

It is expected that the notes will be issued without original issue discount for federal income tax purposes. Accordingly, all stated interest on the notes will generally be taxable to U.S. holders as ordinary interest income as the interest accrues or is paid in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes. If, however, the notes’ “stated redemption price at maturity” (generally, the sum of all payments required under the note other than payments of stated interest) exceeds the issue price by more than a de minimis amount, a U.S. holder will be required to include such excess in income as original issue discount, as it accrues, in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income.

Additional Interest

Our obligation to pay you additional interest in the event that we failed to comply with specified obligations under the registration rights agreement could have implicated the provisions of Treasury regulations relating to “contingent payment debt instruments.” We have taken the position that there was a remote likelihood that such additional interest would be paid. Therefore, we have taken the position that the notes should not be treated as contingent payment debt instruments and this discussion generally assumes that the regulations relating to “contingent payment debt instruments” are not applicable. However, the determination of whether such a contingency is remote or not is inherently factual. Therefore, we can give you no assurance that our position would be sustained if challenged by the IRS. A successful challenge of this position by the IRS could affect the timing and amount of a U.S. holder’s income and could cause the gain from the sale or other disposition of a note to be treated as ordinary income, rather than capital gain. Our position for purposes of the contingent payment debt regulations as to the likelihood of these additional payments being remote is binding on a U.S. holder, unless the U.S. holder discloses in the proper manner to the IRS that it is taking a different position. If, contrary to our expectations, we pay additional interest, such additional interest should be taxable to a U.S. holder as ordinary interest income at the time it is paid or accrues in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes.

Market Discount

A note that is acquired for an amount that is less than its principal amount by more than a de minimis amount (generally 0.25% of the principal amount multiplied by the number of remaining whole years to maturity), will be treated as having “market discount” equal to such difference. Unless the U.S. holder elects to include such market discount in income as it accrues, a U.S. holder will be required to treat any principal payment on, and any gain on the sale, exchange, retirement or other disposition (including a gift) of, a note as ordinary income to the extent of any accrued market discount that has not previously been included in income. In general, market discount on the notes will accrue ratably over the remaining term of the notes or, at the election of the U.S. holder, under a constant yield method. In addition, a U.S. holder could be required to defer the deduction of all or a portion of the interest paid on any indebtedness incurred or continued to purchase or carry a note unless the U.S. holder elects to include market discount in income currently. Such an election applies to all debt instruments held by a taxpayer and may not be revoked without the consent of the IRS.

Amortization of Premium

A U.S. holder, whose tax basis immediately after its acquisition of a note is greater than the sum of all remaining payments other than qualified stated interest payable on the note, will be considered to have purchased the note at a premium. “Qualified stated interest” is stated interest that is unconditionally payable at least annually at a single fixed rate. A U.S. holder may elect to amortize such bond premium over the life of the notes to offset a portion of the stated interest that would otherwise be includable in income. Such an election generally applies to all taxable debt instruments held by the holder on or after the first day of the first taxable year to which the election applies, and may be revoked only with the consent of the IRS. Holders that acquire a note with bond premium should consult their tax advisors regarding the manner in which such premium is calculated and the election to amortize bond premium over the life of the instrument.

Sale, Exchange, or Other Taxable Disposition of the Notes

In general, upon the sale, exchange (other than an exchange described below under “—Exchange Offer”), redemption, retirement at maturity, or other taxable disposition of a note, a U.S. holder will recognize taxable gain or loss equal to the difference between (1) the amount of the cash and the fair market value of any property received (less any portion allocable to any accrued and unpaid interest, which will be taxable as interest, as described above) and (2) the U.S. holder’s adjusted tax basis in the note. A holder’s adjusted tax basis in a note generally will equal its cost. Gain or loss realized on the sale, retirement, or other taxable disposition of a note will generally be capital gain or loss. The deductibility of capital losses is subject to limitations.

Exchange Offer

The exchange of the notes for otherwise identical debt securities registered under the Securities Act pursuant to the exchange offer (as described under “Exchange Offer; Registration Rights”) will not constitute a taxable exchange. As a result, (1) a U.S. holder will not recognize a taxable gain or loss as a result of exchanging such holder’s notes; (2) the holding period of the exchange notes will include the holding period of the notes exchanged therefor; and (3) the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the notes exchanged therefor immediately before such exchange.

Backup Withholding and Information Reporting

In general, a U.S. holder of the notes will be subject to backup withholding with respect to interest on the notes, and the proceeds of a sale of the notes, at the applicable tax rate (currently 28%), unless such holder (a) is an entity that is exempt from withholding (including corporations, tax-exempt organizations and certain qualified nominees) and, when required, demonstrates this fact, or (b) provides the payor with its taxpayer identification number (“TIN”), certifies that the TIN provided to the payor is correct and that the holder has not been notified by the IRS that such holder is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. In addition, such payments to U.S. holders that are not exempt entities will generally be subject to information reporting requirements. A U.S. holder who does not provide the payor with its correct TIN may be subject to penalties imposed by the IRS. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Treatment of Stated Interest

Subject to the discussion of backup withholding below, under the “portfolio interest exemption,” a non-U.S. holder will generally not be subject to U.S. federal income tax (or any withholding tax) on payments of interest on the notes, provided that:

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not, and is not treated as, a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	the non-U.S. holder is not a “controlled foreign corporation” that is related (directly or indirectly) to us; and

•	certain certification requirements are met.

Under current law, the certification requirement will be satisfied in any of the following circumstances:

•	If a non-U.S. holder provides to us or our paying agent a statement on IRS Form W-8BEN (or suitable successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the non-U.S. holder by name and address and stating, among other things, that the non-U.S. holder is not a United States person.

•	If a note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business, (i) the non-U.S. holder provides such a form to such organization or institution, and (ii) such organization or institution, under penalty of perjury, certifies to us that it has received such statement from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy thereof.

•	If a financial institution or other intermediary that holds the note on behalf of the non-U.S. holder has entered into a withholding agreement with the IRS and submits an IRS Form W-8IMY (or suitable successor form) and certain other required documentation to us or our paying agent.

If the requirements of the portfolio interest exemption described above are not satisfied, a 30% withholding tax will apply to the gross amount of interest on the notes that is paid to a non-U.S. holder, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (b) the interest is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor form).

If a non-U.S. holder is engaged in a trade or business in the U.S. and interest on a note is effectively connected with the conduct of that trade or business, the non-U.S. holder will be required to pay U.S. federal income tax on that interest on a net income basis (and the 30% withholding tax described above will not apply provided the duly executed IRS Form W-8ECI is provided to us or our paying agent) generally in the same manner as a U.S. person. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the U.S. and its country of residence, and the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN, any interest income that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder in the U.S. In addition, a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the U.S.

Sale, Exchange, or Other Taxable Disposition of the Notes

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. federal income tax (or any withholding thereof) on any gain realized by such holder upon a sale, exchange, redemption, retirement at maturity, or other taxable disposition of a note, unless:

•	the non-U.S. holder is an individual present in the U.S. for 183 days or more during the taxable year of disposition and who has a “tax home” in the United States and certain other conditions are met; or

•	the gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder (and, if an applicable income tax treaty so provides, the gain is attributable to a U.S. permanent establishment of the non-U.S. holder or a fixed base in the case of an individual).

If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which its U.S.-source capital gains exceed its U.S.-source capital losses. If the second exception applies, the non-U.S. holder will generally be subject to U.S. federal income tax on the net gain derived from the sale, exchange, redemption, retirement at maturity or other taxable disposition of the notes in the same manner as a U.S. person. In addition, corporate non-U.S. holders may be subject to a 30% branch profits tax on any such effectively connected gain. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, the U.S. federal income tax treatment of any such gain may be modified in the manner specified by the treaty.

Exchange Offer

The exchange of notes for registered notes pursuant to the exchange offer will not constitute a taxable event for a non-U.S. holder.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the IRS and to each non-U.S. holder the amount of any interest paid on the notes in each calendar year, and the amount of U.S. federal income tax withheld, if any, with respect to these payments.

Non-U.S. holders who have provided certification as to their non-U.S. status or who have otherwise established an exemption will generally not be subject to backup withholding tax on payments of interest if neither we nor our agent have actual knowledge or reason to know that such certification is unreliable or that the conditions of the exemption are in fact not satisfied.

Payments of the proceeds from the sale or other disposition (including a redemption) of a note to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, additional information reporting, but generally not backup withholding, may apply to those payments if the broker is one of the following: (a) a United States person, (b) a “controlled foreign corporation” for U.S. federal income tax purposes, (c) a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business, or (d) a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale or other disposition (including a redemption) of a note to or through the United States office of a broker will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it acquired the outstanding notes for its own account as a result of market-making or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A participating broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. The registration rights agreement we executed in connection with the offering of the outstanding notes provides that we will generally not be required to amend or supplement this prospectus for a period exceeding 90 days after the date on which this registration statement is declared effective and participating broker-dealers shall not be authorized by us to deliver this prospectus in connection with resales after that period of time has expired.

We will not receive any proceeds from any sale of exchange notes by any participating broker-dealer. Exchange notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer and/or the purchasers of the exchange notes. Any participating broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the validity of the exchange notes will be passed upon for us by Stephen E. Brilz, Deputy General Counsel of QCII.

EXPERTS

The consolidated financial statements and schedule of Qwest Corporation as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 refers to the adoption of certain new accounting standards.

QWEST CORPORATION AND SUBSIDIARIES

QWEST CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Dollars in millions)
Operating revenue:
Operating revenue	$2,220	$2,219	$6,682	$6,749
Operating revenue—affiliates	256	251	732	814

Total operating revenue	2,476	2,470	7,414	7,563

Operating expenses:
Cost of sales (exclusive of depreciation and amortization)	535	554	1,578	1,611
Cost of sales—affiliates	60	56	169	174
Selling, general and administrative	447	433	1,333	1,309
Selling, general and administrative—affiliates	257	274	796	829
Depreciation	525	587	1,573	1,744
Capitalized software amortization	64	79	204	255

Total operating expenses	1,888	1,983	5,653	5,922

Other expense (income)—net:
Interest expense—net	154	155	463	455
Loss on early retirement of debt—net	9	—	9	37
Other—net	(4)	(8)	(8)	(15)

Total other expense (income)—net	159	147	464	477

Income before income taxes	429	340	1,297	1,164
Income tax expense	(152)	(130)	(473)	(442)

Net income	$277	$210	$824	$722

The accompanying notes are an integral part of these condensed consolidated financial statements.

QWEST CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30, 2006	December 31, 2005
	(Dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents	$235	$160
Short-term investments	42	8
Accounts receivable (less allowance of $56 and $66, respectively)	1,007	1,019
Accounts receivable—affiliates	165	127
Deferred income taxes	115	98
Prepaid expenses and other current assets	219	218

Total current assets	1,783	1,630

Property, plant and equipment—net	13,270	14,037
Capitalized software—net	456	594
Prepaid pension asset	977	1,013
Other assets	267	297

Total assets	$16,753	$17,571

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Current borrowings	$71	$1
Accounts payable	446	454
Accounts payable-affiliates	541	609
Dividends payable—QSC	205	126
Accrued expenses and other current liabilities	669	685
Deferred revenue and advance billings	470	492

Total current liabilities	2,402	2,367

Long-term borrowings (net of unamortized debt discount of $127 and $129, respectively)	7,610	7,664
Post-retirement and other post-employment benefit obligations	2,827	2,851
Deferred revenue	182	193
Deferred income taxes	1,661	1,881
Other long-term liabilities	270	279

Total liabilities	14,952	15,235

Commitments and contingencies (Note 5)

Stockholder’s equity:
Common stock—one share without par value, owned by QSC	10,197	10,157
Accumulated deficit	(8,396)	(7,821)

Total stockholder’s equity	1,801	2,336

Total liabilities and stockholder’s equity	$16,753	$17,571

The accompanying notes are an integral part of these condensed consolidated financial statements.

QWEST CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
	2006	2005
	(Dollars in millions)
Operating activities:
Net income	$824	$722
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,777	1,999
Provision for bad debts—net	50	53
Deferred income taxes	(241)	(159)
Loss on early retirement of debt—net	9	37
Other non-cash charges—net	12	15
Changes in operating assets and liabilities:
Accounts receivable	(38)	(56)
Accounts receivable—affiliates	(38)	28
Prepaid expenses and other current assets	30	35
Accounts payable and accrued expenses and other current liabilities	4	(64)
Accounts payable—affiliates	(70)	(79)
Deferred revenue and advance billings	(33)	(52)
Other non-current assets and liabilities	44	33

Cash provided by operating activities	2,330	2,512

Investing activities:
Expenditures for property and equipment and intangible assets (net of tax refund of $33 million in 2005)	(916)	(854)
Interest in net proceeds from investments managed by QSC	(34)	148
Proceeds from sale of property and equipment	43	—
Other	5	16

Cash used for investing activities	(902)	(690)

Financing activities:
Proceeds from long-term borrowings	600	1,150
Repayments of long-term borrowings, including current maturities	(590)	(1,134)
Dividends paid to QSC	(1,321)	(1,820)
Other	(42)	(43)

Cash used for financing activities	(1,353)	(1,847)

Cash and cash equivalents:
Increase (decrease) in cash and cash equivalents	75	(25)
Beginning balance	160	342

Ending balance	$235	$317

The accompanying notes are an integral part of these condensed consolidated financial statements.

QWEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

Unless the context requires otherwise, references in this prospectus to “QC” refer to Qwest Corporation, references to “Qwest,” “we,” “us,” the “Company” and “our” refer to Qwest Corporation and its consolidated subsidiaries, and references to “QCII” refer to our ultimate parent company, Qwest Communications International Inc., and its consolidated subsidiaries.

Note 1: Basis of Presentation

These condensed consolidated interim financial statements are unaudited and are prepared in accordance with the instructions for Form 10-Q. In compliance with those instructions, certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted.

In the opinion of management, these statements include all the adjustments necessary to fairly present our condensed consolidated results of operations, financial position and cash flows as of September 30, 2006 and for all periods presented. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in this prospectus. The condensed consolidated results of operations for the three and nine months ended September 30, 2006 and the condensed consolidated statement of cash flows for the nine months ended September 30, 2006 are not necessarily indicative of the results or cash flows expected for the full year or of the results we would have incurred had we operated as a stand-alone entity during the periods presented.

Certain prior period balances have been reclassified to conform to the current presentation.

Use of Estimates

Our condensed consolidated financial statements are prepared in accordance with GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions made when accounting for items and matters such as, but not limited to, long-term contracts, customer retention patterns, allowance for bad debts, depreciation, amortization, asset valuations, internal labor capitalization rates, recoverability of assets, impairment assessments, employee benefits, taxes, reserves and other provisions and contingencies are reasonable, based on information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. We also assess potential losses in relation to threatened or pending legal matters and, if a loss is considered probable and the amount can be reasonably estimated, we recognize an expense for the estimated loss. Actual results could differ from these estimates. See Note 5—Commitments and Contingencies to our unaudited condensed consolidated financial statements.

Allocations from Affiliates

We purchase services from our affiliates. These services include marketing and advertising, information technology, product and technical services as well as general support services. Our affiliates charge us for these services based on market price or fully distributed cost (“FDC”). Most services are priced by applying an FDC methodology. FDC rates are determined using salary rates, which include factors for payroll taxes, employee benefits, facilities and overhead costs. Whenever possible, costs are directly assigned to us for the services we use. If costs cannot be directly assigned, they are allocated among all affiliates, including QC, based upon cost

QWEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

usage measures; or if no cost usage measure is available, these costs are allocated based on a general allocator. From time to time, QCII adjusts the basis for allocating the costs of a shared service among affiliates. Such changes in allocation methodologies are generally billed prospectively.

Depreciation and Amortization

Property, plant and equipment are shown net of accumulated depreciation on our condensed consolidated balance sheets. As of September 30, 2006 and December 31, 2005, accumulated depreciation was $30.4 billion and $29.3 billion, respectively.

Capitalized software is shown net of accumulated amortization on our condensed consolidated balance sheets. Accumulated amortization was $1.1 billion and $861 million as of September 30, 2006 and December 31, 2005, respectively.

Recently Adopted Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”), as part of an effort to conform to international accounting standards, issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which was effective for us beginning on January 1, 2006. SFAS No. 154 requires that all voluntary changes in accounting principles be retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS No. 154 requires that the new principle be applied to the earliest period practicable. The adoption of SFAS No. 154 has not had a material effect on our financial position or results of operations.

Effective January 1, 2006, we adopted SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”), which revises SFAS No. 123, “Accounting for Stock-Based Compensation.” See Note 2 to our unaudited condensed consolidated financial statements for additional information on this recently adopted accounting pronouncement.

Recently Issued Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which is effective for us beginning on January 1, 2007. The validity of any tax position is a matter of tax law, and generally there is no controversy about recognizing the benefit of a tax position in a company’s financial statements when the degree of confidence is high that the tax position will be sustained upon examination by a taxing authority. However, in some cases, the law is subject to varied interpretation, and whether a tax position will ultimately be sustained may be uncertain. For us, FIN 48 establishes a different process to measure the impact of uncertainty associated with the income tax provision than we are currently using. Under FIN 48, the impact of an uncertain income tax position on the income tax provision must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. FIN 48 also requires additional disclosures about unrecognized tax benefits associated with uncertain income tax positions and a reconciliation of the change in the unrecognized benefit. We currently recognize an uncertain income tax position related to the timing of recognition if we are more likely than not to prevail. For uncertain income tax positions not related to timing of recognition, we recognize the position if it is probable that

QWEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

we will prevail. We are evaluating the impact of FIN 48 on our financial statements. The standard establishes a lower threshold for recognizing the benefit of some uncertain tax positions than we have historically used. Therefore, the adoption could have a significant impact on our financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which is effective for us beginning with our fiscal year ending on December 31, 2006. Additionally, in September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for us beginning January 1, 2008 and provides a definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for future transactions. We do not expect the adoption of these pronouncements to have an impact on our financial statements.

Also in September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-An amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 represents the first phase of the FASB’s two phase project to reconsider defined benefit pension and other postretirement plan accounting. SFAS No. 158 requires recognition of the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in a company’s statement of financial position and requires a company to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No 158 also requires measurement of the funded status of a plan as of the date of its year-end statement of financial position. Phase two will be a comprehensive examination of accounting for defined benefit pension and other postretirement plans and may reconsider the guidance of SFAS No. 158.

The guidance of SFAS No. 158 is effective for us in two steps. Step one is effective for us beginning with our fiscal year ending on December 31, 2006 and requires us to recognize on our consolidated balance sheet the over-funded or under-funded amount of our defined benefit postretirement plans. This amount is defined as the difference between the fair value of plan assets and the benefit obligation. We are also required to recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise but are not currently required to be recognized as components of net periodic benefit cost. Other comprehensive income is then adjusted as these amounts are later recognized into income as components of net periodic benefit cost. The adoption of step one requires us to record on our consolidated balance sheet increases in post-retirement and other post-employment benefit obligations and increases in accumulated other comprehensive loss. The adoption of step one could have a significant impact on our financial statements. Step two is effective for us beginning with our fiscal year ending on December 31, 2008 and requires us to disclose in the notes to our financial statements additional information about the expected effects on net periodic benefit cost of delayed recognition of the actuarial gains and losses and the prior service costs and credits. It also requires disclosure of information about any transition asset or obligation remaining from the application of pre-existing rules and requires a year end measurement date. We currently use December 31 as the measurement date of the funded status of our plans, which is the same date as our year end consolidated balance sheet. We do not expect the adoption of step two to have an impact on our financial statements.

Note 2: Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R). Prior to 2006, we accounted for awards of QCII stock granted to our employees under the intrinsic-value recognition and measurement principles of Accounting

QWEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”). However, SFAS No. 123(R) requires that compensation expense be measured using estimates of the fair value of all stock-based awards and applies to new awards and to awards modified, repurchased, or cancelled after December 31, 2005, as well as to the unvested portion of awards outstanding as of January 1, 2006.

We are applying the “modified prospective method” for recognizing the expense over the remaining vesting period for awards that were outstanding but unvested at January 1, 2006. Under the modified prospective method, we have not adjusted the financial statements for periods ended prior to December 31, 2005. Compensation cost arising from stock-based awards granted to our employees is recognized as expense using the straight-line method over the vesting period and is included in the cost of sales and selling, general and administrative expense in our condensed consolidated statements of operations. The total compensation cost for awards of QCII stock granted to our employees was less than $1 million for the three and nine months ended September 30, 2006. Because we purchase a significant amount of services from our parent, the direct stock-based compensation costs recorded by us for stock-based awards granted to our employees are not necessarily indicative of the costs we would have incurred had we operated as a stand-alone entity during the periods presented.

The following table illustrates the effect on net income for the three and nine months ended September 30, 2005 as if compensation costs arising from stock-based awards of QCII stock granted to our employees had been determined based on the fair value at the grant dates:

	September 30, 2005
	Three Months Ended	Nine Months Ended
	(Dollars in millions)
Net income:
As reported	$210	$722
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method for all awards, net of related tax effects of $26 and $33, respectively	(42)	(54)

Pro forma net income	$168	$668

Our direct parent also adopted SFAS No. 123(R) on January 1, 2006, and as a result of its increased costs, it increased its billings to us during the three and nine months ended September 30, 2006 by approximately $3 and $10 million, respectively. These costs are not directly assigned, but are billed to us based on a general allocator and are included in the selling, general and administrative—affiliates expense line in our condensed consolidated statements of operations. As of September 30, 2006, QCII had $56 million of total unrecognized compensation cost related to unvested stock-based awards, which it will recognize over the remaining weighted average vesting terms of 2.8 years, and because our direct parent will continue to record such stock-based compensation, it will continue to bill a portion of such costs to us. However, based on the many factors that affect the allocation, the amount that is ultimately billed to us as a result of stock-based compensation recorded at our direct parent may fluctuate.

QWEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

Note 3: Borrowings

As of September 30, 2006 and December 31, 2005, our borrowings, net of discounts and premiums, consisted of the following:

	September 30, 2006	December 31, 2005

	(Dollars in millions)
Current borrowings:
Current portion of long-term borrowings	$70	$—
Current portion of capital lease obligations	1	1

Total current borrowings	$71	$1

Long-term borrowings:
Long-term notes	$7,602	$7,660
Long-term capital lease obligations	8	4

Total long-term borrowings	$7,610	$7,664

On August 8, 2006, we issued $600 million aggregate principal amount of our 7.5% Notes due 2014. The notes are unsecured obligations and rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness. The covenant and default terms are substantially the same as those associated with our other long-term debt. We plan to file an exchange offer registration statement with the SEC for a new issue of substantially identical notes registered under the Securities Act of 1933, as amended, within 315 calendar days of the date of issuance of the notes. If we fail to file this registration statement or fail to satisfy other obligations under the registration rights agreement relating to the notes, we will be required to pay additional interest on the notes at a rate of 25 basis points per year. The net proceeds of approximately $592 million have been or will be used for general corporate purposes, including repayment of indebtedness and funding and refinancing investments in our telecommunications assets. Concurrent with the issuance of the notes, we called the remaining $500 million aggregate principal amount of our floating rate term loan maturing in June 2007, plus accrued interest of $3 million. The prepayment resulted in a loss on early retirement of debt of $9 million.

On September 21, 2006, we also redeemed the remaining $90 million aggregate principal amount of our 39-year 6.25% debentures due January 1, 2007 at face value plus accrued interest of $1 million.

Note 4: Contribution to QCII Segments

Our operations are integrated into and are part of the segments of the QCII consolidated group. The chief operating decision maker (“CODM”) for us is the same as that for the consolidated group. The CODM makes resource allocation decisions and assessments of financial performance for the consolidated group based on wireline services, wireless services and other segmentation. Our business contributes to the segments reported by QCII, but the QCII CODM reviews our financial information only in connection with our quarterly and annual reports that we file with the SEC. Consequently, we do not provide our discrete financial information to the CODM on a regular basis.

QWEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

Revenue derived from external customers for the three and nine months ended September 30, 2006 and 2005 is summarized in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Dollars in millions)
Voice services	$1,556	$1,668	$4,764	$5,098
Data and Internet services	659	545	1,903	1,638
Other services	5	6	15	13

Total operating revenue	$2,220	$2,219	$6,682	$6,749

Voice services. Voice services revenue includes local voice, IntraLATA long-distance voice and access services. Local voice services revenue includes basic local exchange, switching, enhanced voice, operator and collocation services and custom calling features. Local voice services revenue also includes the provisioning of network transport, billing services and access to our local network on a wholesale basis. IntraLATA long-distance voice services revenue includes IntraLATA long-distance services within our local service area. Access services revenue includes fees charged to other data and telecommunications providers to connect their customers and their networks to our network.

Data and Internet services. Data and Internet services revenue includes data services (such as traditional private lines, wholesale private lines, and WAN) and Internet services (such as high-speed Internet and ISDN).

Other services. Other services revenue is predominantly derived from the sublease of some of our real estate, such as space in our office buildings, warehouses and other properties.

Affiliate services revenue is derived from telecommunications and other services provided to our affiliated entities. In addition to voice services, data and Internet services and other services, we provide to our affiliates sales and marketing services relating to our affiliates’ products and services and other miscellaneous services, including billing and collection services.

Depending on the products or services purchased, a customer may pay an up-front or monthly fee, a usage charge or a combination of these.

While revenue from affiliates provided approximately ten percent of our total operating revenue, we do not have any single customer that provides more than ten percent of our total revenue derived from external customers.

Note 5: Commitments and Contingencies

QCII is involved in several legal proceedings to which we are not a party that, if resolved against QCII, could have a material adverse effect on our business and financial condition. We have included below a discussion of these matters, together with a discussion of those matters to which we are a party (primarily the matter discussed below under the heading “Regulatory Matter” and the matter discussed below under the heading “DOJ Investigation and Remaining Securities Actions – Other”). Only those matters to which we are a party represent contingencies for which we have recorded, or could reasonably anticipate recording, an accrual if appropriate to do so.

QWEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

Throughout this note, when we refer to a class action as “putative” it is because a class has been alleged, but not certified in that matter. Until and unless a class has been certified by the court, it has not been established that the named plaintiffs represent the class of plaintiffs they purport to represent.

Settlement of Consolidated Securities Action

Twelve putative class actions purportedly brought on behalf of purchasers of QCII’s publicly traded securities between May 24, 1999 and February 14, 2002 were consolidated into a consolidated securities action pending in federal district court in Colorado. The first of these actions was filed on July 27, 2001. Plaintiffs alleged, among other things, that defendants issued false and misleading financial results and made false statements about QCII’s business and investments, including making materially false statements in certain of QCII’s registration statements. The most recent complaint in this matter sought unspecified compensatory damages and other relief. However, counsel for plaintiffs indicated that the putative class would seek damages in the tens of billions of dollars.

On November 23, 2005, QCII, certain other defendants, and the putative class representatives entered into and filed with the federal district court in Colorado a Stipulation of Partial Settlement that, if implemented, will settle the consolidated securities action against QCII and certain other defendants. In September 2006, the federal district court in Colorado issued an order approving the proposed settlement on behalf of purchasers of QCII’s publicly traded securities between May 24, 1999 and July 28, 2002. The order is subject to appeal.

Under the settlement, QCII will pay a total of $400 million in cash—$100 million of which was deposited into an escrow account in the first quarter of 2006, $100 million of which was deposited on October 27, 2006, and $200 million of which will be deposited on January 15, 2007, plus interest on the $200 million at 3.75% per year for the period from October 29, 2006 through January 14, 2007.

The settlement resolves and releases the individual claims of the class representatives and the claims of the class they represent against QCII and all defendants except Joseph Nacchio, QCII’s former chief executive officer, and Robert Woodruff, QCII’s former chief financial officer. As part of the settlement, QCII received $10 million from Arthur Andersen LLP, which is also being released by the class representatives and the class they represent. If the settlement is not ultimately effected, QCII will repay the $10 million to Arthur Andersen. No parties admit any wrongdoing as part of the settlement.

As noted below under “Remaining Securities Actions,” a number of persons, including large pension funds, were excluded from the settlement class at their request. Some of these pension funds have filed individual suits against QCII. QCII will vigorously defend against such claims.

Settlement of Consolidated ERISA Action

Seven putative class actions purportedly brought against QCII on behalf of all participants and beneficiaries of the Qwest Savings and Investment Plan and predecessor plans, or the Plan, from March 7, 1999 until January 12, 2004 have been consolidated into a consolidated action in federal district court in Colorado. Other defendants in this action include current and former directors of QCII, former officers and employees of QCII and Deutsche Bank Trust Company Americas, or Deutsche Bank (formerly doing business as Bankers Trust Company). These suits also purport to seek relief on behalf of the Plan. The first of these actions was filed in March 2002. Plaintiffs assert breach of fiduciary duty claims against QCII and others under the Employee

QWEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

Retirement Income Security Act of 1974, as amended, alleging, among other things, various improprieties in managing holdings of QCII stock in the Plan. Plaintiffs seek damages, equitable and declaratory relief, along with attorneys’ fees and costs and restitution. Counsel for plaintiffs indicated that the putative class would seek billions of dollars of damages.

On April 26, 2006, QCII, the other defendants, and the putative class representatives entered into a Stipulation of Settlement that, if implemented, will settle the consolidated ERISA action. QCII has deposited $33 million in cash into a settlement fund for the benefit of the Plan in connection with the proposed settlement. Deutsche Bank has deposited $4.5 million in cash into a settlement fund for the benefit of the Plan to settle the claims against it in connection with the proposed settlement. No parties admit any wrongdoing as part of the proposed settlement. QCII received certain insurance proceeds as a contribution by individual defendants to this settlement, which offset $10 million of QCII’s $33 million payment. If the settlement is not ultimately effected, QCII will repay these insurance proceeds. In addition to the $33 million cash settlement, QCII has also agreed to pay, subject to certain contingencies, the amount (if any) by which the Plan’s recovery from the settlement of the consolidated securities action is less than $20 million. If approved by the district court, the proposed settlement will settle and release the claims of the class against QCII and all other defendants in the consolidated ERISA action. The federal district court in Colorado has issued orders (1) preliminarily approving the proposed settlement, (2) setting a hearing for November 17, 2006 to consider final approval of the proposed settlement, and (3) certifying a settlement class on behalf of participants in and beneficiaries of the Plan who owned, bought, sold or held shares or units of the Qwest Shares Fund, U S WEST Shares Fund or QCII common stock in their Plan accounts from March 7, 1999 until January 12, 2004. The proposed settlement is subject to review on appeal if the district court were finally to approve it.

DOJ Investigation and Remaining Securities Actions

The Department of Justice, or DOJ, investigation and the securities actions described below present material and significant risks to QCII. The size, scope and nature of the restatements of QCII’s consolidated financial statements for 2001 and 2000, which are described in QCII’s previously issued consolidated financial statements for the year ended December 31, 2002, or QCII’s 2002 Financial Statements, affect the risks presented by this investigation and these actions, as these matters involve, among other things, QCII’s prior accounting practices and related disclosures. Plaintiffs in certain of the securities actions have alleged QCII’s restatement of items in support of their claims. We can give no assurance as to the impacts on our or QCII’s financial results or financial condition that may ultimately result from these matters.

QCII has a reserve recorded in its financial statements for the minimum estimated amount of loss QCII believes is probable with respect to the remaining securities actions described below as well as any additional actions that may be brought by parties that, as described below under “Remaining Securities Actions,” have opted out of the settlement of the consolidated securities action. QCII has recorded its estimate of the minimum liability for these matters because no estimate of probable loss for these matters is a better estimate than any other amount. If the recorded reserve is insufficient to cover these matters, QCII will need to record additional charges to its consolidated statement of operations in future periods. The amount QCII has reserved for these matters is its estimate of the lowest end of the possible range of loss. The ultimate outcomes of these matters are still uncertain and the amount of loss QCII may ultimately incur could be substantially more than the reserve it has provided.

QWEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

QCII continues to defend against the remaining securities actions described below vigorously and is currently unable to provide any estimate as to the timing of the resolution of these actions. Any settlement of or judgment in one or more of these actions substantially in excess of QCII’s recorded reserves could have a significant impact on QCII, and QCII can give no assurance that it will have the resources available to pay any such judgment. The magnitude of any settlement or judgment resulting from these actions could materially and adversely affect QCII’s financial condition and ability to meet its debt obligations, potentially impacting its credit ratings, its ability to access capital markets and its compliance with debt covenants. In addition, the magnitude of any such settlement or judgment may cause QCII to draw down significantly on its cash balances, which might force QCII to obtain additional financing or explore other methods to generate cash. Such methods could include issuing additional securities or selling assets. As a wholly owned subsidiary of QCII, our business operations and financial condition would be similarly affected.

The terms and conditions of applicable bylaws, certificates or articles of incorporation, agreements or applicable law may obligate QCII to indemnify its current and former directors, officers and employees with respect to certain liabilities, and QCII has been advancing legal fees and costs to many current and former directors, officers and employees in connection with the DOJ investigation, securities actions and certain other matters.

DOJ Investigation

On July 9, 2002, QCII was informed by the U.S. Attorney’s Office for the District of Colorado of a criminal investigation of QCII’s business. QCII believes the U.S. Attorney’s Office has investigated various matters that include transactions related to the various adjustments and restatements described in QCII’s 2002 Financial Statements, transactions between QCII and certain of its vendors and certain investments in the securities of those vendors by individuals associated with QCII, and certain prior disclosures made by QCII. QCII is continuing in its efforts to cooperate fully with the U.S. Attorney’s Office in its investigation. However, QCII cannot predict the outcome of this investigation or the timing of its resolution.

Remaining Securities Actions

QCII is a defendant in the securities actions described below. At their request, plaintiffs in these actions were excluded from the settlement class of the consolidated securities action. As a result, their claims were not released by the district court’s order approving the settlement of the consolidated securities action. These plaintiffs have variously alleged, among other things, that QCII and others violated federal and state securities laws, engaged in fraud, civil conspiracy and negligent misrepresentation, and breached fiduciary duties owed to investors by issuing false and misleading financial reports and statements, falsely inflating revenue and decreasing expenses, creating false perceptions of revenue and growth prospects and/or employing improper accounting practices. Other defendants in one or more of these actions include current and former directors of QCII, former officers and employees of QCII, Arthur Andersen LLP, certain investment banks and others. Plaintiffs variously seek, among other things, compensatory and punitive damages, restitution, equitable and declaratory relief, pre-judgment interest, costs and attorneys’ fees.

QWEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

Together, the parties to these lawsuits contend that they have incurred losses resulting from their investments in QCII’s securities in excess of $1.51 billion; they have also asserted claims for punitive damages and interest, in addition to claims to recover their alleged losses.

Plaintiff(s)	Date Filed	Court Where Action Is Pending
State of New Jersey (Treasury Department, Division of Investment)	November 27, 2002	New Jersey Superior Court, Mercer County

California State Teachers’ Retirement System	December 10, 2002	Superior Court, State of California, County of San Francisco

State Universities Retirement System of Illinois	January 10, 2003	Circuit Court of Cook County, Illinois

Stichting Pensioenfonds ABP (SPA)	February 9, 2004	Federal District Court in Colorado

Shriners Hospital for Children	March 22, 2004	Federal District Court in Colorado

Teachers’ Retirement System of Louisiana	March 30, 2004	Federal District Court in Colorado

A number of New York City pension and retirement funds	September 22, 2004	Federal District Court in Colorado

New York State Common Retirement Fund	April 18, 2006	Federal District Court in Colorado

San Francisco Employees Retirement System	April 18, 2006	Federal District Court in Colorado

Fire and Police Pension Association of Colorado	April 18, 2006	Federal District Court in Colorado

Commonwealth of Pennsylvania Public School Employees’ Retirement System	May 1, 2006	Federal District Court in Colorado

Merrill Lynch Investment Master Basic Value Trust Fund, et al.	June 21, 2006	Federal District Court in Colorado

Denver Employees Retirement Plan	August 7, 2006	Federal District Court in Colorado

FTWF Franklin Mutual Beacon Fund, et al.	October 17, 2006	Superior Court, State of California, County of San Francisco

At their request, other persons (including large pension funds) who have not yet filed suit were also excluded from the settlement class. As a result, their claims were not released by the order approving the settlement of the consolidated securities action. QCII expects that some of these other persons will file actions against it if it is unable to resolve those matters amicably. In the aggregate, the persons who have requested exclusion from the settlement class, excluding those listed in the table above, contend that they have incurred losses resulting from their investments in QCII’s securities of approximately $1.19 billion, which does not include any claims for punitive damages or interest. Due to the fact that many of the persons who requested exclusion from the settlement class have not filed lawsuits, it is difficult to evaluate the claims that they may assert. Regardless, QCII will vigorously defend against any such claims.

Other

A putative class action purportedly brought on behalf of purchasers of QCII’s stock between June 28, 2000 and June 27, 2002 and owners of U S WEST, Inc. stock on June 28, 2000 is pending in Colorado in the District

QWEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

Court for the County of Boulder. We are also a defendant in this action. This action was filed on June 27, 2002. Plaintiffs allege, among other things, that QCII and other defendants issued false and misleading statements and engaged in improper accounting practices in order to accomplish the U S WEST/Qwest merger, to make QCII appear successful and to inflate the value of QCII’s stock. Plaintiffs seek unspecified monetary damages, disgorgement of illegal gains and other relief.

KPNQwest Litigation/Investigation

Settlement of Putative Securities Class Action

A putative class action is pending in the federal district court for the Southern District of New York against QCII, certain of its former executives who were also on the supervisory board of KPNQwest, N.V. (of which QCII was a major shareholder), and others. This lawsuit was initially filed on October 4, 2002. The current complaint alleges, on behalf of certain purchasers of KPNQwest securities, that, among other things, defendants engaged in a fraudulent scheme and deceptive course of business in order to inflate KPNQwest’s revenue and the value of KPNQwest securities. Plaintiffs seek compensatory damages and/or rescission as appropriate against defendants, as well as an award of plaintiffs’ attorneys’ fees and costs. On February 3, 2006, QCII, certain other defendants and the putative class representative in this action executed an agreement to settle the case against QCII and certain other defendants. Under the settlement agreement, QCII has deposited $5.5 million in cash into a settlement fund on behalf of the settlement class, and no later than 30 days following final approval by the court, QCII will issue shares of its stock to the settlement fund then valued at $5.5 million as additional consideration for the settlement. The settlement agreement would settle the individual claims of the putative class representative and the claims of the class he purports to represent against QCII and all defendants except Koninklijke KPN N.V. a/k/a Royal KPN N.V., Willem Ackermans, Eelco Blok, Joop Drechsel, Martin Pieters, and Rhett Williams. Those defendants are parties to a separate proposed settlement agreement with the putative class representative. The federal district court for the Southern District of New York has issued orders (1) preliminarily approving the proposed settlements, (2) setting a hearing for January 4, 2007 to consider final approval of the proposed settlements, and (3) certifying a settlement class on behalf of purchasers of KPNQwest’s publicly traded securities from November 9, 1999 through May 31, 2002.

QCII’s settlement agreement with the putative class representative is subject to a number of conditions and future contingencies. Among others, it (i) requires final court approval; (ii) provides QCII with the right to terminate the settlement if class members representing more than a specified amount of alleged securities losses elect to opt out of the settlement; (iii) provides QCII with the right to terminate the settlement if it does not receive adequate protections for claims relating to substantive liabilities of non-settling defendants; and (iv) is subject to review on appeal even if the district court were finally to approve it. Any lawsuits that may be brought by parties opting out of the settlement will be vigorously defended regardless of whether the proposed settlement is consummated. No parties admit any wrongdoing as part of the proposed settlement.

Certain individuals and entities have opted out of the KPNQwest securities settlement class. As a result, their claims will not be released even if the settlement is finally approved by the district court. Some of these individuals and entities have already filed actions against QCII, as described below. QCII expects that at least some of the others who opted out will also pursue actions against it if it is unable to resolve their claims amicably. In the aggregate, those who have requested exclusion from the settlement class currently contend that they have incurred losses resulting from their investments in KPNQwest securities during the settlement class period of at least $76 million, which does not include any claims for punitive damages or interest. The amount of these alleged losses may increase or decrease in the future as QCII learns more about the potential claims of

QWEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

those who opted out of the settlement class. Due to the fact that many of those who requested exclusion from the settlement class have not filed lawsuits based on the losses they claim to have incurred from their investments in KPNQwest securities during the settlement class period, it is difficult to evaluate the claims that they may assert. Regardless, QCII will vigorously defend against any such claims.

Other KPNQwest-Related Proceedings

On October 31, 2002, Richard and Marcia Grand, co-trustees of the R.M. Grand Revocable Living Trust, dated January 25, 1991, filed a lawsuit in Arizona Superior Court which, as amended, alleges, among other things, that the defendants violated state and federal securities laws and breached their fiduciary duty in connection with investments by plaintiffs in securities of KPNQwest. QCII was a defendant in this lawsuit along with Qwest B.V. (one of QCII’s subsidiaries), Joseph Nacchio and John McMaster, the former President and Chief Executive Officer of KPNQwest. Plaintiffs claim to have lost approximately $10 million in their investments in KPNQwest. The superior court granted defendants’ motion for partial summary judgment with respect to a substantial portion of plaintiffs’ claims and the remainder of plaintiffs’ claims were dismissed without prejudice. Plaintiffs have appealed the summary judgment order to the Arizona Court of Appeals.

On June 25, 2004, J.C. van Apeldoorn and E.T. Meijer, in their capacities as trustees in the Dutch bankruptcy proceeding for KPNQwest, filed a lawsuit in the federal district court for the District of New Jersey alleging violations of the Racketeer Influenced and Corrupt Organizations Act, and breach of fiduciary duty and mismanagement under Dutch law. QCII was a defendant in this lawsuit along with Joseph Nacchio, Robert S. Woodruff and John McMaster. Plaintiffs allege, among other things, that defendants’ actions were a cause of the bankruptcy of KPNQwest and they sought damages for the bankruptcy deficit of KPNQwest of approximately $2.4 billion. Plaintiffs also sought treble damages as well as an award of plaintiffs’ attorneys’ fees and costs. On October 17, 2006, the court issued an order granting defendants’ motion to dismiss the lawsuit, concluding that the dispute should not be adjudicated in the United States. That decision is subject to appeal.

On June 17, 2005, Appaloosa Investment Limited Partnership I, Palomino Fund Ltd., and Appaloosa Management L.P. filed a lawsuit in the federal district court for the Southern District of New York against QCII, Joseph Nacchio, John McMaster and Koninklijke KPN N.V., or KPN. The complaint alleges that defendants violated federal securities laws in connection with the purchase by plaintiffs of certain KPNQwest debt securities. Plaintiffs seek compensatory damages, as well as an award of plaintiffs’ attorneys’ fees and costs.

On September 13, 2006, Cargill Financial Markets, Plc and Citibank, N.A. filed a lawsuit in the District Court of Amsterdam, The Netherlands against QCII, KPN Telecom B.V., Koninklijke KPN N.V., Joseph Nacchio, John McMaster, and other former employees or supervisory board members of QCII, KPNQwest, or KPN. The lawsuit alleges that defendants misrepresented KPNQwest’s financial and business condition in connection with the origination of a credit facility and wrongfully allowed KPNQwest to borrow funds under that facility. The plaintiffs allege damages of approximately €219 million (or $278 million based on the exchange rate on September 30, 2006).

On August 23, 2005, the Dutch Shareholders Association (Vereniging van Effectenbezitters, or VEB) filed a petition for inquiry with the Enterprise Chamber of the Amsterdam Court of Appeals, located in the Netherlands, with regard to KPNQwest. VEB seeks an inquiry into the policies and course of business at KPNQwest that are alleged to have caused the bankruptcy of KPNQwest in May 2002, and an investigation into alleged mismanagement of KPNQwest by its executive management, supervisory board members, joint venture entities (QCII and KPN), and KPNQwest’s outside auditors and accountants.

QWEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

Other than the putative class action in which QCII has entered into a proposed settlement (and for which it has a remaining reserve of $5.5 million in connection with the proposed settlement), QCII will continue to defend against the pending KPNQwest litigation matters vigorously.

Regulatory Matter

On July 15, 2004, the New Mexico state regulatory commission opened a proceeding to investigate whether we were in compliance with or were likely to meet a commitment that we made in 2001 to invest $788 million in communications infrastructure in New Mexico through March 2006 pursuant to an Alternative Form of Regulation plan, or AFOR. Multiple parties filed comments in that proceeding and variously argued that we should be subject to a range of requirements including an escrow account for capital spending, new investment obligations, and customer credits or price reductions.

On April 14, 2005, the Commission issued its Final Order in connection with this investigation. The Commission concluded in this Final Order that we had an unconditional commitment to invest $788 million over the life of the AFOR. The Commission also ruled that if we failed to satisfy this investment commitment, any shortfall must be credited or refunded to our New Mexico customers. The Commission also opened an enforcement and implementation docket to review our investments and consider the structure and size of any refunds or credits to be issued to customers. On May 12 and 13, 2005, we filed appeals in federal district court and in the New Mexico State Supreme Court, respectively, challenging the lawfulness of the Commission’s Final Order. On February 24, 2006, the federal district court granted the defendants’ motion to dismiss and on June 29, 2006, the New Mexico Supreme Court issued its opinion affirming the Commission’s Final Order. The opinion concluded that the Commission had the authority to add to the AFOR the incentive requiring Qwest to issue credits or refunds in the amount of the shortfall between the investment commitment and the amount invested during the term of the AFOR.

On July 26, 2006, we entered into a settlement with the New Mexico General Services Department and the New Mexico Attorney General that would resolve the disputes described above. This settlement must be approved by the Commission, and the hearing to consider the settlement is set for November 2006. Under the settlement, we would contribute $15 million, for which we have established a liability, to the Students and Teachers Reaching Optimal New Goals Project, a program established and operated under the auspices of the New Mexico Department of Education. In addition, we would invest in our New Mexico network a total of $250 million over 42 months in specific categories of telecommunications infrastructure projects. Our obligation to make these expenditures and investments will arise only upon approval of the settlement by the Commission. In the unlikely event that we do not achieve the required investment level over the 42 month period, we would be required under the settlement to refund any deficiency to our New Mexico customers.

Other Matters

Several putative class actions relating to the installation of fiber optic cable in certain rights-of-way were filed against QCII on behalf of landowners on various dates and in various courts in California, Colorado, Georgia, Illinois, Indiana, Kansas, Mississippi, Missouri, Oregon, South Carolina, Tennessee and Texas. For the most part, the complaints challenge QCII’s right to install its fiber optic cable in railroad rights-of-way. Complaints in Colorado, Illinois and Texas, also challenge QCII’s right to install fiber optic cable in utility and pipeline rights-of-way. The complaints allege that the railroads, utilities and pipeline companies own the right-of-way as an easement that did not include the right to permit QCII to install its fiber optic cable in the right-of-way without the plaintiffs’ consent. Most actions (California, Colorado, Georgia, Kansas, Mississippi, Missouri, Oregon, South Carolina, Tennessee and Texas) purport to be brought on behalf of state-wide classes in

QWEST CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

the named plaintiffs’ respective states. Several actions purport to be brought on behalf of multi-state classes. The Illinois state court action purports to be on behalf of landowners in Illinois, Iowa, Kentucky, Michigan, Minnesota, Nebraska, Ohio and Wisconsin. The Illinois federal court action purports to be on behalf of landowners in Arkansas, California, Florida, Illinois, Indiana, Missouri, Nevada, New Mexico, Montana and Oregon. The Indiana action purports to be on behalf of a national class of landowners adjacent to railroad rights-of-way over which QCII’s network passes. The complaints seek damages on theories of trespass and unjust enrichment, as well as punitive damages.

On September 1, 2006, Ronald A. Katz Technology Licensing, L.P. (“Katz”) filed a lawsuit in Federal District Court in Delaware against QCII (including a number of its subsidiaries). The lawsuit alleges infringement by QCII of 24 patents. The lawsuit also names as defendants a number of other entities that are unrelated to QCII. Katz is also involved in approximately 24 other cases against numerous other unrelated entities both in Delaware and in the Eastern District of Texas. Although the complaint against QCII is vague, it generally alleges infringement based on QCII’s use of interactive voice response systems to automate processing of customer calls to it. Katz seeks unspecified damages, trebling of the damages based on alleged willful infringement, attorney’s fees and injunctive relief.

The Internal Revenue Service (“IRS”) proposed a tax adjustment for tax years 1994 through 1996. The principal issue involves the allocation of costs between long-term contracts with customers for the installation of conduit or fiber optic cable and additional conduit or fiber optic cable retained by QCII. The IRS disputes the allocation of the costs between QCII and third parties. Similar claims have been asserted against QCII with respect to the 1997 to 1998 and the 1998 to 2001 audit periods. On March 13, 2006, the Tax Court issued a decision for the tax years 1994 to 1996, which was favorable to QCII. The IRS may appeal the decision to the 10th Circuit Court of Appeals. The trial for the 1997-1998 tax years has been scheduled for April 2007. If QCII ultimately were to lose this issue for the tax years 1994 through 1998, QCII estimates it would have to pay approximately $57 million in tax plus approximately $51 million in interest pursuant to tax sharing agreements with the Anschutz Company relating to those time periods.

QCII has tax related matters pending against it, certain of which are before the Appeals Office of the IRS. In addition, tax sharing agreements have been executed between QCII and previous affiliates, and QCII believes the liabilities, if any, arising from adjustments to previously filed returns would be borne by the affiliated group member determined to have a deficiency under the terms and conditions of such agreements and applicable tax law. Generally, QCII has not provided for liabilities of former affiliated members or for claims they have asserted or may assert against QCII. QCII believes it has adequately provided for these tax-related matters. If the recorded reserves for these tax-related matters are insufficient, QCII may need to record additional amounts in future periods.

Note 6: Severance Accruals

We continue to manage our cost structure and reflect the impact of productivity gains achieved. For the three and nine months ended September 30, 2006, we recorded $32 million and $33 million of severance costs, respectively. These costs were included in our condensed consolidated statements of operations in selling, general and administrative expenses. We expect to substantially complete these payments in 2007.

Note 7: Dividends

During the three and nine months ended September 30, 2006, we declared dividends to our parent of $400 million and $1.4 billion, respectively. On October 16, 2006 we declared a dividend of $600 million to our parent.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Qwest Corporation:

We have audited the accompanying consolidated balance sheets of Qwest Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qwest Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the accompanying consolidated financial statements, effective December 31, 2005, the Company adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. Also, as discussed in note 2, effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations.

KPMG LLP

Denver, Colorado

February 16, 2006

QWEST CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(DOLLARS IN MILLIONS)

	Years Ended December 31,
	2005	2004	2003
Operating revenue	$8,993	$9,267	$10,027
Operating revenue—affiliates	1,055	1,064	784

Total operating revenue	10,048	10,331	10,811
Operating expenses:
Cost of sales (exclusive of depreciation and amortization)	2,132	2,136	2,230
Cost of sales—affiliates	246	306	420
Selling, general and administrative	1,748	1,754	1,927
Selling, general and administrative—affiliates	1,107	1,073	1,171
Depreciation	2,330	2,327	2,412
Capitalized software and other intangible assets amortization	329	366	339
Asset impairment charges	—	54	—

Total operating expenses	7,892	8,016	8,499

Other expense—net:
Interest expense—net	607	584	573
Other income—net	(18)	(17)	(19)
Loss on early retirement of debt—net	37	6	—

Total other expense—net	626	573	554

Income before income taxes, discontinued operations and cumulative effect of changes in accounting principles	1,530	1,742	1,758
Income tax expense	(541)	(698)	(675)

Income from continuing operations	989	1,044	1,083
Loss from discontinued operations, net of tax benefits of $0, $34 and $159, respectively	—	(53)	(252)

Income before cumulative effect of changes in accounting principles	989	991	831
Cumulative effect of changes in accounting principles, net of taxes of $8, $0 and $139, respectively	(12)	—	219

Net income	$977	$991	$1,050

The accompanying notes are an integral part of these consolidated financial statements.

QWEST CORPORATION

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN MILLIONS)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$160	$342
Short-term investments	8	206
Accounts receivable—net	1,019	1,066
Accounts receivable—affiliates	127	156
Deferred income taxes	98	112
Prepaid and other assets	218	262

Total current assets	1,630	2,144

Property, plant and equipment—net	14,037	15,269
Capitalized software and other intangible assets—net	594	798
Prepaid pension asset	1,013	1,021
Other assets	297	358

Total assets	$17,571	$19,590

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Current borrowings	$1	$405
Accounts payable	454	367
Accounts payable—affiliates	609	675
Dividends payable—QSC	126	412
Accrued expenses and other current liabilities	685	803
Deferred revenue and advance billings	492	511

Total current liabilities	2,367	3,173

Long-term borrowings (net of unamortized debt discount of $129 and $139, respectively)	7,664	7,255
Post-retirement and other post-employment benefit obligations	2,851	2,841
Deferred income taxes	1,881	2,194
Other long-term liabilities	279	294
Deferred revenue	193	229

Total liabilities	15,235	15,986

Commitments and contingencies (Note 16)
Stockholder’s equity:
Common stock—one share without par value, owned by QSC	10,157	10,150
Accumulated deficit	(7,821)	(6,546)

Total stockholder’s equity	2,336	3,604

Total liabilities and stockholder’s equity	$17,571	$19,590

The accompanying notes are an integral part of these consolidated financial statements.

QWEST CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN MILLIONS)

	Years Ended December 31,
	2005	2004	2003
OPERATING ACTIVITIES
Net income	$977	$991	$1,050
Adjustments to reconcile net income to cash provided by operating activities:
Loss from discontinued operations net of tax benefits	—	53	252
Depreciation and amortization	2,659	2,693	2,751
Gain on sale of assets	—	(5)	—
Provision for bad debts	74	32	125
Deferred income taxes	(302)	(425)	239
Asset impairment charges	—	54	—
Cumulative effect of changes in accounting principles—net of taxes	12	—	(219)
Income tax benefit distributed to QSC	—	(32)	(173)
Loss on early retirement of debt	37	6	—
Other non-cash charges—net	24	23	23
Changes in operating assets and liabilities:
Accounts receivable	(27)	221	60
Accounts receivable—affiliates	29	(30)	106
Prepaid and other current assets	38	73	5
Prepaid income taxes—QSC	—	—	255
Accounts payable and accrued expenses	(31)	(337)	73
Accounts payable—affiliates	(66)	142	273
Deferred revenue and advance billings	(55)	(184)	(159)
Other non-current assets and liabilities	47	44	163

Cash provided by operating activities	3,416	3,319	4,824

INVESTING ACTIVITIES
Expenditures for property, plant and equipment and intangible assets	(1,232)	(1,437)	(1,635)
Proceeds from sale of property and equipment	—	11	—
Interest in net proceeds from (purchases of) investments managed by QSC	210	48	(266)
Other	9	(5)	(32)

Cash used for investing activities	(1,013)	(1,383)	(1,933)

FINANCING ACTIVITIES
Equity infusions from QSC	—	2,231	—
Payment of current borrowings—affiliate by Qwest Wireless	—	(2,185)	—
Repayments of long-term borrowings, including current maturities	(1,156)	(952)	(1,271)
Proceeds from long-term borrowings	1,150	836	1,729
Dividends paid to QSC	(2,536)	(2,451)	(2,880)
Collection of note receivable—affiliate	—	286	—
Debt issuance costs	(18)	(14)	(36)
Early debt retirement costs	(25)	—	—

Cash used for financing activities	(2,585)	(2,249)	(2,458)

CASH AND CASH EQUIVALENTS
(Decrease) increase in cash and cash equivalents	(182)	(313)	433
Net cash used by discontinued operations	—	—	(5)
Beginning balance	342	655	227

Ending balance	$160	$342	$655

CASH FLOWS FROM DISCONTINUED OPERATIONS (revised)
Net cash used in discontinued operating activities		$(62)	$(207)
Cash used in investing activities—discontinued operations		(5)	(28)
Cash provided by financing activities—discontinued operations		67	230

Net decrease in cash—discontinued operations		$—	$(5)

The accompanying notes are an integral part of these consolidated financial statements.

QWEST CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(DOLLARS IN MILLIONS)

	Common Stock	Note Receivable— Affiliate	(Accumulated Deficit)	Total
Balance, December 31, 2002	$8,400	$(286)	$(3,617)	$4,497
Net income	—	—	1,050	1,050
Dividends declared on common stock	—	—	(2,306)	(2,306)
Stock-based compensation expense	1	—	—	1
Income tax benefit distributed to QSC	(173)	—	—	(173)
Other net asset transfers	8	—	—	8

Balance, December 31, 2003	8,236	(286)	(4,873)	3,077
Net income	—	—	991	991
Dividends declared on common stock	—	—	(2,664)	(2,664)
Income tax benefit distributed to QSC	(32)	—	—	(32)
Equity infusions	2,231	—	—	2,231
Wireless subsidiary net asset transfer	(296)	—	—	(296)
Other net asset transfers and collection of note receivable	11	286	—	297

Balance, December 31, 2004	10,150	—	(6,546)	3,604
Net income	—	—	977	977
Dividends declared on common stock	—	—	(2,250)	(2,250)
Other comprehensive income	—	—	(2)	(2)
Other net asset transfers	7	—	—	7

Balance, December 31, 2005	$10,157	$—	$(7,821)	$2,336

The accompanying notes are an integral part of these consolidated financial statements.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

Unless the context requires otherwise, references in this prospectus to “QC” refer to Qwest Corporation, references to “Qwest,” “we,” “us,” the “Company” and “our” refer to Qwest Corporation and its consolidated subsidiaries, and references to “QCII” refer to our ultimate parent company, Qwest Communications International Inc., and its consolidated subsidiaries.

Note 1: Business and Background

We are wholly owned by Qwest Services Corporation (“QSC”), which is wholly owned by QCII. We provide local telecommunications and related services, IntraLATA long-distance services and data and video services within our local service area, which consists of the 14-state region of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. Our operations are included in the consolidated operations of our ultimate parent, QCII, and generally account for the majority of QCII’s consolidated revenue. Our telecommunications products and services are provided through our telephone network located within our local service area. In addition to our operations, QCII maintains a wireless business and a national fiber optic network. Through its fiber optic network, QCII provides the following wireline products and services that we do not provide:

•	InterLATA long-distance services;

•	Dedicated Internet access;

•	Virtual private network;

•	Web hosting; and

•	Professional services.

For certain other products and services we provide and for a variety of internal communications functions, we utilize QCII’s fiber optic network to transport voice and data traffic. Also, through its national fiber optic network, QCII provides some data and Internet access services, including private line, ATM and Frame Relay, that are similar to services we provide within our local service area.

Until May 1, 2004, we provided wireless services through our wholly owned subsidiary, Qwest Wireless LLC (“Qwest Wireless”). On May 1, 2004, we transferred ownership of Qwest Wireless to an affiliate. As a consequence, we no longer have wireless operations, and the results of operations and financial position of Qwest Wireless are included in discontinued operations in our consolidated financial statements. Please see Note 7—Transfer of Qwest Wireless Operations to our audited consolidated financial statements for additional information on discontinued operations.

Note 2: Summary of Significant Accounting Policies

Basis of presentation. The accompanying consolidated financial statements include our accounts and the accounts of our subsidiaries over which we exercise control. All intercompany amounts and transactions with our consolidated subsidiaries have been eliminated.

We record intercompany charges at the amounts billed to us by our affiliates. Regulatory rules require certain expenses to be recorded at market price or fully distributed cost, as more fully described in Note 15—Related Party Transactions to our audited consolidated financial statements. Regulators periodically review our compliance with regulations. Adjustments to intercompany charges that result from these reviews are recorded in the period they become known. We purchase services, such as marketing and advertising, information technology, product and technical services as well as general support services from affiliates. We provide to our affiliates telephony and data services as well as other services.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

Because of the significance of the services we purchase from our affiliates and our other affiliate transactions, the results of operations, financial position, and cash flows presented herein are not necessarily indicative of the results of operations, financial position and cash flows we would have achieved had we operated as a stand-alone entity during the periods presented.

Use of estimates. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions made when accounting for items and matters such as long-term contracts, customer retention patterns, allowance for bad debts, depreciation, amortization, asset valuations, internal labor capitalization rates, recoverability of assets, impairment assessments, employee benefits, taxes, reserves and other provisions and contingencies are reasonable, based on information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. We also assess potential losses in relation to threatened or pending legal matters. If a loss is considered probable and the amount can be reasonably estimated, we recognize an expense for the estimated loss. Actual results could differ from these estimates.

Reclassifications. We utilize the cash management services of QSC. QSC concentrates our cash with that of all of its other subsidiaries and manages and invests the cash on our behalf. We previously reported as cash and cash equivalents on our balance sheets the amount of cash held by QSC on our behalf. QSC’s cash management portfolio includes cash, money market funds, qualified purchaser funds, repurchase agreements, commercial paper, investments in auction rate securities and U.S. government agency and corporate notes. In March 2005, QCII reclassified its investment in auction rate securities from cash and cash equivalents into short-term investments in its consolidated balance sheets. Following QCII’s reclassification of these investments, we decided that our proportionate share of the QSC portfolio of invested cash and our agency relationship with QSC is more appropriately reflected by reclassifying out of cash and cash equivalents into short-term and long-term investments our proportionate share of the investment in auction rate securities and U.S. government agency and corporate notes. Accordingly, we have reclassified $218 million of cash and cash equivalents as of December 31, 2004 into $206 million of short-term investments and $12 million of other non-current assets in our consolidated balance sheets. We have reclassified our interest in the investments managed by our parent in our consolidated statements of cash flows, decreasing cash used for investing activities by $48 million from $1,431 million to $1,383 million for the year ended December 31, 2004 and increasing cash used for investing activities by $266 million from $1,667 million to $1,933 million for the year ended December 31, 2003. This reclassification has no impact on previously reported total assets or results of operations or on our debt covenants and it does not affect previously reported cash flows from operating or financing activities.

Certain other prior year balances have been reclassified to conform to the current year presentation including reclassifications of $144 million and $131 million from selling, general and administrative expense to selling, general and administrative-affiliates for the years ended December 31, 2005 and 2004, respectively.

In 2005, the company separately disclosed the operating, investing and financing portions of the cash flows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount.

Revenue recognition. Revenue for services is recognized when the related services are provided. Payments received in advance are deferred until the service is provided. Up-front fees received, primarily activation fees and installation charges, as well as the associated customer acquisition costs, are deferred and recognized over

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

the expected customer relationship period, which ranges from one to five years. The amount of customer acquisition costs which are deferred is less than or equal to the amount of up-front fees deferred. Costs in excess of up-front fees are recorded as an expense in the period incurred. Expected customer relationship period is estimated using historical data. Termination fees or other fees on existing contracts that are negotiated in conjunction with new contracts are deferred and recognized over the new contract term.

Revenue related to equipment sales is recognized upon acceptance by the customer, and when all the conditions for revenue recognition have been satisfied. Customer arrangements that include both equipment and services are evaluated to determine whether the elements are separable based on objective evidence. If the elements are separable and separate earnings processes exist, total consideration is allocated to each element based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. If separate earnings processes do not exist, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

Advertising costs. Costs related to advertising are expensed as incurred. Advertising expense was $240 million, $158 million and $97 million for the years ended December 31, 2005, 2004 and 2003, respectively, and is included in selling, general and administrative on our consolidated statements of operations.

Income taxes. We are included in the consolidated federal income tax return of QCII. The QCII tax allocation policy treats our consolidated results as if we were a separate taxpayer. The policy requires that each subsidiary pay its tax liabilities in cash based upon each subsidiary’s separate return taxable income. To the extent a subsidiary has taxable losses, no funding is received and therefore such benefit is retained by QCII. We are also included in combined state tax returns filed by QCII, and the same payment and allocation policy applies.

The provision for income taxes consists of an amount for taxes currently payable and an amount for tax consequences deferred to future periods, and adjustments to our liabilities for uncertain tax positions. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement and tax basis of assets and liabilities as well as for operating loss and tax credit carryforwards using enacted tax rates expected to apply in the year in which the differences are expected to affect taxable income. The effect on deferred income tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be recovered.

We use the deferral method of accounting for investment tax credits earned prior to the repeal of such credits in 1986. We also defer certain transitional investment tax credits earned after the repeal, as well as investment tax credits earned in certain states. We amortize these credits ratably over the estimated service lives of the related assets as a credit to our income tax provision in our consolidated statement of operations.

Cash and cash equivalents. We utilize the cash management services of QCII. QCII manages our cash in accordance with its cash investment policy, which restricts investments to ensure preservation of principal and maintenance of liquidity. Although cash and cash equivalents balances are generally unsecured, our balances are maintained with financial institutions that QCII and we believe are creditworthy. We consider cash on hand, deposits in banks and investments purchased with original maturities of three months or less to be cash and cash equivalents. Our cash investment policy limits the concentration of investments with specific financial institutions or among certain products and includes criteria related to credit worthiness of any particular financial institution.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

Allowance for doubtful accounts. The allowance for doubtful accounts receivable reflects our best estimate of probable losses inherent in our receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Property, plant and equipment. Property, plant and equipment are carried at cost, plus the estimated value of any associated legal retirement obligations. Property, plant and equipment are depreciated primarily using the straight-line group method. Under the straight-line group method, assets dedicated to providing telecommunications services (which comprise the majority of our property, plant and equipment) that have similar physical characteristics, use and expected useful lives are categorized in the year acquired on the basis of equal life groups for purposes of depreciation and tracking. Generally, under the straight-line group method, when an asset is sold or retired, the cost is deducted from property, plant and equipment and charged to accumulated depreciation without recognition of a gain or loss. A gain or loss is recognized in our consolidated statements of operations only if a disposal is abnormal or unusual or when a sale involves land or assets associated with the sale of customer contracts. Leasehold improvements are amortized over the shorter of the useful lives of the assets or the lease term. Expenditures for maintenance and repairs are expensed as incurred. Interest is capitalized during the construction phase of network and other internal-use capital projects. Employee-related costs directly related to construction of internal use assets are also capitalized during the construction phase. Property, plant and equipment supplies used internally are carried at average cost, except for significant individual items for which cost is based on specific identification.

We have asset retirement obligations associated with the removal of a limited group of property, plant and equipment assets from leased properties, and the disposal of certain hazardous materials present in our owned properties. When an asset retirement obligation is identified, usually in association with the acquisition of the asset, we record the fair value of the obligation as a liability. The fair value of the obligation is also capitalized as property, plant and equipment and then amortized over the estimated remaining useful life of the associated asset. Where the removal obligation is not legally binding, the net cost to remove assets is expensed in the period in which the costs are actually incurred.

Our policy for asset retirement obligations was changed at December 31, 2005 to include accruals for the estimated disposal costs of certain hazardous materials present in our owned properties, pursuant to our adoption of FIN 47. See further discussion below in the section entitled Recently Adopted Accounting Pronouncements. Our policy for asset retirement obligations was also changed in 2003 with the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). Prior to 2003, we included estimated net removal costs (removal costs less salvage) in our group depreciation rates, including those asset retirement obligations that were not legally binding. These costs had been reflected in the calculation of depreciation expense and, therefore, were recognized in accumulated depreciation. The change in policy in 2003 required us to record a cumulative effect of a change in accounting principle benefit of $365 million before taxes. The total net income impact of the 2003 change in policy was $219 million ($365 million less an asset retirement obligation of $7 million, net of income taxes of $139 million).

Impairment of long-lived assets. We review long-lived assets, other than intangible assets with indefinite lives, for impairment whenever facts and circumstances indicate that the carrying amounts of the assets may not be recoverable. An impairment loss is recognized only if the carrying amount of the asset is not recoverable and exceeds its fair value. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future net cash flows expected to be generated by the asset. If the asset’s carrying value is not recoverable, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its fair value. We determine fair values by using a combination of comparable market values and discounted cash flows, as appropriate.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

Capitalized software and other intangible assets. Internally used software, whether purchased or developed, is capitalized and amortized using the straight-line group method over an estimated useful life of 18 months to five years. In accordance with American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” we capitalize certain costs associated with software such as costs of employees devoting time to the projects and external direct costs for materials and services. Costs associated with internally developed software to be used internally are expensed until the point at which the project has reached the development stage. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. The capitalization of software requires judgment in determining when a project has reached the development stage and the period over which we expect to benefit from the use of that software.

Intangible assets with finite lives are amortized on a straight-line basis over that life. Where there are no legal, regulatory, contractual or other factors that would reasonably limit the useful life of an intangible asset, we classify the intangible asset as indefinite lived and such intangible assets are not amortized.

Derivative instruments. All derivatives are measured at fair value and recognized as either assets or liabilities on our consolidated balance sheets. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or loss in our consolidated statement of operations in other income—net in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss) and recognized in earnings (losses) when the hedged item is recognized in earnings (losses).

Restructuring charges. Periodically, QCII commits to exit certain business activities, eliminate administrative and network locations, and/or significantly reduce our number of employees. At the time a restructuring plan is approved by QCII, we record a charge to the consolidated statement of operations for our estimated costs associated with the plan. We also record a charge when we permanently cease use of a leased location. Charges associated with these exits or restructuring plans incorporate various estimates, including severance costs, sublease income and costs, disposal costs, length of time on market for abandoned rented facilities and contractual termination costs. Estimates of charges associated with abandoned operating leases, some of which entail long-term lease obligations, are based on existing market conditions and net amounts that we estimate we will pay in the future. In accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), charges associated with abandoned operating leases recorded under restructuring plans in 2003 and subsequently were measured using the present value of the estimated net amounts we will pay while charges recorded prior to 2003 were measured on an undiscounted basis.

Fair value of financial instruments. Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and borrowings and interest rate swap agreements. The carrying values of cash and cash equivalents, accounts receivable, auction rate securities, accounts payable and short-term borrowings approximate their fair values because of their short-term nature. Our borrowings had a fair value of approximately $8.2 billion at December 31, 2005 and 2004. The fair values of our borrowings are based on quoted market prices where available, if not available, based on discounted future cash flows using current market interest rates. We did not have any interest rate swap agreements in effect at December 31, 2005. Our interest rate swap agreements had a fair value of $0.2 million at December 31, 2004.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

Stock based compensation. Some of our employees participate in QCII’s stock-based compensation plans. These plans are accounted for using the intrinsic-value recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method no compensation expense is recognized for options granted to employees when the strike price of those options equals or exceeds the value of the underlying security on the measurement date. Any excess of the stock price on the measurement date over the exercise price is recorded as deferred compensation and amortized over the service period during which the stock option award vests using the accelerated method described in Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.” QCII allocates to us our share of the deferred compensation expense described herein based on options granted to our employees.

Had compensation cost for our employees’ participation in the QCII stock-based compensation plans been determined under the fair-value method in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” our net income would have been changed to the pro forma amounts indicated below:

	Years Ended December 31,
	2005	2004	2003
	(Dollars in millions)
Net income:
As reported	$977	$991	$1,050
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method for all awards, net of related tax effects	(57)	(22)	(20)

Pro forma	$920	$969	$1,030

The pro forma amounts reflected above may not be representative of the effects on our reported net income or loss in future years because the number of future shares to be issued under these plans is not known and the assumptions used to determine the fair value can vary significantly. Following are the weighted-average assumptions used with the Black-Scholes option-pricing model to estimate the fair value of all QCII options granted to our employees in 2005, 2004 and 2003:

	Years Ended December 31,
	2005	2004	2003
Risk-free interest rate	3.8%	2.8%	2.7%
Expected dividend yield	0.0%	0.0%	0.0%
Expected option life (years)	4.4	4.3	4.4
Expected stock price volatility	88%	88%	88%
Weighted-average grant date fair value	$2.74	$3.10	$2.37

On August 18, 2005, the Compensation and Human Resources Committee of QCII’s Board of Directors accelerated the vesting of all outstanding and unvested stock options that have an exercise price equal to or greater than $3.79, which was the closing market price of QCII’s common stock on such date. The impact of the acceleration on net income as shown in the above table was an increase in pro forma stock-based compensation expense of approximately $33 million in 2005. Aside from the acceleration of the vesting date, the terms and conditions of the stock option agreements governing the underlying stock options remain unchanged.

The purpose of the acceleration was to avoid recognizing future compensation expense associated with the accelerated options upon the adoption of SFAS No. 123R, “Share Based Payments” (“SFAS No. 123R”). SFAS No. 123R sets forth accounting requirements for “share-based” compensation to employees and requires

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

companies to recognize in their income statements the grant-date fair value of stock options and other equity-based compensation.

Stockholder’s equity. In the normal course of business we transfer assets to and from our parent, QSC. It is QCII’s and our policy to record asset transfers to and from QSC based on carrying values.

Recently Adopted Accounting Pronouncements and Cumulative Effect of Adoption

In December 2005, we adopted FIN No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 is an interpretation of SFAS No. 143 and requires us to recognize asset retirement obligations that are conditional on a future event, such as the obligation to safely dispose of asbestos when a building is remodeled or demolished. Upon adoption of FIN 47, we determined that we have conditional asset retirement obligations to properly dispose of or encapsulate asbestos in several of our buildings and to dispose of fuel storage tanks and other similar potentially hazardous items. We recorded a cumulative effect of a change in accounting principle charge upon adoption of FIN 47 of $12 million (liability of $23 million less an asset of $3 million, net of income taxes of $8 million) in 2005. Had FIN 47 been adopted prior to 2003, our liabilities associated with asset retirement obligations would have increased by $23 million both at December 31, 2004 and 2003. Had we adopted FIN 47 prior to 2003, operating results for the years ending December 31, 2005, 2004 and 2003 would not have changed materially.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets” (“SFAS No. 153”), which we adopted on July 1, 2005. Prior to the adoption of SFAS No. 153, we were required to measure the value of certain assets exchanged in non-monetary transactions by using the net book value of the asset relinquished. Under SFAS No. 153, we now measure assets exchanged at fair value, as long as the transaction has commercial substance and the fair value of the assets exchanged is determinable within reasonable limits. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 has not had a material effect on our financial position or results of operations for the year ended December 31, 2005.

Recently Issued Accounting Pronouncements

In May 2005, the FASB, as part of an effort to conform to international accounting standards, issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which was effective for us beginning on January 1, 2006. SFAS No. 154 requires that all voluntary changes in accounting principles be retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS No. 154 requires that the new principle be applied to the earliest period practicable. Currently, we do not anticipate any voluntary changes in accounting principles that, upon the adoption of SFAS No. 154, would have a material effect on our financial position or results of operations.

In April 2005, the Securities and Exchange Commission (“SEC”) delayed the effective date of SFAS No. 123R. SFAS No. 123R became effective for us as of the interim reporting period beginning January 1, 2006. SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized in the financial statements based on the fair value of the equity or liability instruments issued. SFAS No. 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. We do not anticipate that the adoption of SFAS No. 123R will have a material impact on our financial position or results of operations.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

Note 3: Accounts Receivable

The following table presents details of our accounts receivable balances:

	December 31,
	2005	2004
	(Dollars in millions)
Trade receivables	$646	$680
Earned and unbilled receivables	203	210
Purchased receivables	236	248

Subtotal	1,085	1,138
Less: Allowance for bad debts	(66)	(72)

Accounts receivable non-affiliates—net	1,019	1,066
Accounts receivable—affiliates	127	156

Accounts receivable—net	$1,146	$1,222

We are exposed to concentrations of credit risk from customers within our local service area and from other telecommunications service providers. We generally do not require collateral to secure our receivable balances. We have agreements with other telecommunications service providers whereby we agree to bill and collect on their behalf for services rendered by those providers to our customers within our local service area. We purchase accounts receivable from other telecommunications service providers on a recourse basis and include these amounts in our accounts receivable balance. We have not experienced any significant losses related to these purchased receivables.

Note 4: Property, Plant and Equipment

The components of property, plant and equipment are as follows:

	Depreciable Lives	December 31,
		2005	2004
		(Dollars in millions)
Land	N/A	$100	$101
Buildings	15-40 years	2,909	2,987
Communications equipment	8-10 years	18,653	18,551
Other network equipment	8-50 years	19,499	18,989
General purpose computers and other	5-11 years	2,011	2,186
Construction in progress	N/A	138	99

Total property, plant and equipment		43,310	42,913
Less: accumulated depreciation		(29,273)	(27,644)

Property, plant and equipment—net		$14,037	$15,269

Asset Retirement Obligations

As discussed in Note 2—Summary of Significant Accounting Policies to our audited consolidated financial statements, we adopted SFAS No. 143 on January 1, 2003, and we adopted FIN 47 on December 31, 2005. At December 31, 2005, our asset retirement obligations primarily related to the costs of removing circuit equipment

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

from leased properties when leases expire, and the costs of properly disposing of asbestos and other hazardous materials when we remodel or demolish buildings we own. Asset retirement obligations are included in other long-term liabilities on our consolidated balance sheets. The following is a reconciliation of our asset retirement obligations for the periods indicated:

	2005	2004	2003
	(Dollars in millions)
Asset retirement obligations, January 1	$4	$4	$3
Accretion expense	—	—	1
Liabilities incurred, including adoption of FIN 47	23	—	—

Asset retirement obligations, December 31	$27	$4	$4

Note 5: Intangible Assets

As of December 31, 2005 and 2004, we had capitalized software with finite lives of between 1.5 and 5 years with carrying costs of $1,455 million and $1,819 million, respectively, and accumulated amortization of $861 million and $1,021 million, respectively.

We recorded amortization expense of $329 million in 2005 for intangible assets with finite lives. Based on the current balance of intangible assets subject to amortization, the estimated amortization for each of the succeeding 5 years is as follows:

Estimated Amortization Expense
(Dollars in millions)
2006	$263
2007	162
2008	99
2009	52
2010	18

Total	$594

Note 6: Borrowings

Current Borrowings

As of December 31, 2005 and 2004, our current borrowings consisted of:

	December 31,
	2005	2004
	(Dollars in millions)
Current portion of long-term borrowings	$—	$400
Current portion of capital lease obligations and other	1	5

Total current borrowings	$1	$405

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

Long-term Borrowings

As of December 31, 2005 and 2004, our long-term borrowings consisted of the following:

	December 31,
	2005	2004
	(Dollars in millions)
Notes with various rates ranging from 5.50% to 9.02%, including LIBOR* plus 4.75%, with maturities from 2007 to 2043	$7,789	$7,788
Unamortized discount and premium	(129)	(139)
Capital lease obligations and other	5	11
Less: current portion	(1)	(405)

Total long-term borrowings	$7,664	$7,255

*	London interbank offering rate

Our long-term borrowings had the following interest rates and maturities at December 31, 2005:

	Maturities						Total
Interest Rates	2006	2007	2008	2009	2010	Thereafter
	(Dollars in millions)
Above 5% to 6%	$—	$70	$320	$—	$—	$—	$390
Above 6% to 7%	—	90	—	—	500	1,000	1,590
Above 7% to 8%	—	—	2	—	—	3,557	3,559
Above 8% to 9%	—	—	—	—	—	1,750	1,750
Above 9%	—	500	—	—	—	—	500

Total	$—	$660	$322	$—	$500	$6,307	7,789

Capital lease obligations and other							5
Unamortized discount and premium							(129)
Less: current portion							(1)

Total long-term borrowings							$7,664

Covenants

The indentures governing the notes in the above table contain certain covenants including, but not limited to: (i) a prohibition on certain liens on the assets of Qwest and (ii) a limitation on mergers or sales of all, or substantially all, of the assets of Qwest, which limitation requires that a successor assume the obligation with regard to these notes. These indentures do not contain any cross-default provisions. We were in compliance with all of the covenants at December 31, 2005.

New Issues

On June 17, 2005, QC issued a total of $1.15 billion aggregate principal amount of new debt consisting of $750 million of Floating Rate Notes due 2013 with interest at LIBOR plus 3.25% (7.74% as of December 31, 2005) and $400 million of 7.625% Notes due 2015.

On November 23, 2004, QC issued $250 million aggregate principal amount of its 7.875% Notes due 2011.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

On August 19, 2004, QC issued an aggregate of $575 million of 7.875% Notes due 2011.

The aggregate net proceeds from the above offerings have been or will be used for general corporate purposes, including funding or refinancing our investments in telecommunication assets.

Tender offers and related payments at maturity

On June 7, 2005, QC commenced the following cash tender offers:

•	QC offered to purchase up to $250 million aggregate principal amount of its 6 5/8% Notes due 2005 (the “QC 6 5/8% Notes”). We received and accepted tenders of approximately $211 million face amount of these notes for $212 million. On September 15, 2005, QC paid the remaining $39 million of these notes that matured on that date.

•	QC offered to purchase up to $150 million aggregate principal amount of its 6 1/8% Notes due November 15, 2005 (the “QC 6 1/8% Notes”). We received and accepted tenders of approximately $129 million face amount for $130 million. On November 15, 2005, QC paid the remaining $21 million of these notes that matured on that date.

On August 11, 2004, QC commenced a cash tender offer for up to $750 million aggregate principal amount of its 7.20% Notes due November 1, 2004. QC received and accepted tenders of approximately $569 million face amount for $574 million in cash. On November 1, 2004, QC paid the remaining $181 million of these notes that matured on that date.

Prepayment

On June 20 and June 23, 2005, QC pre-paid an aggregate of $750 million face amount of the $1.25 billion floating rate tranche of its senior term loan that matures in June 2007 for $773 million.

Redemption

On May 1, 2004, QC redeemed the entire $100 million outstanding principal on its 5.65% Notes due November 1, 2004 and the entire $41 million outstanding principal amount on its 39-year 5.5% debentures due June 1, 2005 at face value.

Registered exchange offers

On May 27, 2005, QC commenced registered exchange offers for its 7.875% Notes due 2011 (the “2011 QC Notes”) and its 8 7/8% Notes due 2012 (the “2012 QC Notes”) pursuant to the registration rights agreements that it entered into in connection with the issuance of these notes. QC completed the registered exchange offers for the 2011 QC Notes and 2012 QC Notes on July 5, 2005.

Interest Rate Swap Activity

In 2004 we entered into interest rate swap agreements with notional amounts totaling $575 million. We previously disclosed that these interest rate swap agreements were designated as fair-value hedges, which effectively converted the related fixed-rate debt to floating rate through the receipt of fixed-rate amounts in exchange for floating-rate interest payments. While the structure of the swaps did not change, we determined in the first quarter of 2005 that these agreements did not meet all the requirements to be treated as fair-value hedges.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

As a result of this change, the changes in the fair value of the swap agreements were included in other income— net in our consolidated statement of operations. Had we applied this same accounting treatment to the swap agreements in 2004, the impact would have been less than $1 million in our 2004 financial statements.

In the second quarter of 2005, we terminated all of these interest rate swap agreements and paid $3 million to terminate the agreements. The changes in fair value prior to termination resulted in a $3 million non-operating loss for the year ended December 31, 2005, which is included in other income—net in our consolidated statements of operations.

Other debt related matters

As of December 31, 2005, QCII, QSC and QC were in compliance with all of the provisions and covenants of their borrowings.

Interest

The following table presents the amount of gross interest expense, capitalized interest and cash paid for interest during 2005, 2004 and 2003:

	Years Ended December 31,
	2005	2004	2003
	(Dollars in millions)
Gross interest expense	$614	$593	$586
Capitalized interest	(7)	(9)	(13)

Net interest expense	$607	$584	$573

Cash interest paid	$585	$567	$579

Note 7: Transfer of Qwest Wireless Operations

On April 30, 2004, QSC made a capital contribution of $2.185 billion to us. We, in turn, made a capital contribution of the same amount into Qwest Wireless, which used these proceeds to pay down its $2.185 billion in outstanding borrowings.

On May 1, 2004, we transferred ownership of Qwest Wireless to an affiliate. The transfer was made in the form of a dividend to QSC, and as a result, no consideration was exchanged. Due to this transfer, we no longer have wireless operations, and the results of Qwest Wireless operations are presented as discontinued operations in these financial statements. Qwest Wireless purchases services from us that previously were eliminated in our consolidation. We now recognize the Qwest revenue from affiliate wireless operations in our consolidated statements of operations.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

The following table presents the summarized results of operations related to our discontinued operations for the years ended December 31, 2004 and 2003:

	Years Ended December 31,
	2004	2003
	(Dollars in millions)
Wireless operating revenue	$168	$594
Qwest revenue from affiliate wireless operations	(43)	(144)

Net revenue	125	450
Costs and expenses:
Costs of sales	(64)	(222)
Selling, general and administrative	(88)	(211)
Depreciation and amortization	(7)	(55)
Asset impairment charges and other	—	(230)

Loss from operations	(34)	(268)
Other expense	(53)	(143)

Loss before income taxes	(87)	(411)
Income tax benefit	34	159

Loss from discontinued operations	$(53)	$(252)

Note 8: Realignment and Restructuring Charges

During 2005 we, as part of QCII’s activities, incurred charges of $11 million related to severance and exiting operating leases in the normal course of right sizing our operations. These charges which are included in our consolidated statement of operations in selling, general and administrative expenses and the related liabilities were not considered to be a significant restructuring of our operations and therefore are not included in the table or amounts discussed below. We, as part of QCII’s 2004 and prior restructuring plans, identified specific employee reductions in various functional areas to balance our workload with business demands and consolidate excess facilities. The restructuring reserve balances discussed below are included in our consolidated balance sheets in the category of accrued expenses and other current liabilities for the current portion and other long-term liabilities for the long-term portion. Charges and reversals discussed below are included in our consolidated statement of operations in selling, general and administrative expenses. As of December 31, 2005 and 2004, the amounts included as current liabilities were $11 million and $49 million, and the non-current portions were $8 million and $12 million, respectively.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

The following table summarizes the activity related to the remaining liability for restructuring costs discussed below, comprised primarily of estimated severance payments and future net payments on abandoned operating leases, as of December 31, 2005. These future net payments for lease obligations are also included in our commitments table in Note 16—Commitments and Contingencies to our audited consolidated financial statements.

	Our Portion of QCII’s
	2004 Restructuring Plan	2003 Restructuring Plan	2002 and Prior Restructuring Plans	Total
	(Dollars in millions)
December 31, 2002 Balance	$—	$—	$82	$82
Provisions	—	71	—	71
Utilization	—	(20)	(47)	(67)
Reversals	—	—	(14)	(14)

December 31, 2003 Balance	—	51	21	72
Provisions	71	—	4	75
Utilization	(32)	(35)	(5)	(72)
Reversals	(2)	(9)	(3)	(14)

December 31, 2004 Balance	37	7	17	61
Provisions	—	—	1	1
Utilization	(20)	(1)	(3)	(24)
Reversals	(10)	(5)	(4)	(19)

December 31, 2005 Balance	$7	$1	$11	$19

2004 Restructuring Plan

During the year ended December 31, 2004, as part of an ongoing effort of evaluating costs of operations, QCII reviewed our employee levels in certain areas of our business. QCII identified approximately 2,090 of our employees from various functional areas to be terminated as part of the 2004 restructuring plan. As a result, we established a reserve and recorded a charge to our 2004 consolidated statement of operations for $71 million and utilized $32 million for costs of severance benefits pursuant to established severance policies.

During the year ended December 31, 2005, we utilized $20 million of the 2004 restructuring reserves for employee severance payments. As of December 31, 2005, approximately 2,030 of the 2,090 planned employee reductions had been completed. As the employee reduction plan was essentially complete and actual costs were less than originally estimated, we reversed $10 million of severance benefits during the year ended December 31, 2005. We anticipate using the balance of the 2004 reserve balances primarily for remaining severance payments provided by the plans.

2003 Restructuring Plan

During the year ended December 31, 2003, as part of an ongoing effort of evaluating costs of operations, QCII reviewed our employee levels in certain areas of our business. QCII identified approximately 1,600 of our employees from various functional areas to be terminated as part of this restructuring. As a result of this restructuring, we established a reserve and recorded a charge to our 2003 consolidated statement of operations for $71 million to cover the associated costs. The restructuring reserve included charges of $65 million related to severance benefits pursuant to established severance policies and $6 million for real estate exit obligations, which primarily include estimated future net payments on abandoned operating leases. The real estate exit costs include the net present value of rental payments due over the remaining term of the leases, net of estimated sublease rentals and estimated costs to terminate the leases. Through December 31, 2003, we had utilized $20 million of the 2003 restructuring reserves for severance payments.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

During the year ended December 31, 2004, we utilized $34 million of the 2003 restructuring plan reserves for employee severance payments and $1 million for real estate exit-related payments. As the 2003 employee reduction plan was essentially complete and actual costs were less than originally estimated, we reversed $9 million of severance related reserves during the year ended December 31, 2004.

During the year ended December 31, 2005, we reversed $5 million of the 2003 restructuring plan severance related reserves as the employee severance benefit payments were complete. We also utilized $1 million for payments under the remaining operating leases.

2002 and Prior Restructuring Plans

QCII had identified 7,200 employees to be terminated as part of the 2002 and prior restructuring plans and as of December 31, 2003 these employee reductions were complete. As the 2002 and prior restructuring plans were complete, and actual costs were less than originally estimated, we reversed $14 million of the restructuring reserve during the year ended December 31, 2003. During the year ended December 31, 2003, we utilized $33 million of the reserves for employee severance payments, and utilized $14 million for real estate exit-related payments. The remaining restructure reserve as of December 31, 2003 for the 2002 and prior restructuring plans included $4 million for severance payments and $17 million for real estate exit costs.

During the year ended December 31, 2004, for the 2002 and prior restructuring plans we increased our reserves for real estate exit costs by $4 million, primarily due to downward revisions in expected sub-lease rentals, utilized $5 million for real estate exit-related lease obligations, and reversed $3 million of severance related reserves as the employee severance benefit payments were essentially complete.

During the year ended December 31, 2005, for the 2002 and prior restructuring plans we utilized $3 million of the reserves for real-estate exit-related payments. We re-evaluated our estimated real estate costs resulting in a net reduction in our 2002 and prior reserves of $3 million. We anticipate using the balance of the 2002 and prior reserve balances primarily for remaining net lease payments provided by the plans over the remaining terms of the leases which are up to six years.

Segment Information

We do not have separate segments although we contribute to QCII’s segments. Our restructuring (reversals) charges of ($14) million, $57 million, and $52 million are included in QCII’s wireline services segment and ($4) million, $4 million, and $5 million are included in QCII’s other services segment for the years ended December 31, 2005, 2004 and 2003, respectively.

Cumulative Plan Utilization

The following table outlines our cumulative utilization of the 2004, 2003 and 2002 and prior restructuring and merger-related plans through December 31, 2005:

	December 31, 2005— Cumulative Utilization
	Severance and Related	Real Estate Exit and Related	Total
	(Dollars in millions)
2004 restructuring plan	$52	$—	$52
2003 restructuring plan	54	2	56
2002 restructuring and prior plans	432	695	1,127

Total cumulative utilization	$538	$697	$1,235

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

Note 9: Other Financial Information

Prepaid and other assets

Prepaid and other assets contain $170 million and $191 million of deferred installation and activation charges as of December 31, 2005 and 2004, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2005	2004
	(Dollars in millions)
Accrued property and other taxes	$269	$250
Employee compensation	168	215
Current portion of state regulatory and other legal reserves	61	131
Accrued interest	124	120
Restructuring and realignment reserves	32	50
Other	31	37

Total accrued expenses and other current liabilities	$685	$803

Other Long-Term Liabilities

Other long-term liabilities primarily include unamortized investment tax credits, customer deposits, and deferred rents.

Note 10: Employee Benefits

Pension, Post-retirement and Other Post-employment Benefits

Our employees participate in the QCII pension, non-qualified pension, post-retirement healthcare and life insurance, and other post-employment benefit plans. The amounts contributed by us are not segregated or restricted to pay amounts due to our employees and may be used to provide benefits to other employees of QCII or its affiliates. QCII allocates the cost of pension, non-qualified pension, and post-retirement healthcare and life insurance benefits and the associated obligations and assets to us and determines our required contribution. The allocation is based upon demographics of our employees compared to all the remaining participants. In determining our allocated amounts, QCII makes numerous assumptions. Changes in any of QCII’s assumptions could have a material impact on the expense allocated to us.

In accordance with SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” we are required to disclose the amount of our contributions to QCII relative to the QCII pension, post-retirement and other post-employment benefit plans. No pension funding was required during 2005 or 2004 and as of December 31, 2005 and 2004, the fair value of the assets in the qualified pension trust exceeded the accumulated benefit obligation of the qualified pension plan. During 2005 and 2004, we made contributions of $6 million and $14 million, respectively to the post-retirement healthcare plan. We expect 2006 contributions to be approximately $3 million.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

Our allocated pension expense (credits) for 2005, 2004, and 2003 were $19 million, ($70) million, and ($108) million, respectively. Our allocated post-retirement benefit costs for 2005, 2004, and 2003 were $160 million, $229 million, and $297 million, respectively. These allocated amounts represent our share of the pension expense (credits) and post-retirement benefit costs based on the actuarially determined amounts.

The accumulated post-retirement benefit obligation (“ABO”) for QCII’s occupational (union) healthcare and life insurance post-retirement plan benefits is estimated based on the terms of the written plan as negotiated with our employees’ unions as well as numerous assumptions, estimates and judgments, including but not limited to, healthcare cost trend rates and mortality trend rates. In the third quarter of 2005, we negotiated new three-year collective bargaining agreements covering approximately 23,000 unionized employees. These new agreements reflect changes for the occupational post-1990 retirees, including: (i) retirees will begin contributing to the cost of healthcare benefits in excess of specified limits on the company-funded portion of retiree healthcare costs (also referred to as “caps”) beginning January 1, 2009, rather than January 1, 2006, the previous effective date of the caps: (ii) retirees will receive a reduced life insurance benefit starting January 1, 2006; and (iii) retirees will pay increased out of pocket costs through plan design changes starting January 1, 2006. These changes have been considered in the determination of the ABO for QCII’s occupational (union) employee benefits under the plan. If the caps were not considered to be substantive in QCII’s determination of the ABO, QCII’s ABO would increase approximately $2.3 billion which would increase our future allocated costs significantly.

For 2005, 2004, and 2003, the net pension and post-retirement benefit expense allocated to cost of sales was $123 million, $104 million and $127 million respectively. For 2005, 2004, and 2003, the net pension and post-retirement benefit expense allocated to selling, general and administrative (“SG&A”) was $56 million, $55 million and $62 million, respectively.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) became law in the United States. The Medicare Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. QCII sponsors a post-retirement healthcare plan that provides prescription drug benefits that it deems actuarially equivalent to Medicare Part D. Accordingly, we adopted the provisions of FASB Staff Position FAS No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” As a result of adoption, we reduced our allocated accumulated post-retirement benefit obligation by $197 million, and reduced our allocated net periodic post-retirement benefit cost by $31 million and $27 million in 2005 and 2004, respectively. During 2005, the Center for Medicare and Medicaid Services issued and clarified rules for implementing the Medicare Act. QCII revised its actuarial estimate of the federal subsidy and using our December 31, 2005 measurement date, the total reduction in our allocated accumulated post-retirement benefit obligation is $442 million. This reduction was recorded as an unrecognized actuarial gain which will be amortized to expense. The issuance and clarification of the rules for implementing the Medicare Act during 2005 are expected to further reduce our benefit cost in 2006.

Other Benefit Plans

401(k) plan

QCII sponsors a qualified defined contribution benefit plan covering substantially all management and occupational (union) employees. Under this plan, employees may contribute a percentage of their annual

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

compensation to the plan up to certain maximums, as defined by the plan and by the Internal Revenue Service (“IRS”). Currently, QCII, on our behalf, matches a percentage of our employees’ contributions in cash. We made cash contributions in connection with our employees’ participation in QCII’s 401(k) plan of $43 million and $28 million for 2005 and 2004, respectively. In addition, QCII, on our behalf, made contributions of QCII common stock valued at $17 million in 2004.

Deferred Compensation Plans

QCII sponsors several non-qualified unfunded deferred compensation plans for various groups that include certain of our current and former management and highly compensated employees. Certain of these plans are open to new participants. Participants in these plans may, at their discretion, invest their deferred compensation in various investment choices, including QCII’s common stock.

Our portion of QCII’s deferred compensation obligations for these plans is included on our consolidated balance sheet in other long-term liabilities. Investment earnings, administrative expenses, changes in investment values and increases or decreases in the deferred compensation liability resulting from changes in the investment values are recorded in our consolidated statement of operations. Our deferred compensation liability in the QCII plan as of December 31, 2005 and 2004 was $3 million and $4 million, respectively. Our portion of QCII’s deferred compensation plans’ assets was $1 million at December 31, 2005 and 2004, and is included in other long-term assets on our consolidated balance sheets.

Note 11: Stock Incentive Plans

Stock Options

Some of our employees participate in QCII’s stock-based compensation plans. These plans are accounted for using the intrinsic-value recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method no compensation expense is recognized for options granted to employees when the strike price of those options equals or exceeds the value of the underlying security on the measurement date. Any excess of the stock price on the measurement date over the exercise price is recorded as deferred compensation and amortized over the service period during which the stock option award vests using the accelerated method described in FIN No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.” QCII allocates to us our share of the deferred compensation expense described herein based on options granted to our employees.

Employee Stock Purchase Plan

Our employees may participate in QCII’s Employee Stock Purchase Plan (“ESPP”). Under the terms of the ESPP, eligible employees may authorize payroll deductions of up to 15% of their base compensation, as defined, to purchase QCII’s common stock at a price of 85% of the fair market value of the stock on the last trading day of the month in which the stock is purchased. In accordance with APB No. 25, we do not recognize compensation expense for the difference between the employees’ purchase price and the fair market value of the stock.

Note 12: Stockholder’s Equity

Common Stock (no par value)

We have one share of issued and outstanding common stock owned by QSC.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

Equity Infusion from QSC, Transfer of Assets and Other Transfers with QSC

In April 2004, we received a capital contribution of $2.185 billion from QSC related to our transfer of ownership of Qwest Wireless to an affiliate, as further described in Note 7—Transfer of Qwest Wireless Operations to our audited consolidated financial statements. In the normal course of business, we transfer assets to and from QSC. It is our policy to record these asset transfers as contributions or distributions, based on carrying values. During 2003, QSC transferred to us $8 million of net assets and $1 million for stock compensation. During 2004, QSC transferred to us $11 million in net asset transfers. During 2004 and 2003, we transferred to QSC, $32 million and $173 million in tax benefits, respectively. During 2004, we transferred to an affiliate $296 million for the net assets of Qwest Wireless. Also, in 2004 we received $332 million in cash from QSC comprised of $286 million for payment of a note receivable and $46 million as an additional equity infusion.

Dividends

Prior to August 2003, we declared and paid regular dividends to QSC based on our consolidated net income. In August 2003, we modified our dividend practice to exclude the impact of Qwest Wireless’s net income (loss) on our consolidated earnings for purposes of determining the amount of regular dividends we declare and pay. During the first quarter of 2004, we declared a dividend of $1.360 billion relating to net income from prior periods that was not declared or paid as dividends in those periods. In July 2004, we modified our dividend practice to balance our financial needs, cash position and credit profile with those of our parent. As a result, going forward, we may declare and pay dividends in excess of our earnings to the extent permitted by applicable law. Our debt covenants do not limit the amount of dividends we can pay to our parent.

We declared cash dividends to QSC of $2.250 billion, $2.664 billion and $2.306 billion during 2005, 2004 and 2003, respectively. We paid cash dividends of $2.536 billion, $2.451 billion and $2.880 billion in 2005, 2004 and 2003, respectively. At December 31, 2005, we had $126 million in dividends payable.

Contested Liability Trust

We established a contested liability trust, or grantor trust, related to the payment of certain contingent obligations. During 2000, the trust was funded with a contribution of a note receivable of $286 million. We recorded the $286 million as an increase to common stock, and the related $286 million note receivable into common stock as well. During 2004 we received $286 million cash from affiliates in settlement of the note receivable.

Note 13: Income Taxes

The components of the income tax expense from continuing operations are as follows:

	Years Ended December 31,
	2005	2004	2003
	(Dollars in millions)
Current tax provision:
Federal	$711	$1,007	$401
State and local	131	140	52

	842	1,147	453

Deferred tax (benefit) expense:
Federal	(210)	(414)	184
State and local	(91)	(35)	38

	(301)	(449)	222

Income tax expense	$541	$698	$675

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

The effective tax rate for our continuing operations differs from the statutory tax rate as follows:

	Years Ended December 31,
	2005	2004	2003
	(in percent)
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes—net of federal effect	1.7	3.9	3.3
Other	(1.3)	1.1	0.1

Effective income tax rate	35.4%	40.0%	38.4%

The components of the deferred tax assets and liabilities are as follows:

	December 31,
	2005	2004
	(Dollars in millions)
Property, plant and equipment	$(2,576)	$(2,990)
Other	(115)	(128)

Total deferred tax liabilities	(2,691)	(3,118)

Post-retirement benefits—net of pension	712	865
Other	196	171

Total deferred tax assets	908	1,036

Net deferred tax liabilities	$(1,783)	$(2,082)

We paid $940 million, $1,044 million, and $135 million to QCII, through QSC, for income taxes in 2005, 2004, and 2003, respectively.

We had unamortized investment tax credits of $90 and $97 million as of December 31, 2005 and 2004, respectively, which are included in other long-term liabilities on our consolidated balance sheets. These credits are amortized over the life of the related asset. Amortization of investment tax credits of $7 million, $17 million, and $11 million are included in the provision for income taxes for the years ended December 31, 2005, 2004, 2003, respectively.

In accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), we have performed an evaluation of the recoverability of our deferred tax assets. It is our opinion that it is more likely than not that the deferred tax assets will be realized and should not be reduced by a valuation allowance.

Note 14: Contribution to QCII Segments

Our operations are integrated into and are part of the segments of the QCII consolidated group. The chief operating decision maker (“CODM”) for QCII makes resource allocation decisions and assessments of financial performance for the consolidated group based on wireline services, wireless services and other segmentation. Our business contributes to the segments reported by QCII, but the QCII CODM reviews our financial information only in connection with our quarterly and annual reports that we file with the SEC. Consequently, we do not provide our discrete financial information to the CODM on a regular basis.

Due to the May 1, 2004 transfer of our wireless operations to one of our affiliates, we no longer include wireless revenue and expenses in our continuing operations. Wireless revenue and expense are included in our

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

discontinued operations. See Note 7—Transfer of Qwest Wireless Operations to our audited consolidated financial statements. Following the transfer of the wireless operations, essentially all of our operations contribute to QCII’s wireline services segment. As such, we no longer report our contribution to QCII’s segments, as this information does not differ materially from our consolidated statements of operations, excluding affiliate transactions. However, we continue to provide the following enterprise-wide information on revenue from external customers for each group of similar products and services.

	Years Ended December 31,
	2005	2004	2003
	(Dollars in millions)
Voice services	$6,753	$7,117	$7,881
Data and Internet services	2,225	2,138	2,126
Other services	15	12	20

Operating revenue from external customers	$8,993	$9,267	$10,027

Voice services. Voice services revenue includes local voice services, IntraLATA long-distance voice services and access services. Local voice services revenue includes revenue from basic local exchange services, switching services, custom calling features, enhanced voice services, operator services, and collocation services. Local voice services revenue also includes revenue from the provision of network transport, billing services and access to our local network on a wholesale basis. IntraLATA long-distance voice services revenue includes revenue from IntraLATA long-distance services within our local service area. Access services revenue includes fees charged to other long-distance providers to connect to our network.

Data and Internet services. Data and Internet services revenue includes data services (such as traditional private lines, wholesale private lines, frame relay, ISDN and ATM) and Internet services (such as high-speed Internet, Internet dial access and related equipment).

Other services. Other services revenue is predominantly derived from subleases of some of our real estate, such as space in our office buildings, warehouses and other properties.

Affiliate revenue is derived from telecommunications and other services provided to our affiliated entities. We generally provide the same telecommunications products and services to our affiliated entities as we do in the marketplace. These services include both retail and wholesale products and services. In addition, we provide billing and collection services, joint marketing, lease of space, and other non-telecommunications services to affiliates.

Although revenue from affiliates provided more than ten percent of our total operating revenue, we do not have any single major unrelated customer that provides more than ten percent of our operating revenue.

Note 15: Related Party Transactions

We purchase services from our affiliates, such as marketing and advertising, information technology, product and technical services as well as general support services. We provide to our affiliates telephony and data services and other services.

Our affiliates provide services and also contract services from third parties on our behalf. In the latter case, the third parties bill our affiliates who in turn charge us for our respective share of these third-party expenses.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

Our affiliates charge us for services based on market price or fully distributed cost (“FDC”). Most services are priced by applying an FDC methodology. FDC rates are determined using salary rates, including factors for taxes, employee benefits, facilities and overhead costs. These services are charged to us based on direct assignment whenever possible. If costs cannot be directly assigned, they are allocated among all affiliates including QC based upon cost causative measures, or if no cost causative measure is available, based on a general allocator. Occasionally Qwest will adjust the basis for allocating the costs of a shared service among affiliates. The adjusted allocation applies beginning with the current reporting period. In addition, our affiliates charge market prices for telecommunications services that they also provide to third-party customers.

We charge our affiliates based on tariffed or tariff-like rates for telephony and data services. We bill either FDC or market rates for other services.

We describe in further detail below the services provided by our affiliates.

Marketing, Sales and Advertising

Marketing, sales and advertising, which support joint marketing of our services, include the development of marketing and advertising plans, sales unit forecasts, market research, sales training and compensation plans.

Information Technology Services

Information technology services primarily include the labor cost of developing, testing and implementing the system changes necessary to support order entry, provisioning, billing, network, and financial systems, as well as the cost of improving, maintaining and operating our operations support systems and shared internal communications networks.

Product and Technical Services

Product and technical services relate to forecasting demand volumes and developing plans around network utilization and optimization, developing and implementing plans for overall product development, provisioning and customer care.

General Support Services

General support services include legal, regulatory, general finance and accounting, tax, human resources and executive support.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

Note 16: Commitments and Contingencies

Commitments

Future Contractual Obligations

The following table summarizes our future contractual cash obligations, as of December 31, 2005:

	Payments Due by Period
	2006	2007	2008	2009	2010	2011 and Thereafter	Total
	(Dollars in millions)
Future Contractual Obligations(1)(3)
Long-term debt	$—	$660	$322	$—	$500	$6,307	$7,789
Interest on debt(2)	601	571	544	528	511	4,678	7,433
Capital lease obligations	2	2	2	1	1	7	15
Operating leases	97	89	78	63	50	240	617
Purchase commitment obligations	22	15	1	—	—	—	38

Total future contractual obligations	$722	$1,337	$947	$592	$1,062	$11,232	$15,892

(1)	The table does not include:

•	our open purchase orders as of December 31, 2005. These purchase orders are generally at fair value, are generally cancelable without penalty and are part of normal operations;

•	accounts payable of $1 billion, dividends payable to QSC of $126 million, accrued expenses and other current liabilities of $685 million, deferred income taxes of $1.9 billion and other long-term liabilities of $279 million, all of which are recorded on our December 31, 2005 consolidated balance sheet; and

•	amounts related to the legal contingencies described below under the heading “Contingencies.”

(2)	Interest expense in all years may differ due to future refinancing of debt. Interest on our floating rate debt was calculated for all years using the rates effective as of December 31, 2005.

(3)	We have various long-term, non-cancelable purchase commitments for services with various vendors for data processing, technical and software support. Future payments under certain services contracts will vary depending on our actual usage. In the table above we estimated payments for these service contracts based on the level of services we expect to receive.

Employee Benefit Plans. QCII offers pension, non-qualified pension, post-retirement healthcare and life insurance benefits to our employees, some of which are due under contractual agreements. Pension and certain post-retirement benefits are paid through trusts and therefore are not included in this table, as we are not able to reliably estimate our portion of future required contributions to the trusts. As of December 31, 2005, QCII’s qualified defined benefit pension plan was fully funded. As of December 31, 2005, we had a liability of $2.851 billion for our allocation of QCII’s non-qualified pension, post-retirement healthcare and life insurance, and other post-employment benefit obligations. The liability is impacted by various actuarial assumptions and will differ from the sum of the future value of actuarially estimated payments. See further discussion of our benefit plans in Note 10—Employee Benefits to our audited consolidated financial statements.

Capital Leases. We lease certain office facilities and equipment under various capital lease arrangements. Assets acquired through capital leases during 2005, 2004 and 2003 were $0 million, $1 million and $9 million, respectively. Assets recorded under capitalized lease agreements included in property, plant and equipment

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

consisted of $29 million, $35 million and $94 million of cost less accumulated amortization of $10 million, $14 million and $63 million at December 31, 2005, 2004 and 2003, respectively.

The future minimum payments under capital leases as of December 31, 2005 are reconciled to our consolidated balance sheet as follows:

Capital Lease Obligations
(Dollars in millions)
Total minimum payments	$15
Less: amount representing interest and executory costs	(10)

Present value of minimum payments	5
Less: current portion	(1)

Long-term portion	$4

Operating Leases. Certain office facilities, real estate and equipment are subject to operating leases. We also have easement (right-of-way) agreements with railroads and public transportation authorities that are accounted for as operating leases. Rent expense under these operating leases was $162 million, $162 million and $172 million during 2005, 2004 and 2003, respectively, net of sublease rentals of $6 million, $7 million and $4 million, respectively. Future contractual obligations for operating leases as reported in the table above have not been reduced by minimum sublease rentals of $39 million to be realized under non-cancelable subleases.

Letters of Credit and Guarantees

At December 31, 2005, the amount of letters of credit outstanding was $4 million and we did not have any outstanding guarantees.

Contingencies

QCII is involved in several legal proceedings to which we are not a party that, if resolved against QCII, could have a material adverse effect on our business and financial condition. We have included below a discussion of these matters, together with a discussion of those matters to which we are a party (primarily those discussed below under the “Regulatory Matters” subheading, as well as the “Colorado action” described below). Only those matters to which we are a party represent contingencies for which we have recorded, or could reasonably anticipate recording, an accrual.

Throughout this note, when we refer to a class action as “putative” it is because a class has been alleged, but not certified in that matter. Until and unless a class has been certified by the court, it has not been established that the named plaintiffs represent the class of plaintiffs they purport to represent.

Settlement of Consolidated Securities Action

Twelve putative class actions purportedly brought on behalf of purchasers of publicly traded securities of QCII between May 24, 1999 and February 14, 2002 have been consolidated into a consolidated securities action pending in federal district court in Colorado. The first of these actions was filed on July 27, 2001. Plaintiffs allege, among other things, that defendants issued false and misleading financial results and made false statements about QCII’s business and investments, including making materially false statements in certain QCII registration statements. The most recent complaint in this matter seeks unspecified compensatory damages and

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

other relief. However, counsel for plaintiffs indicated that the putative class would seek damages in the tens of billions of dollars. The SPA action described below has also been consolidated with the consolidated securities action.

On November 23, 2005, QCII, certain other defendants, and the putative class representatives entered into and filed with the federal district court in Colorado a Stipulation of Partial Settlement that, if implemented, will settle the consolidated securities action against QCII and certain other defendants. On January 5, 2006, the federal district court in Colorado issued an order (1) preliminarily approving the proposed settlement, (2) setting a hearing for May 19, 2006 to consider final approval of the proposed settlement, and (3) certifying a class, for settlement purposes only, on behalf of purchasers of QCII’s publicly traded securities between May 24, 1999 and July 28, 2002.

Under the proposed settlement agreement, QCII would pay a total of $400 million in cash—$100 million of which was paid 30 days after preliminary approval of the proposed settlement by the federal district court in Colorado, $100 million of which would be paid 30 days after final approval of the settlement by the court, and $200 million of which would be paid on January 15, 2007, plus interest at 3.75% per annum on the $200 million between the date of final approval by the court and the date of payment.

If approved, the proposed settlement agreement will settle the individual claims of the class representatives and the claims of the class they represent against QCII and all defendants in the consolidated securities action, except Joseph Nacchio, QCII’s former chief executive officer, and Robert Woodruff, QCII’s former chief financial officer. (The non-class action brought by SPA that is consolidated for certain purposes with the consolidated securities action is not part of the settlement.) As part of the proposed settlement, QCII would receive $10 million from Arthur Andersen LLP, which would also be released by the class representatives and the class they represent, which will offset $10 million of the $400 million that would be payable by QCII.

The proposed settlement agreement is subject to a number of conditions and future contingencies. Among others, it (i) requires final court approval; (ii) provides plaintiffs with the right to terminate the settlement if the $250 million QCII previously paid to the SEC in settlement of its investigation against QCII is not distributed to the class members; (iii) provides QCII with the right to terminate the settlement if class members representing more than a specified amount of alleged securities losses elect to opt out of the settlement; (iv) provides QCII with the right to terminate the settlement if it does not receive adequate protections for claims relating to substantive liabilities of non-settling defendants; and (v) is subject to review on appeal even if the district court were finally to approve it. Any lawsuits that may be brought by parties opting out of the settlement will be vigorously defended regardless of whether the settlement described herein is consummated. No parties admit any wrongdoing as part of the proposed settlement.

DOJ Investigation and Remaining Securities Actions

The Department of Justice, or DOJ, investigation and the securities actions described below present material and significant risks to QCII. The size, scope and nature of the restatements of QCII’s consolidated financial statements for 2001 and 2000, which are described in QCII’s previously issued consolidated financial statements for the year ended December 31, 2002, or our 2002 Financial Statements, affect the risks presented by this investigation and these actions, as these matters involve, among other things, QCII’s prior accounting practices and related disclosures. Plaintiffs in certain of the securities actions have alleged QCII’s restatement of items in support of their claims. We can give no assurance as to the impacts on our and QCII’s financial results or financial condition that may ultimately result from all of these matters.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

QCII has a reserve recorded in its financial statements of approximately $105 million relating to the remaining securities actions described below, which amount represents the minimum estimated amount of loss QCII believes is probable with respect to these matters. QCII has recorded its estimate of the minimum liability of these matters because no estimate of probable loss for these matters is a better estimate than any other amount. If the recorded reserve is insufficient to cover these matters, QCII will need to record additional charges to its consolidated statement of operations in future periods. Additionally, QCII is unable at this time to provide a reasonable estimate of the upper end of the range of loss associated with these matters due to their complex nature and current status, and, as a result, the amount QCII has reserved for these matters is its estimate of the lowest end of the possible range of loss. The ultimate outcomes of these matters are still uncertain and the amount of loss QCII may ultimately incur could be substantially more than the reserve it has provided.

QCII believes that it is probable that a portion of the recorded reserve for the remaining securities actions described below and the consolidated securities action described above will be recoverable from a portion of the insurance proceeds that were placed in a trust to cover its losses and the losses of individual insureds following its November 2003 settlement of disputes with certain of its insurance carriers related to, among other things, the DOJ investigation and securities actions. The insurance proceeds are subject to claims by QCII and other insureds for, among other things, the costs of defending certain matters and, as a result, such proceeds are being depleted over time. In any event, the terms and conditions of applicable bylaws, certificates or articles of incorporation, agreements or applicable law may obligate QCII or us to indemnify its or our current and former directors, officers and employees with respect to certain liabilities, and QCII and we have been advancing legal fees and costs to many current and former directors, officers and employees in connection with the DOJ investigation, securities actions and certain other matters.

QCII continues to defend against the securities actions described below vigorously and is currently unable to provide any estimate as to the timing of the resolution of these actions. Any settlement of or judgment in one or more of these actions substantially in excess of QCII’s recorded reserves could have a significant impact on QCII, and QCII can give no assurance that it will have the resources available to pay any such judgment. The magnitude of any settlement or judgment resulting from these actions could materially and adversely affect QCII’s ability to meet its debt obligations and its financial condition, potentially impacting its credit ratings, its ability to access capital markets and its compliance with debt covenants. In addition, the magnitude of any such settlement or judgment may cause QCII to draw down significantly on its cash balances, which might force QCII to obtain additional financing or explore other methods to generate cash. Such methods could include issuing additional securities or selling assets. As a wholly owned subsidiary of QCII, our business operations and financial condition would be similarly affected.

DOJ Investigation

On July 9, 2002, QCII was informed by the U.S. Attorney’s Office for the District of Colorado of a criminal investigation of QCII’s business. QCII believes the U.S. Attorney’s Office has investigated various matters that include transactions related to the various adjustments and restatements described in QCII’s 2002 Financial Statements, transactions between QCII and certain of its vendors and certain investments in the securities of those vendors by individuals associated with QCII, and certain prior disclosures made by QCII. QCII is continuing in its efforts to cooperate fully with the U.S. Attorney’s Office in its investigation. However, QCII cannot predict the outcome of this investigation or the timing of its resolution.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

Remaining Securities Actions

QCII is a defendant in the securities actions described below. Plaintiffs in these actions have variously alleged, among other things, that QCII violated federal and state securities laws, engaged in fraud, civil conspiracy and negligent misrepresentation, and breached fiduciary duties owed to investors and current and former employees. Other defendants in one or more of these actions include current and former directors of QCII, former officers and employees of QCII, Arthur Andersen LLP, certain investment banks and others.

•	ERISA actions. Seven putative class actions purportedly brought on behalf of all participants and beneficiaries of the Qwest Savings and Investment Plan and predecessor plans, or the Plan, from March 7, 1999 until January 12, 2004 have been consolidated into a consolidated action in federal district court in Colorado. These suits also purport to seek relief on behalf of the Plan. The first of these actions was filed in March 2002. Plaintiffs assert breach of fiduciary duty claims against QCII and others under the Employee Retirement Income Security Act of 1974, as amended, alleging, among other things, various improprieties in managing holdings of QCII stock in the Plan. Plaintiffs seek damages, equitable and declaratory relief, along with attorneys’ fees and costs and restitution. Counsel for plaintiffs has indicated that the putative class will seek billions of dollars of damages. A non-class action alleging similar claims was filed in the federal district court in Montana in June 2003 and was later transferred to federal district court in Colorado.

•	Colorado action. A putative class action purportedly brought on behalf of purchasers of QCII’s stock between June 28, 2000 and June 27, 2002 and owners of U S WEST, Inc. stock on June 28, 2000 is pending in Colorado in the District Court for the County of Boulder. We are also a defendant in this action. This action was filed on June 27, 2002. Plaintiffs allege, among other things, that the defendants issued false and misleading statements and engaged in improper accounting practices in order to accomplish the U S WEST/QCII merger, to make QCII appear successful and to inflate the value of QCII’s stock. Plaintiffs seek unspecified monetary damages, disgorgement of illegal gains and other relief.

•	New Jersey action. An action by the State of New Jersey (Treasury Department, Division of Investment), or New Jersey, is pending in the New Jersey Superior Court, Mercer County. This action was filed on November 27, 2002. New Jersey alleges, among other things, that defendants caused QCII’s stock to trade at artificially inflated prices by employing improper accounting practices and by issuing false statements about QCII’s business, revenue and profits, and contends that it incurred hundreds of millions of dollars in losses. Among other requested relief, New Jersey seeks from the defendants, jointly and severally, compensatory, consequential, incidental and punitive damages.

•	CalSTRS action. An action by the California State Teachers’ Retirement System, or CalSTRS, is pending in the Superior Court of the State of California in and for the County of San Francisco. This action was filed on December 10, 2002. CalSTRS alleges, among other things, that defendants engaged in a scheme that falsely inflated QCII’s revenues and decreased its expenses so that it would appear more successful than it actually was during the period in which CalSTRS purchased QCII’s securities, and CalSTRS asserts that defendants’ actions caused it to lose in excess of $150 million invested in QCII’s equity and debt securities. Plaintiff seeks compensatory, special and punitive damages, restitution, pre-judgment interest and costs.

•

SURSI action. An action by the State Universities Retirement System of Illinois, or SURSI, is pending in the Circuit Court of Cook County, Illinois. This action was filed on January 10, 2003. SURSI alleges, among other things, that defendants engaged in a scheme to falsely inflate QCII’s revenue and decrease its expenses by improper conduct related to transactions with various customers and suppliers and claims that its losses from investments in QCII’s securities are in excess of $12.5 million. SURSI seeks,

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

among other things, compensatory and punitive damages, costs, equitable relief, including an injunction to freeze or prevent disposition of the defendants’ assets, and disgorgement.

•	SPA action. An action by Stichting Pensioenfonds ABP, or SPA, is pending in federal district court in Colorado. This action was filed on February 9, 2004. SPA alleges, among other things, that defendants created a false perception of QCII’s revenue and growth prospects and that its losses from investments in QCII’s securities are in excess of $100 million. SPA seeks, among other things, compensatory and punitive damages, rescission or rescissionary damages, pre-judgment interest, attorneys’ fees and costs.

•	SHC action. An action by Shriners Hospital for Children, or SHC, is pending in federal district court in Colorado. This action was filed on March 22, 2004. SHC alleges, among other things, that defendants issued false and misleading financial reports about QCII. SHC alleges compensatory damages of approximately $17 million. SHC seeks compensatory and punitive damages, interest, costs and attorneys’ fees.

•	TRSL action. An action by the Teachers’ Retirement System of Louisiana, or TRSL, is pending in federal district court in Colorado. This action was filed on or about March 30, 2004. TRSL alleges, among other things, that defendants issued false and misleading financial reports about QCII. TRSL alleges compensatory damages of approximately $23 million. TRSL seeks compensatory and punitive damages, interest, costs and attorneys’ fees.

•	NYC Funds action. An action by a number of New York City pension and retirement funds, or NYC Funds, is pending in federal district court in Colorado. This action was filed on September 22, 2004. NYC Funds allege, among other things, that defendants created a false perception of QCII’s revenue and growth prospects and that their losses from investments in QCII’s securities are in excess of $300 million. NYC Funds seek, among other things, compensatory and punitive damages, rescission or rescissionary damages, pre-judgment interest, attorneys’ fees and costs.

KPNQwest Litigation/Investigation

A putative class action is pending in the federal district court for the Southern District of New York against QCII, certain of its former executives who were also on the supervisory board of KPNQwest, N.V. (of which QCII was a major shareholder), and others. This lawsuit was initially filed on October 4, 2002. The current complaint alleges, on behalf of certain purchasers of KPNQwest securities, that, among other things, defendants engaged in a fraudulent scheme and deceptive course of business in order to inflate KPNQwest’s revenue and the value of KPNQwest securities. Plaintiffs seek compensatory damages and/or rescission as appropriate against defendants, as well as an award of plaintiffs’ attorneys’ fees and costs. On February 3, 2006, QCII, certain other defendants and the putative class representative in this action executed an agreement to settle the case against QCII and certain other defendants. Under the settlement agreement, QCII will pay $5.5 million in cash to the settlement fund no later than 30 days following preliminary court approval, and no later than 30 days following final approval by the court, QCII will issue shares of its stock to the settlement fund then valued at $5.5 million as additional consideration for the settlement. The settlement agreement would settle the individual claims of the putative class representative and the claims of the class he purports to represent against QCII and all defendants except Koninklijke KPN N.V. a/k/a Royal KPN N.V., Willem Ackermans, Eelco Blok, Joop Drechsel, Martin Pieters, and Rhett Williams. The settlement agreement is subject to a number of conditions and future contingencies. Among others, it (i) requires both preliminary and final court approval; (ii) provides QCII with the right to terminate the settlement if class members representing more than a specified amount of alleged securities losses elect to opt out of the settlement; (iii) provides QCII with the right to terminate the settlement if it does not receive adequate protections for claims relating to substantive liabilities of non-settling defendants; and (iv) is subject to review on appeal even if the district court were finally to approve it. Any lawsuits that may be brought

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

by parties opting out of the settlement will be vigorously defended regardless of whether the settlement described herein is consummated. No parties admit wrongdoing as a part of the settlement agreement.

On October 31, 2002, Richard and Marcia Grand, co-trustees of the R.M. Grand Revocable Living Trust, dated January 25, 1991, filed a lawsuit in Arizona Superior Court which, as amended, alleges, among other things, that the defendants violated state and federal securities laws and breached their fiduciary duty in connection with investments by plaintiffs in securities of KPNQwest. QCII is a defendant in this lawsuit along with Qwest B.V. (one of QCII’s subsidiaries), Joseph Nacchio, QCII’s former Chairman and Chief Executive Officer, and John McMaster, the former President and Chief Executive Officer of KPNQwest. Plaintiffs claim to have lost approximately $10 million in their investments in KPNQwest. The court granted defendants’ motion for partial summary judgment with respect to a substantial portion of plaintiffs’ claims. The court entered judgment for defendants on those claims and dismissed the remaining claims without prejudice. QCII has entered into a tolling agreement with plaintiffs that allows them to refile these remaining claims following their appeal of the court’s order granting summary judgment to defendants on a substantial portion of plaintiffs’ claims. Plaintiffs have filed such an appeal with the Arizona Court of Appeals.

On June 25, 2004, J.C. van Apeldoorn and E.T. Meijer, in their capacities as trustees in the Dutch bankruptcy proceeding for KPNQwest, filed a complaint in the federal district court for the District of New Jersey alleging violations of the Racketeer Influenced and Corrupt Organizations Act, and breach of fiduciary duty and mismanagement under Dutch law. QCII is a defendant in this lawsuit along with Joseph Nacchio, Robert S. Woodruff, QCII’s former Chief Financial Officer, and John McMaster. Plaintiffs allege, among other things, that defendants’ actions were a cause of the bankruptcy of KPNQwest and the bankruptcy deficit of KPNQwest was in excess of $3 billion. Plaintiffs seek compensatory, treble and punitive damages, as well as an award of plaintiffs’ attorneys’ fees and costs.

On June 17, 2005, Appaloosa Investment Limited Partnership I, Palomino Fund Ltd., and Appaloosa Management L.P. filed a complaint in the federal district court for the Southern District of New York against QCII, Joseph Nacchio, John McMaster and Koninklijke KPN N.V., or KPN. The complaint alleges that defendants violated federal securities laws in connection with the purchase by plaintiffs of certain KPNQwest debt securities. Plaintiffs seek compensatory damages, as well as an award of plaintiffs’ attorneys’ fees and costs.

Various former lenders to KPNQwest or their assignees, including Citibank, N.A., Deutsche Bank AG London and others, have notified QCII of their intent to file legal claims in connection with the origination of a credit facility and subsequent borrowings made by KPNQwest of approximately €300 million under that facility. They have indicated that QCII would be a defendant in this threatened lawsuit along with Joseph Nacchio, John McMaster, Drake Tempest, QCII’s former General Counsel, KPN and other former employees of QCII, KPN or KPNQwest.

On August 23, 2005, the Dutch Shareholders Association (Vereniging van Effectenbezitters, or VEB) filed a petition for inquiry with the Enterprise Chamber of the Amsterdam Court of Appeals, located in the Netherlands, with regard to KPNQwest. VEB seeks an inquiry into the policies and course of business at KPNQwest that are alleged to have caused the bankruptcy of KPNQwest in May 2002, and an investigation into alleged mismanagement of KPNQwest by its executive management, supervisory board members, joint venture entities (QCII and KPN), and KPNQwest’s outside auditors and accountants.

Other than the putative class action in which QCII has entered into a proposed settlement (and for which it has recorded a reserve of $11 million in connection with the proposed settlement), QCII will continue to defend

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

against the pending KPNQwest litigation matters vigorously and will likewise defend against any claims asserted by KPNQwest’s former lenders if litigation is filed.

Regulatory Matter

On July 15, 2004, the New Mexico state regulatory commission opened a proceeding to investigate whether we are in compliance with or are likely to meet a commitment that we made in 2001 to invest in communications infrastructure in New Mexico through March 2006 pursuant to an Alternative Form of Regulation plan, or AFOR. The AFOR says, in part, that “Qwest commits to devote a substantial budget to infrastructure investment, with the goal of achieving the purposes of this Plan. Specifically, Qwest will make capital expenditures of not less than $788 million over the term of this Plan. This level of investment is necessary to meet the commitments made in this Plan to increase Qwest’s investment and improve its service quality in New Mexico.” Multiple parties filed comments in that proceeding and variously argued that we should be subject to a range of requirements including an escrow account for capital spending, new investment obligations, and customer credits or price reductions.

On April 14, 2005, the Commission issued its Final Order in connection with this investigation. In this Final Order, the Commission ruled that the evidence in the record indicates we will not be in compliance with the investment commitment at the conclusion of the AFOR in March 2006, and if the current trend in our capital expenditures continues, there will be a shortfall of $200 million or more by the end of the AFOR. The Commission also concluded that we have an unconditional commitment to invest $788 million over the life of the AFOR. Finally, the Commission ruled that if we fail to satisfy this investment commitment, any shortfall must be credited or refunded to our New Mexico customers. The Commission also opened an enforcement and implementation docket to review our investments and consider the structure and size of any refunds or credits to be issued to customers. On May 12 and 13, 2005, we filed appeals in federal district court and in the New Mexico State Supreme Court, respectively, challenging the lawfulness of the Commission’s Final Order. On May 31, 2005, the Commission issued an order, in response to a report we filed on May 20, 2005, designating a hearing examiner to conduct proceedings addressing whether customer credits and refunds should be imposed on us based on our investment levels as of June 30, 2005, and prior to the expiration of the AFOR in March 2006.

We have vigorously argued, among other things, that the underlying purposes of the investment commitment set forth in the AFOR have been met in that we have met all service quality and service deployment obligations under the AFOR; that, in light of this, we should not be held to a specific amount of investment; and that the Commission has failed to include all eligible investments in the calculation of how much we have actually invested. Nevertheless, we believe it is unlikely the Commission will reverse its determination that we have an unconditional obligation to invest $788 million. In addition, we have argued, and will continue to argue, that customer credits or refunds are an impermissible and illegal form of relief for the Commission to order in the event there is an investment shortfall. On January 30, 2006, Qwest filed with the New Mexico Commission an Offer of Settlement and to Revise AFOR. This Offer proposes to extend the time period for Qwest to complete $788 million in investments to three years following the approval of the Offer. Under the Offer, Qwest has included within the $788 million of total investments a proposal to invest $85 million in projects approved by the Commission. In an order dated February 7, 2006, the Commission rejected the Offer on technical grounds, ruling that it was improper as to form. In this order, the Commission also encouraged Qwest and the other parties to continue settlement negotiations.

We believe there is a substantial likelihood that the ultimate outcome of this matter will result in us having to make expenditures or payments beyond those we would otherwise make in the normal course of business. These expenditures or payments could take the form of one or more of the following: penalties, capital

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

investment, basic service rate reductions and customer refunds or credits. At this time, however, we are not able to reasonably estimate the amount of these expenditures or payments and, accordingly, have not reserved any amount for such potential liability. Any final resolution of this matter could be material.

Other Matters

Several putative class actions relating to the installation of fiber optic cable in certain rights-of-way were filed against QCII on behalf of landowners on various dates and in various courts in California, Colorado, Georgia, Illinois, Indiana, Kansas, Mississippi, Missouri, North Carolina, Oregon, South Carolina, Tennessee and Texas. For the most part, the complaints challenge QCII’s right to install its fiber optic cable in railroad rights-of-way. Complaints in Colorado, Illinois and Texas, also challenge QCII’s right to install fiber optic cable in utility and pipeline rights-of-way. The complaints allege that the railroads, utilities and pipeline companies own a limited property right-of-way that did not include the right to permit QCII to install its fiber optic cable in the right-of-way without the Plaintiffs’ consent. Most actions (California, Colorado, Georgia, Kansas, Louisiana, Mississippi, Missouri, North Carolina, Oregon, South Carolina, Tennessee and Texas) purport to be brought on behalf of state-wide classes in the named plaintiffs’ respective states. Several actions purport to be brought on behalf of multi-state classes. The Illinois state court action purports to be on behalf of landowners in Illinois, Iowa, Kentucky, Michigan, Minnesota, Nebraska, Ohio and Wisconsin. The Illinois federal court action purports to be on behalf of landowners in Arkansas, California, Florida, Illinois, Indiana, Missouri, Nevada, New Mexico, Montana and Oregon. The Indiana action purports to be on behalf of a national class of landowners adjacent to railroad rights-of-way over which QCII’s network passes. The complaints seek damages on theories of trespass and unjust enrichment, as well as punitive damages.

The IRS proposed a tax adjustment for tax years 1994 through 1996. The principal issue involves the allocation of costs between long-term contracts with customers for the installation of conduit or fiber optic cable and additional conduit or fiber optic cable retained by QCII. The IRS disputes the allocation of the costs between QCII and third parties. Similar claims have been asserted against QCII with respect to the 1997 to 1998 and the 1998 to 2001 audit periods. The 1994-1996 claim is currently being litigated in the Tax Court, and QCII does not believe the IRS will be successful, although the ultimate outcome is uncertain. If QCII were to lose this issue for the tax years 1994 through 1998, QCII estimates it would have to pay approximately $57 million in tax plus approximately $43 million in interest pursuant to tax sharing agreements with the Anschutz Company relating to those time periods.

In 2004, QCII recorded income tax expense of $158 million related to a change in the expected timing of deductions related to its tax strategy, referred to as the Contested Liability Acceleration Strategy, or CLAS, which it implemented in 2000. CLAS is a strategy that sets aside assets to provide for the satisfaction of asserted liabilities associated with litigation in a tax efficient manner. CLAS accelerated deductions for contested liabilities by placing assets for potential litigation liabilities out of the control of the company and into trusts managed by a third-party trustee. In 2004, QCII was formally notified by the IRS that it was contesting the CLAS tax strategy. Also in 2004 as a result of a series of notices on CLAS strategies issued by the IRS and the receipt of legal advice with respect thereto, QCII adjusted its accounting for CLAS as required by SFAS No. 109. The change in expected timing of deductions caused an increase in QCII’s liability for uncertain tax positions and a corresponding increase in its net operating loss carry-forwards, or NOLs. Because QCII is not currently forecasting future taxable income sufficient to realize the benefits of this increase in its NOLs, it recorded an increase in its valuation allowance on deferred tax assets as required by SFAS No. 109. Additionally, in 2004 the IRS proposed a penalty of $37 million on this strategy. QCII believes that the imposition of a penalty is not appropriate as it acted in good faith in implementing this tax strategy in reliance on two contemporaneous tax opinions and adequately disclosed this transaction to the IRS in its initial and subsequent tax returns. QCII intends to vigorously defend its position on this and other tax matters.

QWEST CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

QCII has other tax related matters pending against it, certain of which, in addition to CLAS, are before the Appeals Office of the IRS. QCII believes it has adequately provided for these matters.

Note 17: Quarterly Financial Data (Unaudited)

	Quarterly Financial Data
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Dollars in millions)
2005
Operating revenue	$2,551	$2,542	$2,470	$2,485	$10,048
Income before cumulative effect of changes in accounting principles	262	250	210	267	989
Net income	262	250	210	255	977

2004
Operating revenue	$2,617	$2,564	$2,560	$2,590	$10,331
Income before cumulative effect of changes in accounting principles	253	198	274	266	991
Net income	253	198	274	266	991

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Qwest Corporation:

Under date of February 16, 2006, we reported on the consolidated balance sheets of Qwest Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2005. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule, Schedule II - Valuation and Qualifying Accounts. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Denver, Colorado

February 16, 2006

QWEST CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(DOLLARS IN MILLIONS)

	Balance at beginning of period	Charged to expense	Deductions	Balance at end of period
Allowance for doubtful accounts:
2005	72	74	80	66
2004	102	32	62	72
2003*	96	125	119	102

*	The 2003 figures on the table above have been adjusted to reflect the discontinuance of our wireless operations.

PROSPECTUS

$600,000,000

Qwest Corporation

Exchange Offer for All Outstanding

7.5% Notes due 2014

(CUSIP Nos. 74913G AP0 and U7490R AG4)

for new

7.5% Notes due 2014

that have been registered under the Securities Act of 1933

November 17, 2006